Form 20-F
period 2026-03-31
Charming Medical Ltd
filed 2026-07-30
CIK 2035992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________

For the transition period from ______ to ________

Commission file number: 001-42907

Charming Medical Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Kit Wong

Tel: +852 2116 1492

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	MCTA	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,178,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding as of March 31, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, references to:

●	“Beautylab BVI,” or “Beautylab Group Medical” are to Beautylab Group Medical Limited, a BVI business company, a subsidiary of Charming Medical;

●	“Board of Directors” refers to the board of directors of Charming Medical;

●	“BVI Act” refers to the BVI Business Companies Act, Revised Edition 2020, as amended, supplemented or otherwise modified from time to time;

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Class A Ordinary Shares” refers to our class A ordinary shares, par value US$0.0001 per share, carrying one vote per share;

●	“Class B Ordinary Shares” refers to our class B ordinary shares, par value US$0.0001 per share, carrying 20 votes per share;

●	“China” or the “PRC” refers to the People’s Republic of China, including the Hong Kong and Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Chinese government” or “PRC government” refers to the government of Mainland China for the purposes of this annual report only;

●	“Choliya” refers to Choliya Limited, a company incorporated in Hong Kong on March 7, 2021 with limited liability;

●	“Controlling Shareholder” refers to Ms. Kit Wong;

●	“Dream International Trading” refers to Dream International Trading (Hong Kong) Limited, a company incorporated in Hong Kong on March 7, 2021 with limited liability;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934;

●	“FY2026,” “FY2025”, and “FY2024” refer to fiscal year ended March 31, 2026, 2025, and 2024, respectively;

●	“The Group” refers to Charming Medical and its subsidiaries;

●	“HKD,” “Hong Kong dollar(s),” or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” refers to the People’s Republic of China, excluding, for the sole purpose of this annual report, Taiwan, the Hong Kong Special Administrative Region of the People’s Republic of China, and the Macao Special Administrative Region of the People’s Republic of China;

●	“Memorandum and Articles” refers to the second amended and restated memorandum and articles of association of Charming Medical filed on May 27, 2025;

●	“My Beauty Technology” refers to My Beauty Technology Limited, a company incorporated in Hong Kong on September 19, 2019 with limited liability;

●	“Operating Subsidiaries” are to Pilate, My Beauty Technology, Dream International Trading, and Choliya;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares;

●	“Pilate” refers to Pilate International Trading Limited, a company incorporated in Hong Kong on July 14, 2016 with limited liability;

●	“PRC laws and regulations” or “PRC laws” refers to the laws and regulations of Mainland China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“TCM” refers to traditional Chinese medicine;

●	“TCM-inspired” therapies and products refers to therapies and products that are rooted in and influenced by the principles and practices of Traditional Chinese Medicine (TCM) for the purposes of this annual report;

●	“US$,” “$,” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S.,” or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“We,” “us,” “our,” “the Company,” “our Company,” and “Charming Medical” are to Charming Medical Limited, a BVI business company incorporated on February 28, 2024, as a holding company, and does not include its subsidiaries, Beautylab Group Medical, Pilate, My Beauty Technology, Dream International Trading, Choliya; and when describing Charming Medical’s consolidated financial information for the fiscal years ended March 31, 2026, 2025 and 2024, also include Charming Medical’s subsidiaries as mentioned above.

Charming Medical is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries in Hong Kong, using the Hong Kong dollar. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00.

Disclosure Regarding FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees;

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information - 3.D. Risk Factors.” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information - 3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Corporate History and Structure

The following diagram illustrates our corporate structure, as of the date of this annual report:

Charming Medical is a holding company incorporated in the British Virgin Islands. As a holding company with no material operations, Charming Medical conducts all of its operations through its Operating Subsidiaries, Pilate, My Beauty Technology, Dream International Trading, and Choliya, all of which are companies incorporated in Hong Kong. Charming Medical has adopted a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all resolutions of the shareholders and have the same rights except each Class A Ordinary Share shall entitle its holder to one (1) vote and each Class B Ordinary Share shall entitle its holder to twenty (20) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares. On July 21, 2026, Ms. Wong irrevocably undertook to surrender to the Company, unconditionally and for no consideration, all 2,000,000 Class B Ordinary Shares, held by her, representing all of the issued and outstanding Class B Ordinary Shares. Pursuant to that undertaking, Ms. Wong has delivered to the Company a written notice of surrender in respect of all such Class B Ordinary Shares, in accordance with the Company's Memorandum and Articles and the BVI Act. The surrendered Class B Ordinary Shares will be cancelled, and the cancellation reflected in the Company's register of members, upon completion of the applicable procedures. Following such cancellation, no Class B Ordinary Shares remain in issue, and each shareholder of the Company will be entitled to one (1) vote per share on all matters submitted to a vote of shareholders. Immediately following the surrender and cancellation of the Class B Ordinary Shares, the Company will have 15,178,000 ordinary shares issued and outstanding, of which Ms. Wong holds 10,350,360 ordinary shares, representing approximately 68.19% of the issued and outstanding Ordinary Shares and of the aggregate voting power of the Company. The Company further intends to convene a meeting of its shareholders to approve amendments to the Company’s memorandum and articles of association to abolish the dual-class share structure in its entirety.

Corporate History

On July 14, 2016, Pilate was incorporated as a company with limited liability in Hong Kong. Pilate is engaging in the business of providing wellness services.

On March 14, 2017, Dream International Trading was incorporated as a company with limited liability under the laws of Hong Kong. Dream International Trading is engaging in the business of providing wellness services.

On September 19, 2019, My Beauty Technology was incorporated as a company with limited liability in Hong Kong. My Beauty Technology is engaging in the business of providing wellness services.

On March 7, 2021, Choliya was incorporated as a company with limited liability in Hong Kong. Choliya is engaging in the business of providing wellness services.

For the purposes of corporate reorganization and in preparation for its initial public offering, on February 28, 2024, Charming Medical was incorporated as the holding company under the laws of the BVI. On the date of its incorporation, 8,892 Shares, representing 100% of the issued shares, were allotted and issued fully paid at par to Ms. Kit Wong (“Ms. Wong”) for a consideration of US$1,333.80. On May 6, 2024, Beautylab BVI was incorporated in the BVI, as the intermediate wholly-owned holding company by Charming Medical.

On June 18, 2024, Ms. Wong acquired 2,000 ordinary shares of Choliya, representing 20% of Choliya’s equity interests, from an independent third party, for a consideration of HK$2,000. Choliya is 80% owned by Pilate, which is wholly owned by Ms. Wong, and 20% owned by Ms. Wong. As a result, Choliya became wholly owned by Ms. Wong.

On September 10, 2024, Dream International Trading, My Beauty Technology, and Pilate have collectively allotted and issued 99% of the enlarged share capital, consisting of 990,000 ordinary shares to Beautylab BVI, while Ms. Wong’s equity interests in Dream International Trading, My Beauty Technology, and Pilate have been diluted to 1%.

On September 16, 2024, Ms. Wong transferred her 2,000 ordinary shares in Choliya to Pilate for a consideration of HK$2,000, via executing an instrument of transfer and a bought and sold note. As such, Choliya became a 100% wholly-owned subsidiary of Pilate.

On September 19, 2024, Beautylab BVI acquired 10,000 ordinary shares, representing 1% of the share capital of Dream International Trading, My Beauty Technology, and Pilate, respectively, from Ms. Wong.

After completing the Reorganization, the Operating Subsidiaries became indirectly wholly owned by Charming Medical, through the intermediate holding company, Beautylab BVI.

Reclassification and Forward Share Split

On October 18, 2024, the shareholders and director of the Company resolved and approved a redesignation and reclassification of shares and share split at a ratio of 1-to-1,500, as a result of which the maximum number of shares that the Company is authorized to issue was changed to 75,000,000 shares with a par value of US$0.0001, divided as 60,000,000 class A ordinary shares with a par value of US$0.0001 per share and 15,000,000 class B ordinary shares with a par value of US$0.0001 per share. All ordinary shares and per ordinary share amount used elsewhere in this annual report and the consolidated financial statements have been retroactively restated to reflect the share split.

Issuance of Class B Ordinary Shares

On November 1, 2024, the sole director of the Company resolved and approved the allotment and issuance of 2,000,000 class B ordinary shares with par value of US$0.0001 each to Ms. Wong.

Transfers of Cash to and from Our Subsidiary

Our management monitors the cash position of the Operating Subsidiaries regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

No regulatory approval is required for Charming Medical to transfer cash to its subsidiaries: Charming Medical is permitted under the laws of the BVI to provide funding to our subsidiaries incorporated in the BVI and Hong Kong, subject to certain restrictions laid down in the BVI Act and the Memorandum and Articles of Charming Medical. Charming Medical’s subsidiary, Beautylab BVI, formed under the laws of the BVI, is permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiaries, subject to certain restrictions laid down in the BVI Act and the memorandum and articles of association of Beautylab BVI. As a holding company, Charming Medical may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such a company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Charming Medical’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Charming Medical. Additionally, as of the date of this annual report, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our HK subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Other than what was disclosed above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

As of the date of this annual report, neither Charming Medical, Beautylab BVI, nor the Operating Subsidiaries have declared or made any dividend or other distribution to their shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by subsidiaries to our BVI holding company. Charming Medical and its subsidiaries do not have any plans to distribute earnings in the foreseeable future.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Charming Medical to the Operating Subsidiaries or from the Operating Subsidiaries to Charming Medical, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, distribute earnings and pay dividends to and from the other entities within our organization, or reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

Regulatory Development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

Accordingly, we believe PRC laws and regulations do not currently have any material or adverse impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there were a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong might face similar regulatory risks as those operating in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Cybersecurity Review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in Mainland China issued the Draft Overseas Listing Regulations, which require that a Mainland China domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021), which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and listing in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in mainland China, in connection with our business and operations and for “Know Your Customer” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business, operations or our listing, given that (i) our Operating Subsidiaries are incorporated in Hong Kong; (ii) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries will not be deemed to be an “Operator” that is required to file for a cybersecurity review in connection with our initial public offering and the listing of our Class A Ordinary Shares in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations does not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, neither we nor our Operating Subsidiaries have been informed by any PRC governmental authority of any requirement to file for a cybersecurity review or a CSRC review. Therefore, based on the relevant facts and the applicable laws and regulations above, and as advised by our PRC legal counsel, East & Concord Partners, we do not believe we are subject to the CSRC’s filing requirements under the Trial Administrative Measures or the CAC’s cybersecurity review requirements.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on a data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, the DSL applies to data processing activities within the territory of mainland China, as well as to data processing activities conducted outside the territory of mainland China that jeopardize the national interest or the public interest of the PRC or the rights and interests of any PRC organization or citizen. Any entity that fails to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties, including a ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operations or maintain any office or personnel in mainland China, and we have not conducted any data processing activities that may endanger the national interest or the public interest of the PRC or the rights and interests of any PRC organization or citizen. Therefore, as of the date of this annual report, based on the relevant facts and the applicable laws and regulations above, and as advised by our PRC legal counsel, East & Concord Partners, we do not believe that the Data Security Law is applicable to us. CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC citizens shall obtain the approval of the CSRC prior to the overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the PRC laws and regulations in effect at the time of the completion of our initial public offering and as of the date of this annual report, we were not, and are not, required to submit an application to the CSRC for its approval of the listing and trading of our Class A Ordinary Shares on Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of, or in addition to, the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of, and submit the relevant information to, the CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. On February 17, 2023, the CSRC released the Trial Administrative Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Administrative Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC, and if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Administrative Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing, and if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement are unclear, and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements, or extend existing requirements, to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to exert control over offerings conducted overseas and/or foreign investment in entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including those of businesses whose primary operations are in Hong Kong) that are conducted overseas, and/or over foreign investment in Hong Kong-based issuers, could significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares to investors and could adversely affect the continued listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations or interpretations change, and, in such event, we are required to obtain approvals in the future and we do not receive or maintain such approvals, or are denied permission, from mainland China or Hong Kong authorities, then the listing and trading of our Class A Ordinary Shares on Nasdaq or another U.S. exchange, and our ability to conduct future offerings of our securities, could be materially and adversely affected, which would materially affect the interests of our investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and, in particular, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies; and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the Trial Administrative Measures and their supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for an initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including a change of control and a voluntary or forced delisting, after its overseas offering and listing. Charming Medical is a holding company incorporated in the BVI with operating entities based in Hong Kong. It does not have any VIE structure and does not have any operations in mainland China, nor is it controlled by any company or individual of mainland China. Further, we are headquartered in Hong Kong, with our officers and all members of the Board of Directors based in Hong Kong and none of whom are mainland China citizens, and all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong. In other words, we have not generated revenues or profits from mainland China in the most recent accounting year that account for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period. Therefore, based on PRC laws and regulations effective as of the date of this annual report, (i) neither we nor our subsidiaries are “PRC domestic companies” that would be subject to the Trial Administrative Measures; and (ii) neither we nor our subsidiaries were required to obtain regulatory approval from the CSRC or to go through the filing procedures under the Trial Administrative Measures in connection with the listing and offering of our Class A Ordinary Shares in the United States. As such, we do not believe PRC laws and regulations have any material impact on our and our subsidiaries’ business, financial condition and results of operations.

However, given the uncertainties arising from the legal systems in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and the significant authority of the PRC government to intervene in or influence an offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of relevant mainland China cybersecurity laws and other regulations. Since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations, or detailed implementations and interpretations, will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations and the continued listing of our Class A Ordinary Shares on a United States or other foreign exchange. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how they will be interpreted or implemented. Therefore, we cannot assure you when and whether we or our subsidiaries will be subject to such filing requirements, or whether we or our subsidiaries will be able to obtain clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Furthermore, if the Trial Administrative Measures, the Measures for Cybersecurity Review (2021), and the PRC Personal Information Protection Law (the “PIPL”) become applicable to us or our Operating Subsidiaries in Hong Kong, our operations and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC’s Overseas Issuance and Listing review in the future. If the applicable laws, regulations or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Moreover, if there is a significant change to the current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations or interpretations change, and/or if we or our subsidiaries were required to obtain such permissions or approvals in the future in connection with the continued listing of our securities on a stock exchange outside of the PRC or any future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the necessary approvals or permissions from the PRC authorities to conduct offerings or maintain our listing outside of the PRC may subject us or our subsidiaries to sanctions imposed by the CSRC, the CAC or other PRC regulatory authorities. These could include fines and penalties, proceedings against us, confiscating our and/or our Operating Subsidiaries’ income, revoking our or our Operating Subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations, and other forms of sanctions or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations, restrict our ability to continue to offer our Class A Ordinary Shares to investors or to maintain the listing of our Class A Ordinary Shares on a U.S. or other overseas exchange, and cause the value of our Class A Ordinary Shares to significantly decline or become worthless, and our business, reputation, financial condition and results of operations may be materially and adversely affected. In addition, if the CSRC, the CAC or other PRC regulatory authorities later promulgate new rules requiring that we or our subsidiaries obtain their approval for the continued listing of our Class A Ordinary Shares on Nasdaq or for any future offering of our securities, we may be unable to obtain such approval or a waiver of such approval requirements. Any uncertainties and/or negative publicity regarding such an approval requirement could materially affect the interests of our investors.

Permission Required from Hong Kong and PRC Authorities

As of the date of this annual report, we are advised by our Hong Kong counsel, FCLK, that we are not required to obtain permission or approval from Hong Kong authorities to list or trade our Class A Ordinary Shares on Nasdaq, to offer our Class A Ordinary Shares to foreign investors, or to operate our business as currently conducted. Should there be any change in the applicable laws, regulations or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then-applicable laws, regulations or interpretations. As advised by our PRC counsel, East & Concord Partners, and based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain regulatory approval from the CSRC under the Trial Administrative Measures, or to undergo the CAC’s cybersecurity review, in connection with the listing of our Class A Ordinary Shares in the United States, the issuance of our Class A Ordinary Shares to foreign investors, or the operation of our business as currently conducted, because (i) the CSRC has not issued any definitive rule or interpretation concerning whether an initial public offering like ours was subject to this regulation; and (ii) our Operating Subsidiaries were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We believe that neither the Company, Beautylab BVI, nor any of our Operating Subsidiaries is required to obtain any permission or approval from any PRC authority to operate its business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operations of us or our Operating Subsidiaries in Hong Kong were to become subject to PRC laws and regulations, the legal and operational risks associated with mainland China would also apply to our operations in Hong Kong, and we would face the risks and uncertainties associated with the legal system in mainland China, complex and evolving PRC laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the possibility that the PRC government may exercise significant oversight over the conduct of business in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exist due to the possibility that laws, regulations or policies in Hong Kong could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals are not required, or that we did not receive or maintain relevant permissions or approvals required, or (iii) the applicable laws, regulations or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks similar to those faced by companies that operate in mainland China, including with respect to our ability to offer or continue to offer our securities to investors, to maintain the listing of our securities on a U.S. or other foreign exchange, to conduct our business or to accept foreign investment, or the imposition of sanctions by the CSRC, the CAC or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors, adversely affect the continued listing of our Class A Ordinary Shares on Nasdaq, and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

The following is a summary of what we view as our most significant risk factors:

Risks Related to Doing Business in Hong Kong

We face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to the following:

●	All of our operations are conducted by our wholly-owned Operating Subsidiaries in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene or influence our Operating Subsidiaries’ operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our Operating Subsidiaries’ ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Chinese legal and regulatory system cannot be certain. (on page 13)

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to offer securities or maintain our listing in the future, and, if required, we cannot assure you that we will be able to obtain such approval. (on page 15)

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may affect the business of our Hong Kong-based Operating Subsidiaries, which may ultimately and significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. (on page 19)

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business. (on page 19)

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of our securities. (on page 20)

●	There are some political risks associated with conducting business in Hong Kong. (on page 20)

Risks Related to Our Business and Industry

There are risks and uncertainties relating to our business and industry, including, but not limited to the following:

●	We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance. (on page 21)

●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects. (on page 22)

●	Our business depends, in part, on the quality of our service and products and our ability to meet customers’ expected outcomes. (on page 23)

●	There are significant risks associated with contracting with third-party suppliers. (on page 24)

●	The relative lack of stringent laws and regulations in Hong Kong’s wellness and beauty services sector, particularly in the TCM-inspired wellness and beauty industry, poses a risk of inconsistent service quality. Any failure to maintain high standards of quality and safety could also adversely affect our reputation, customer trust, and overall business performance. In addition, to the extent any new regulatory measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, potentially materially decreasing the value of our Class A Ordinary Shares and rendering them worthless. (on page 24)

●	We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us. (on page 25)

●	The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services. (on page 25)

●	If the Operating Subsidiaries fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to the business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, the business and results of operations may be materially and adversely affected. (on page 25)

●	If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. (on page 26)

●	An economic downturn may adversely affect consumer discretionary spending and demand for our products and services. (on page 27)

●	Our expansion into other countries will require substantial investment and a commitment of resources and is subject to risks and uncertainties. (on page 27)

●	Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or if our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation. (on page 28)

●	Our failure to appropriately respond to changing consumer preferences and demand for new products could significantly harm our customer relationships and product sales. (on page 28)

●	If our products do not have the effects intended or cause undesirable side effects, our business, financial condition, results of operations, and prospects could be harmed significantly. (on page 28)

●	Our business is subject to inherent risks relating to product liability and personal injury claims. (on page 29)

●	We have a history of working capital deficits, and our auditor expressed substantial doubt about our ability to continue as a going concern in prior fiscal years. If we are unable to sustain our current liquidity position, substantial doubt may arise again. (on page 29)

●	Our performance depends on key management as well as skilled and qualified TCM practitioners, technicians and support staff generally, and any failure to attract, motivate and retain such TCM practitioners, technicians and support staff could hinder our ability to maintain and grow our business. (on page 30)

●	Our Chief Executive Officer, Kit Wong, also holds certain management positions and directorships of other companies and may allocate her time to such other businesses, thereby causing conflicts of interest in her determination as to how much time to devote to the business affairs of our Company. This could have a negative impact on our ability to implement our plan of operation. (on page 30)

●	We have recently launched a franchise model, which is unproven and may not succeed. (on page 30)

●	We rely on franchisees to uphold our brand reputation and service quality, and any failure to do so may adversely affect our business. (on page 31)

Risks Related to Our Corporate Structure

There are risks and uncertainties relating to our corporate structure, including, but not limited to the following:

●	We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our or our Operating Subsidiaries’ ability by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. (on page 31)

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs. (on page 32)

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the BVI law. (on page 34)

●	As a company incorporated in the BVI, we are permitted to adopt certain BVI practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards. (on page 36)

●	Our corporate actions are substantially controlled by our Controlling Shareholder, Kit Wong, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment. Additionally, we are, and will continue to be, a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. (on page 36)

Risks Related to Our Class A Ordinary Shares

There are risks and uncertainties relating to our Class A Ordinary Shares, including, but not limited to, the following:

●	The suspension of trading in our securities restricts our access to capital, threatens our brand reputation, and creates significant uncertainty that could materially harm our business relationships and long-term prospects. (on page 47)

●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. (on page 37)

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares, and could result in substantial losses to you. (on page 38)

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. (on page 40)

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline. (on page 46)

●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our Board of Directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment, and the current suspension of trading in our Class A Ordinary Shares means that, for so long as the suspension continues, you cannot realize any return on your investment through sale, whether or not our Class A Ordinary Shares have appreciated in value. (on page 40)

●	As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors. (on page 41)

●	We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company. (on page 41)

●	As a foreign private issuer, we are permitted to file less information with the SEC than a U.S. domestic issuer, which may result in you receiving less information about us and being afforded less protection than you would as a shareholder of a U.S. domestic issuer. (on page 42)

●	We are subject to a securities class action suit and may be subject to additional lawsuits. (on page 43)

●	There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares. (on page 43)

Risks Related to Doing Business in Hong Kong

The legislation of Article 23 of the Basic Law, which came into effect in March 2024 and the evolving Hong Kong legal system have inherent uncertainties that could limit the legal protection available to you.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely Hong Kong’s constitutional document, which ensures Hong Kong a high degree of autonomy and the ability to retain its own executive, legislative and independent judicial powers, including that of final adjudication under the principle of “One Country, Two Systems.” Additionally, Hong Kong is responsible for its own domestic affairs, including, but not limited to, immigration and customs, public finance, and currencies, and, with the assistance or authorization of the Central People’s Government of the PRC, the Hong Kong government may make appropriate arrangements with foreign states for reciprocal juridical assistance. Hong Kong continues to use the common law system, rather than the civil law system adopted by mainland China.

However, there is no assurance that there will not be any changes in the political arrangement between the PRC and Hong Kong and the economic, political, and legal environment in Hong Kong in the future. On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill and the Safeguarding National Security Ordinance, which was enacted according to Article 23 of the Basic Law of Hong Kong, has come into effect on March 23, 2024, and the previous proposal for the legislation of Article 23 of the Basic Law in 2003 was withdrawn due to mass opposition. The said ordinance mainly covers five types of offences, i.e. treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security. It is difficult for us to predict the degree of its adverse impact on Hong Kong or our business in Hong Kong, but if our Hong Kong Operating Subsidiaries are determined to be in violation of the Safeguarding National Security Ordinance by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected. Since all of our operations are based in Hong Kong, any change in the political arrangements between Hong Kong and the PRC may pose an adverse impact on the stability of the economy in Hong Kong, thereby directly and adversely affecting our business, results of operations, and financial positions, and the legal protection available to investors.

All of our operations are conducted by our wholly-owned Operating Subsidiaries in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiaries are located and operate their business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of certain PRC laws and regulations in Hong Kong. As a result, there is no guarantee that the PRC government will not choose to implement the laws of Mainland China in Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future, which could have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangements, or other unforeseeable reasons.

In the event that we or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice. The risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations that are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiaries are located and operate in Hong Kong, we are not currently required to obtain permission from the PRC government to list or maintain our listing on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollars into foreign currencies, and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to offer securities or maintain our listing in the future, and, if required, we cannot assure you that we will be able to obtain such approval.

We or our subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations, and may hinder our ability to continue to offer our Class A Ordinary Shares to investors, adversely affect the continued listing of our Class A Ordinary Shares, and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on a data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the following conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information, and information reception procedures, among other things.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published the Measures for Cybersecurity Review (2021), which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulate that, in addition to an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, or illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules, companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations, because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas offerings and listings.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of, and submit the relevant information to, the CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and, in particular, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies; and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among other things, provided an exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and (c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and their supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for an initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including a change of control and a voluntary or forced delisting, after its overseas offering and listing.

Although our Operating Subsidiaries in Hong Kong may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in mainland China, in connection with our business and operations for “Know Your Customer” purposes, we believe that we and our Operating Subsidiaries will not be deemed to be an “operator of critical information infrastructure” or a “data processor” carrying out data processing activities that affect or may affect national security, and that we were not subject to cybersecurity review by the CAC in connection with our initial public offering, nor required to obtain regulatory approval from the CAC or any other PRC authority for our and our subsidiaries’ operations in Hong Kong, because (i) our Operating Subsidiaries are incorporated and operate in Hong Kong only, without any subsidiary or VIE in mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) apply to a Hong Kong company; (ii) as of the date of this annual report, our Operating Subsidiaries have in aggregate collected and stored the personal information of fewer than one thousand individuals in mainland China only, and we have obtained the customers’ separate consents to the collection and storage of their personal information and data; (iii) we do not place any reliance on the collection and processing of personal information to maintain our business operations; (iv) the data processed in our business should not have a bearing on national security or affect or may affect national security; (v) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our Operating Subsidiaries have been informed by any PRC governmental authority of being classified as an “operator of critical information infrastructure” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Furthermore, based on the laws and regulations currently in effect in the PRC as of the date of this annual report, we believe that we were not required to obtain regulatory approval from the CSRC or to go through the filing procedures under the Trial Administrative Measures in connection with the listing and offering of our Class A Ordinary Shares in the United States, since neither we nor our subsidiaries are “PRC domestic companies” that are subject to the Trial Administrative Measures, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong and none of whom are mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor are we controlled by any mainland Chinese company or individual, directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and our revenues or profits from mainland China in the most recent accounting year do not account for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have, and do not intend to set up, any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China; and (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of Hong Kong’s autonomy).

However, given the uncertainties arising from the legal systems in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and regulations and the significant authority of the PRC government to intervene in or influence an offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, the PIPL, and relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations, or detailed implementations and interpretations, will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how they will be interpreted or implemented. Therefore, we cannot assure you when or whether we will be subject to such filing requirements, or will be able to obtain clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or to maintain our listing on a U.S. exchange and to offer securities, and specifically we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business, to continue to list our securities on a U.S. securities exchange or to issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented, and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling the personal information of no fewer than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the continued listing of our Class A Ordinary Shares in the United States could be subject to cybersecurity review by the CAC in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, if the Trial Administrative Measures, the Measures for Cybersecurity Review (2021), or the PIPL become applicable to us or our Operating Subsidiaries in Hong Kong, our operations and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC’s Overseas Issuance and Listing review in the future. If the applicable laws, regulations or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

If there is a significant change to the current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the continued listing of our securities on a stock exchange outside of the PRC or any future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the necessary permissions from the PRC authorities to conduct offerings or maintain our listing outside of the PRC may subject us to sanctions imposed by the CSRC, the CAC or other PRC regulatory authorities. These could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, to invest in mainland China as a foreign investor or to accept foreign investment, and our ability to continue to offer our Class A Ordinary Shares to investors or to maintain the listing of our Class A Ordinary Shares on a U.S. or other overseas exchange, may be restricted, and the value of our Class A Ordinary Shares may significantly decline or become worthless, and our business, reputation, financial condition and results of operations may be materially and adversely affected. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other PRC regulatory agencies later promulgate new rules requiring that we obtain their approval for the continued listing of our Class A Ordinary Shares on Nasdaq or for any future offering, we may be unable to obtain such approval or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy-related laws, regulations, and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for our initial public offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our Operating Subsidiaries’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) the power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems it fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for our initial public offering. However, if we or our Operating Subsidiaries, which conduct business operations in Hong Kong, have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend its oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors, adversely affect the continued listing of our Class A Ordinary Shares, and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by the CSRC on February 17, 2023, which came into effect on March 31, 2023, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. It remains uncertain how the regulatory requirements related to overseas securities offerings and other capital markets activities will be enacted, interpreted and implemented, and there is a possibility that laws, regulations or policies in the PRC could change rapidly in the future. It remains uncertain whether the PRC government will adopt additional requirements, or extend the existing requirements, to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to exert control over offerings conducted overseas and/or foreign investment in entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including those of businesses whose primary operations are in Hong Kong) that are conducted overseas, and/or over foreign investment in Hong Kong-based issuers, could significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares to investors and adversely affect the continued listing of our Class A Ordinary Shares on the Nasdaq Capital Market. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations or interpretations change, and, in such event, we are required to obtain approvals in the future and we do not receive or maintain such approvals, or are denied permission, from mainland China or Hong Kong authorities, we may not be able to maintain the listing of our Class A Ordinary Shares on a U.S. exchange, or to conduct future offerings of our securities, which would materially affect the interests of our investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

The enforcement of laws, rules, and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of our securities.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong, which ensured Hong Kong would retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies, and extradition. Hong Kong continues to use the English common law system. However, if there are any changes in relation to the political arrangements that allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any such incident may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between the PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact on the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent developments including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy.

The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and the U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, the Class A Ordinary Shares sold in our IPO are denominated in United States dollars, we had to convert the net proceeds we received into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar had an impact on the amount of proceeds we received and have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and the Hong Kong dollar suffers devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

Risks Related to Our Business and Industry

We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

As a company with a relatively limited operating history, our historical results may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

●	we may be unable to introduce new services and products that appeal to consumers;

●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brand;

●	we may be unsuccessful in competing for market share with our existing or new competitors;

●	the ability of our third-party suppliers to produce and deliver our products in a timely way and subject to ever changing customer expectations could be disrupted;

●	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;

●	we may not be able to maintain and improve our customer experience;

●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems;

●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

●	we may fail to successfully implement new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of our Operating Subsidiaries;

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.

The TCM-inspired beauty and wellness industry in Hong Kong and its surrounding region in mainland China is subject to significant competition and pricing pressures. Competition in the industry is based on multiple factors, including the ability to launch new products and introduce new services, pricing of products, quality of products and services, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, e-commerce initiatives and other activities. We will experience significant competitive pricing pressures as well as competitive products and services. Several significant competitors may offer products and services at the same or lower prices than ours. The market is highly sensitive to the introduction of new services and products, which may rapidly capture a significant share of the market. It is possible that one or more of our competitors could develop a significant research advantage over us that allows them to provide superior products that are more attractive to consumers, which could put us in a competitive disadvantage. Our competitors may also roll out services and products targeting younger generations at a competitive price or adopt a price-cutting strategy for their current products and services to directly compete with us. We cannot ensure that our existing customers will not allocate more market share to our competitor’s services and products or cease to purchase our products or use our services completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Because many of our competitors have greater resources than we do, they may be able to better withstand these price reductions and loss of sales under a competitive pricing strategy. Continued pricing pressure or improvements in research and shifts in customer preference could adversely impact our customer base or pricing structure and have a material and adverse effect on our business, financial conditions, results of operations and cash flows.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the TCM-inspired beauty and wellness industry. In addition, further technological breakthroughs, including new and enhanced technologies, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy. Our ability to compete also depends on the continued strength of our brand, services, and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected.

The success of our business depends on our ability to provide superior customer experience, which in turn depends on a variety of factors, including but not limited to:

●	Providing personalized services and solutions tailored to customers’ needs and emphasizing TCM’s holistic approach;

●	Ensuring all technicians are highly trained, licensed, and experienced;

●	Ensuring the use of only high-quality, authentic products that are sourced from reputable suppliers and meet safety standards;

●	Providing exceptional customer service by training all technicians and staff to be attentive, friendly, and knowledgeable; and

●	Actively seeking customer feedback to identify areas for improvement and using the feedback to continuously refine and improve services, ensuring that customer preferences and expectations are consistently met or exceeded.

However, if our technicians or staff fail to provide satisfactory service, or the therapies do not deliver the promised results as expected by the customers, or if customers experience difficulty in booking appointments, long wait times, or if appointments are frequently rescheduled or canceled, our brand and customer loyalty may be adversely affected.

Besides, we cannot guarantee that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Our business depends, in part, on the quality of our service and products and our ability to meet customers’ expected outcomes.

Our success is heavily dependent on the quality of our products and services and our ability to meet or exceed customer expectations. If we fail to consistently deliver products and services that achieve the desired results for our customers, our reputation could suffer, leading to decreased customer satisfaction, loss of repeat business, and potential negative reviews. This, in turn, could adversely affect our ability to attract new customers and maintain long-term business relationships, ultimately impacting our revenue and profitability. In addition, any loss of confidence on the part of consumers in the quality, of the products and our services, or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or an improper mixture of ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in the suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

Any catastrophe, including natural catastrophes, epidemics and other outbreaks and extraordinary events, could disrupt our business operation.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other epidemics or other public safety concerns affecting Hong Kong. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or otherwise operation interruptions of ours and our manufacturers, suppliers and service providers, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the ability of ours and our manufacturers, suppliers and service providers to conduct the daily operations and to manufacture and deliver our products. Our business could also be adversely affected if employees of ours or our manufacturers, suppliers and service providers are affected by epidemics.

There are significant risks associated with contracting with third-party suppliers.

We sell a significant number of products that are manufactured by third-party suppliers over which we have no direct control. We cannot guarantee that no contaminations, defects, or other safety issues will happen with respect to the raw materials, components, and ingredients or during the manufacturing process. While we have implemented processes and procedures to try to ensure that the suppliers we use are complying with all applicable regulations, there can be no assurances that they are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety-related laws, regulations and standards. We cannot guarantee that our third-party suppliers in all instances will comply with such processes and procedures or otherwise with applicable regulations. Noncompliance could result in our marketing and distribution of contaminated or dangerous products, which would subject us to product liability risk and could result in the imposition by government authorities of penalties. Any or all of these effects could adversely affect our business, financial condition and results of operation.

The relative lack of stringent laws and regulations in Hong Kong’s wellness and beauty services sector, particularly in the TCM-inspired wellness and beauty industry, poses a risk of inconsistent service quality. Any failure to maintain high standards of quality and safety could also adversely affect our reputation, customer trust, and overall business performance. In addition, to the extent any new regulatory measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, potentially materially decreasing the value of our Class A Ordinary Shares and rendering them worthless.

The beauty and wellness industry, particularly the TCM-inspired beauty and wellness industry, lacks universally accepted regulatory frameworks governing qualifications and practices in Hong Kong. Industry standards such as “Specification of Competency Standards for the Beauty Industry in Hong Kong,” which outline the skills, knowledge, and competencies required for beauty industry professionals, were established to standardize professional qualifications and ensure high-quality services and safety standards. While adherence to these standards is highly recommended to maintain industry credibility and consumer trust, it is voluntary rather than mandatory. As a result, the industry is largely self-regulated, with qualifications and service practices varying widely across providers. Even though we have implemented rigorous internal quality control measures, the absence of external regulatory oversight increases the risk of inconsistencies in service delivery. Should new regulatory measures be introduced and implemented, and we are unable to comply with the new regulations in a timely manner, our business, financial condition, and results of operations could be adversely affected, potentially materially decreasing the value of our Class A Ordinary Shares, and rendering them worthless. Any failure to maintain high standards of quality and safety could also adversely affect our reputation, customer trust, and overall business performance.

Our employees or business partners or other parties with whom we maintain business relationships may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees or business partners, including third-party suppliers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on third-party manufacturers to produce our products. Although we usually require our third-party manufacturers to provide compliance representations and covenants, we cannot assure that they will not engage in any non-compliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We are exposed to the risk of fraud or other misconduct by our employees or third parties partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and effort in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success is, to a certain extent, attributable to the management and sales and marketing, as well as the continued and collaborative efforts of our senior management and key employees. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense in the TCM-inspired beauty and wellness industry and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or employees joins a competitor or forms a competing business, they may divulge business secrets, know-how, customer lists and other valuable resources. Our senior management and key employees have entered into employment agreements which include confidentiality terms with us. However, if any dispute arises between any of them and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce such agreements at all. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand and competition for talent could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation, we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

If the Operating Subsidiaries fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to the business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

As of the date of this annual report, our Operating Subsidiaries have obtained and maintained valid business licenses and permits, among other things, necessary for our operations and the provision of services and the sale of products. However, as a fast-growing company with a limited operating history that is continuously exploring other approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain in time all the additional licenses, registrations and filings that are advisable to obtain for certain aspects of our operations. Failure to obtain such additional licenses, permits, registrations, or filings that could later become necessary to obtain as a result of new enactment or promulgation of government policies, laws, or regulations, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings from relevant governmental authorities, could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any notice of warning nor have we been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations, or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition, and results of operations.

In addition, certain licenses, permits, or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires or obtain such renewals in a timely manner, our operations could be disrupted.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by relevant regulatory authorities, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, trade secret, and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brand and proprietary information, know-how, technologies and processes. Our intellectual property are valuable assets that support our brand and consumers’ perception of our products. Third parties may oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of intellectual properties. In the event that our trademarks or other intellectual properties are successfully challenged, we could be forced to rebrand our products or refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-how. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-how is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial costs and the diversion of resources.

Franchisees may misuse our intellectual property, which could harm our brand and competitive position.

As part of our franchise model, we license our brand name, trade marks, and proprietary business model to third-party franchisees. Despite contractual restrictions, there is a risk that franchisees may misuse or improperly disclose our intellectual property, including trade secrets, operational know-how, and marketing content. If we are unable to adequately monitor or enforce our intellectual property rights, or if such misuse occurs, it could undermine our competitive advantages and dilute the value of our brand.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these laws and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and beauty trends to guide our product development and to improve our products and customer experience and to predict and react to industry trends and consumers’ preferences and behavior effectively and efficiently. The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in Hong Kong. The government authorities have enacted laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent of our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from society, we may also become subject to new laws and regulations, or newly adopted interpretations and applications of existing privacy and data protection laws or regulations, which are often uncertain and in flux and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type of law or regulation may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and how we interact with our customers.

Any data breach or security incident may lead to leaks and/or unauthorized access, disclosure, or use of personal data we collect, which may hurt our reputation and brand image, disrupt our operations, as well as materially and adversely affect our financial condition and results of operations.

We collect, store, and analyze customer and operations data, some of which are sensitive personal data. As such, any data breach or security incident could expose us to the risk of unintentional leaks and/or unauthorized access, disclosure, or use of these personal data, which may hurt our reputation and brand image, disrupt our operations, as well as materially and adversely affect our financial condition and results of operations. We could face government enforcement, significant fines, litigation settlements or judgments, and declining share prices, if we were to be found liable for data breaches. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. As of the date of this annual report, we have not experienced any material security breaches.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefits from us. Our security measures may also be breached due to employee error, malfeasance, or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary purchases for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our results of operations and financial condition.

Our expansion into other countries will require substantial investment and a commitment of resources and is subject to risks and uncertainties.

We plan to increase our international market share by entering new geographic regions or countries. A successful expansion depends not only on our ability to manage the financial and operational aspects of our existing operations, but, more importantly, on our expansion strategy, including conducting thorough market research to understand local demand, consumer behavior and the competitive landscape. We must also navigate regulatory and legal compliance, adapt to cultural differences, and establish efficient supply chains and logistics. In addition, brand recognition, talent acquisition and strategic partnerships are crucial to a successful expansion. We cannot guarantee that our expansion into other regions or countries will be successful. The risks and uncertainties associated with new markets may result in financial losses, hinder our ability to sustain operations in new markets, and ultimately affect the overall success of our expansion strategy and our total revenue and profitability.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or if our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The production and sale of beauty products and their components, ingredients and raw materials are subject to product safety laws, regulations and national and industrial standards. All our therapies and products undergo strict quality control, including training service providers and selecting third-party product suppliers to ensure safety and efficacy. In addition, we closely monitor the development of laws, regulations and standards applicable to our business. However, some of these laws, regulations, and standards are relatively new and because their interpretation and implementation are evolving, we cannot assure you that the competent authorities will always hold the same view as our counsel does in terms of the compliance of our business operations. Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations of us, penalties and lawsuits against us which may result in adverse publicity. Furthermore, we may experience significant costs in connection with the suspension of sales or recall, litigation, investigations or penalties which could have a material and adverse effect on our business, financial condition and results of operations.

Our failure to appropriately respond to changing consumer preferences and demand for new products could significantly harm our customer relationships and product sales.

Our business is particularly subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.

Furthermore, the TCM-inspired beauty and wellness industry is characterized by rapid and frequent changes in demand, consumer preference, and new product introductions. Our failure to accurately predict or follow these trends could negatively impact consumer opinion of our brand, our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to: accurately anticipate customer needs; innovate and develop new products; successfully commercialize new products in a timely manner; price our products competitively; manufacture and deliver our products in sufficient volumes and in a timely manner; and differentiate our product offerings from those our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

If our products do not have the effects intended or cause undesirable side effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

Although many of the ingredients in our current products for which there is a long history of human consumption and we believe that all of these products and the combinations of these ingredients are safe when taken as directed, the products could have certain undesirable side effects if not taken as directed or if taken by a consumer who has certain medical conditions. In addition, these products may not have the effect intended if they are not taken in accordance with instructions, which may include dietary restrictions. Furthermore, there can be no assurance that any of these products, even when used as directed, will have the effects intended or will not have harmful side effects in an unforeseen way or on an unforeseen cohort. If any of our current products or products we develop in the future are later shown to be harmful or generate negative publicity from perceived harmful effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

Our business is subject to inherent risks relating to product liability and personal injury claims.

As a provider of TCM-inspired beauty and wellness therapies and products, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. For instance, adverse reactions resulting from human consumption of the ingredients contained in our products could occur. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in Hong Kong, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

We have a history of working capital deficits, and our auditor expressed substantial doubt about our ability to continue as a going concern in prior fiscal years. If we are unable to sustain our current liquidity position, substantial doubt may arise again.

Our audited financial statements for the fiscal years ended March 31, 2025 and 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our working capital deficits as of March 31, 2025 and 2024. The Company had a working capital deficit of US$1,581,254 and US$2,212,261 as of March 31, 2025 and 2024. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to March 31, 2025. The Company had US$816,771 cash and cash equivalents and US$1,441,099 certificates of deposit as of March 31, 2025. Following the completion of our initial public offering in October 2025, we had a working capital surplus of US$3,842,449 and cash and cash equivalents of US$4,699,273 as of March 31, 2026. Accordingly, our auditor’s report on our consolidated financial statements for the fiscal year ended March 31, 2026 does not contain an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Our improved liquidity position is attributable in substantial part to the net proceeds of our initial public offering, which are non-recurring. For the fiscal year ended March 31, 2026, we incurred a net loss of US$22,648. We cannot assure you that we will generate sufficient cash flow from operations, or obtain additional financing on commercially acceptable terms or at all, to maintain a working capital surplus in future periods. If substantial doubt about our ability to continue as a going concern arises again, we may find it more difficult and more expensive to raise capital, and our shareholders, lenders, customers, suppliers and employees may lose confidence in us.

We may not effectively manage our growth, which could materially harm our business.

We expect that our business will continue to grow, which may place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our compliance, accounting finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

Our continued growth will require an increased investment by us in technology, facilities, personnel and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically acquired. We may not be successful in identifying or implementing all of the processes that are necessary. Furthermore, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Our performance depends on key management as well as skilled and qualified TCM practitioners, technicians and support staff generally, and any failure to attract, motivate and retain such TCM practitioners, technicians and support staff could hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, including skilled and qualified TCM practitioners, technicians, and support staff. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects. Moreover, if any of our senior management or other key personnel joins or establishes a competing business, we may lose some of our customers, which may have a material adverse effect on our business, financial condition, results of operations, and prospects.

We rely on the services performed by our skilled and qualified TCM practitioners, technicians, and support staff to provide the comprehensive range of services we offer through our wellness centers, and we face intense competition from other TCM wellness service providers to recruit skilled and qualified TCM practitioners, technicians, and support staff. We will need to continue to attract and retain experienced and capable personnel at all levels, including qualified TCM practitioners and technicians, as we expand our business and operations. Competition for talent in the Hong Kong TCM wellness industry is intense, and the availability of suitable and qualified candidates in Hong Kong is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join or continue working for us.

Our Chief Executive Officer, Kit Wong, also holds certain management positions and directorships of other companies and may allocate her time to such other businesses, thereby causing conflicts of interest in her determination as to how much time to devote to the business affairs of our Company. This could have a negative impact on our ability to implement our plan of operation.

Our Chief Executive Officer, Kit Wong, is concurrently serving on the board and management team of two other companies, for which she may be entitled to substantial compensation, which may result in a conflict of interest in allocating her time between our operations and her other businesses. Pursuant to her employment agreement, she is employed with the Company on a full-time basis, but shall be permitted to participate in certain limited business activities. Subject to our Board’s prior approval, Ms. Wong may serve as an officer, stakeholder, or member of the board of directors or advisory board (or the equivalent in the case of a non-corporate entity) of non-competing for-profit businesses and charitable organizations, provided, however, that such activities do not materially interfere, individually or in the aggregate, with the performance of her duties and responsibilities to the Company. The existing external commitments and any future commitments of our executive officer to other companies may potentially divert her significant time and attention away from the strategic and operational needs of our company. Her divided focus could lead to delays in decision-making, hinder effective communication within our organization, give rise to potential conflicts of interest, and introduce a divergence in priorities, consequently impacting the overall efficacy of leadership. Additionally, the potential for conflicting interests arising from commitments to multiple entities may pose challenges in aligning the officer’s priorities with the long-term goals and interests of our company, thereby introducing an element of uncertainty and potential disruption to our operations. We do not believe that any such potential conflicts would materially affect our ability to conduct our operations. It is essential to acknowledge and address these complexities to ensure that our executive officers can effectively balance their responsibilities and fulfill their commitments to our company while maintaining transparency and integrity in their various roles. Failure to do so may adversely affect our business, financial conditions, and results of operations.

We have recently launched a franchise model, which is unproven and may not succeed.

In March 2025, we launched a new franchise model for our Beauty Lab brand, granting exclusive rights to the Franchisees to operate branded beauty and wellness outlets. Franchisees are authorized to offer services such as scalp and hair care and women’s wellness services under the Beauty Lab brand. We derive franchise-related revenue mainly from initial fees, royalty and promotional fees, brand management fees, training and administration fees. As of March 31, 2026, 2025, 2024 and as of the date of this annual report, we had 3, 1, 0 and 1 franchised stores, respectively. As we are in the early stages of implementing this model, there is no assurance that it will achieve commercial success or contribute meaningfully to our financial performance. Our ability to grow our franchise business depends on our ability to attract qualified and committed franchisees, support them effectively, and maintain consistent service quality across franchise locations.

Franchisees are independent third parties, and while we seek to enforce uniform standards through contractual arrangements, we have limited control over their day-to-day operations. If franchisees fail to operate in accordance with our brand standards, customer service expectations, or applicable laws and regulations, it could harm our brand reputation, reduce customer satisfaction, and expose us to legal and regulatory risks. Moreover, disputes with franchisees, including over territory, performance, or fees, could disrupt our operations or result in litigation.

We rely on franchisees to uphold our brand reputation and service quality, and any failure to do so may adversely affect our business.

Our franchise model relies on third-party franchisees to deliver services under our Beauty Lab brand. Any failure by franchisees to maintain the level of service, cleanliness, product quality, or regulatory compliance expected of our brand could result in negative customer experiences and damage to our reputation. Unlike our directly operated stores, we do not have full operational control over franchisee-run outlets, which increases the risk of inconsistent execution of our brand standards.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Charming Medical is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Charming Medical and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Charming Medical and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Charming Medical and our Operating Subsidiaries, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As the rights of shareholders under the BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under the BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Shareholders of BVI business companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI business company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to the BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, our Operating Subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. Most of our directors and officers reside outside of the United States, and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Investors may have difficulty in effecting service of legal process, enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the BVI or Hong Kong against us or our management named in the annual report based on BVI or Hong Kong laws.

We are incorporated under the laws of the BVI. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all our directors and executive officers, including Ms. Kit Wong, Ms. Ching Man Cheung, and Mr. Shu Tai Victor Yu, are Hong Kong residents or based in Hong Kong and their assets are substantially located in Hong Kong and outside the United States. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We have been advised by Harney Westwood & Riegels, our counsel as to the law of the BVI, that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Harney Westwood & Riegels that the courts of the BVI would treat a final and conclusive monetary judgment for a definitive sum obtained against us in the U.S. federal or state courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that (a) such U.S. federal or state courts had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (b) the judgment given by such U.S. federal or state courts was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations, (c) in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of such U.S. federal or state courts, (d) recognition or enforcement in the BVI would not be contrary to public policy, and (e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

In addition, you may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the BVI law.

We are a BVI business company with limited liability incorporated under the laws of the BVI. Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI business company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to the BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. We are, however, permitted to rely on home country practice with respect to our corporate governance in the future. If we choose to follow BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

As a BVI business company incorporated in the BVI, we are permitted to adopt certain BVI practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI business company listed on the Nasdaq Capital Market, we are subject to the Nasdaq listing rules, which require Nasdaq-listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. The Nasdaq Listing Rules also require shareholder approval for U.S. domestic issuers in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) issuance of 20% or more of our outstanding ordinary shares in transactions other than public offerings. Moreover, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Our corporate actions are substantially controlled by our Controlling Shareholder, Kit Wong, who has the ability to control or exert significant influence over important corporate matters that require the approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment. Additionally, we are, and will continue to be, a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, Ms. Kit Wong, the Controlling Shareholder, owns 68.19% of our total issued and outstanding Class A Ordinary Shares, representing 68.19% of the total voting power. Accordingly, Kit Wong has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in our initial public offering. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We are, and will continue to be, a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we relied on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Related to Our Class A Ordinary Shares

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2023, and as of the date of this annual report, our auditor is not subject to and not affected by to the PCAOB’s Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares, which could result in substantial losses to you.

The market price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar, Renminbi, and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

●	realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our company and the investment environment promptly;

●	market reaction to the COVID-19 pandemic and its variants;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial printing firms;

●	economic, social and political conditions in Hong Kong and Mainland China;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

●	sales and perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares, and the ongoing suspension of trading in our Class A Ordinary Shares has increased the risk of such an effect once trading resumes.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Trading in our Class A Ordinary Shares has been suspended since November 12, 2025, as described elsewhere in this annual report, and no sales of our Class A Ordinary Shares can presently occur on Nasdaq during the suspension. Shares held by our existing shareholders may also be sold in the public market if and when trading resumes, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. As of the date of this annual report, we had 15,178,000 Class A Ordinary Shares, following the underwriters’ full exercise of their over-allotment option in October 2025. Sales of these Class A Ordinary Shares into the market, once trading resumes, could still cause the market price of our Class A Ordinary Shares to decline, and the accumulated overhang of shares that were unable to trade during the suspension could result in more pronounced downward pressure and volatility upon any resumption of trading, particularly if the market for our Class A Ordinary Shares remains thin or illiquid following an extended suspension. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares once trading resumes, nor can we predict when, or whether, trading will resume.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our Board of Directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment, and the current suspension of trading in our Class A Ordinary Shares means that, for so long as the suspension continues, you cannot realize any return on your investment through sale, whether or not our Class A Ordinary Shares have appreciated in value.

Our Board of Directors has complete discretion as to whether to distribute dividends. Subject to the BVI Act and our Memorandum and Articles, our Board of Directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our Board of Directors are satisfied, on reasonable grounds, that immediately after the distribution the Company will satisfy the solvency test, that is: (a) the Company will be able to pay its debts as they fall due; and (b) the value of the Company’s assets exceeds its liabilities. We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and will be subject to the restrictions contained in any future financing instruments. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our Operating Subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares, and, for so long as trading remains suspended, upon the resumption of trading itself. We cannot assure you that our Class A Ordinary Shares will appreciate in value following any resumption of trading or even maintain the price at which you purchased the Class A Ordinary Shares. We also cannot assure you when, or whether, trading in our Class A Ordinary Shares will resume. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

We are now a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering.

We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are now a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and devote other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a foreign private issuer, we are permitted to file less information with the SEC than a U.S. domestic issuer, which may result in you receiving less information about us and being afforded less protection than you would as a shareholder of a U.S. domestic issuer.

By virtue of being a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are subject to a securities class action suit and may be subject to additional lawsuits.

In December 2025, a securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors, its auditor, and its IPO underwriter, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired the Company’s securities between October 21, 2025 and November 12, 2025, and alleges that the defendants made materially false and misleading statements and omissions concerning, among other things, the Company’s business, operations and prospects. The complaint further alleges that the Company’s stock price was artificially inflated by a purported market manipulation and promotional scheme, including alleged social media based misinformation and impersonation of financial professionals, and that investors suffered damages when trading in the Company’s securities was halted by the SEC on November 11, 2025 and the stock price declined. The plaintiffs seek, among other relief, compensatory damages, costs, and attorneys’ fees. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend all of the matters. Since the lawsuit is still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuit.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, our involvement in any such class action suits may divert a significant amount of our management’s attention and other resources from the operating entities’ business and operations and require us to incur significant expenses to defend against the proceedings, which could harm our results of operations. Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Any such class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC in any taxable year during which a U.S. holder (as defined below in the Taxation section) owns our Class A Ordinary Shares, the U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	changes to our business model and practices; and

●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A Ordinary Shares continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

If the price of our Class A Ordinary Shares deteriorates further and falls to $0.10 or less for 10 consecutive trading days, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our Class A Ordinary Shares.

The SEC has approved Nasdaq's new $5 million minimum market value continued listing requirement, which could result in immediate suspension and delisting of our Class A ordinary shares, with no cure period and only limited discretionary relief available on appeal.

On January 13, 2026, Nasdaq filed with the SEC a proposed rule change that would require companies listed on the Nasdaq Global Select, Global and Capital Markets to maintain a minimum Market Value of Listed Securities, or MVLS, of at least $5 million. On July 22, 2026, the SEC issued an order approving that proposed rule change, as modified by Amendment No. 1, adopting new Nasdaq Rules 5450(a)(3) and 5550(a)(6). Under the new rules, if our market value falls below $5 million for 30 consecutive business days, our Class A ordinary shares will be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

The new rule represents a fundamental departure from Nasdaq's traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the MVLS requirement results in immediate and, in most cases, irreversible consequences. While we may request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a Staff Delisting Determination, such a request will not stay the immediate suspension of our Class A ordinary shares from trading.

On June 18, 2026, Nasdaq filed Amendment No. 1, which replaced and superseded its original filing in its entirety and expanded the Hearings Panel's discretion. Under new Nasdaq Rule 5815(c)(1)(I), as approved, the Panel may either reverse the delisting decision if it determines the Staff Delisting Determination was in error, or grant us an exception for a period of up to 180 days from the date of the Staff Delisting Determination to demonstrate that we meet Nasdaq's initial listing requirements, a materially higher standard than the continued listing requirements applicable to already-listed companies. Whether to grant any such exception is entirely within the Hearings Panel's discretion, and Nasdaq has not published criteria governing that determination. There is no assurance that we would satisfy this heightened standard within any period granted, and pending any such determination, our Class A ordinary shares would generally trade, if at all, only in the over-the-counter market. We may appeal an adverse Hearings Panel decision to the Nasdaq Listing and Hearing Review Council, but any such appeal would not by itself restore trading in our Class A ordinary shares on Nasdaq.

Nasdaq's stated rationale for the rule is its belief that once a company's market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. In approving the rule, the SEC relied in part on its own analysis showing that 65% of issuers that would have failed the MVLS requirement still had an MVLS below $5 million 180 calendar days later, with a median valuation below $3.7 million. The SEC acknowledged that the rule may result in the delisting of companies that later recover, but concluded that the requirement is consistent with Sections 6(b)(5), 6(b)(7) and 6(b)(8) of the Exchange Act.

The SEC instituted proceedings under Section 19(b)(2)(B) of the Exchange Act on April 28, 2026, and approved the proposed rule change, as modified by Amendment No. 1, on July 22, 2026 (Release No. 34-105971; File No. SR-NASDAQ-2026-004).

There is a risk that our market value could fall below $5 million. MVLS is calculated as the consolidated closing bid price of our Class A ordinary shares multiplied by the number of our shares listed on Nasdaq or another national securities exchange. Factors that could cause our market value to fall below the threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency, we may face multiple overlapping listing threats that compound the risk of delisting.

This rule change is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings or to delist securities based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If we fail to maintain an MVLS of at least $5 million for 30 consecutive business days, our Class A ordinary shares would be immediately suspended and delisted from Nasdaq with no cure period, though, as described above, the Hearings Panel would retain limited discretion to grant us up to 180 days to demonstrate compliance with Nasdaq's initial listing requirements. Any such suspension or delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders' investments.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Share is a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. Because we expect that our shares will continue to be listed on Nasdaq, such securities will be considered covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Trading in our Class A Ordinary Shares has been suspended and remains subject to a Nasdaq trading halt. There can be no assurance that trading will resume or that our Class A Ordinary Shares will remain listed on Nasdaq, and the suspension and halt restrict our access to capital and could harm our reputation, business relationships and prospects.

On November 11, 2025, the SEC issued an order (Release No. 34-104176) pursuant to Section 12(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), temporarily suspending trading in our Class A Ordinary Shares from 4:00 a.m. Eastern Time on November 12, 2025 through 11:59 p.m. Eastern Time on November 25, 2025. The SEC’s order stated that the suspension was based on potential manipulation in our securities effectuated through recommendations made to investors by unknown persons via social media to purchase, hold and/or sell our securities and to send screenshots documenting their transactions, which appeared to be designed to artificially inflate the price and trading volume of our securities. We did not authorize any such promotional activity and have cooperated, and intend to continue to cooperate, with the relevant authorities. Following the expiration of the SEC’s trading suspension, Nasdaq announced on November 26, 2025 that trading in our Class A Ordinary Shares had been halted pending our provision of certain additional information requested by Nasdaq, and that trading would remain halted until we had fully satisfied Nasdaq’s request for such information. As a result, trading in our Class A Ordinary Shares has been suspended or halted since November 12, 2025, and, as of the date of this annual report, the Nasdaq trading halt remains in effect.

There can be no assurance as to when, or if, the trading halt will be lifted, whether an active trading market for our Class A Ordinary Shares will resume or continue following any lifting of the trading halt, or whether our Class A Ordinary Shares will continue to remain listed on Nasdaq. In addition, although Nasdaq Listing Rule 5101 has long provided Nasdaq with broad discretionary authority to deny initial or continued listing, or to suspend or delist securities, where Nasdaq determines that continued listing is inadvisable or unwarranted in the public interest or for the protection of investors, Nasdaq has recently proposed the adoption of Listing Rule IM-5101-4, which, if approved by the SEC, would expressly provide that Nasdaq may exercise its discretionary authority to delist a company’s securities following an SEC trading suspension where Nasdaq determines that such action is necessary to protect investors and the public interest. Although the proposed rule has not yet become effective, there can be no assurance that it will not be approved, as to the form in which it may ultimately be adopted, or as to how Nasdaq may exercise its discretionary authority under Rule 5101 or any related interpretive guidance. Even if our securities resume trading, Nasdaq could determine to commence delisting proceedings, including if we are unable to satisfy its information request or to demonstrate compliance with the continued listing requirements, or take other regulatory action with respect to our continued listing.

The suspension and halt also present material risks to our business, financial condition and prospects. The trading suspension has restricted our ability to raise equity financing, and for so long as trading remains suspended or halted we will be unable to access the public capital markets. If we require additional capital to fund our operations, pursue growth opportunities or address unexpected needs, we may be unable to obtain it on acceptable terms, or at all. As of March 31, 2026, we had outstanding bank borrowings of US$185,799, which are instalment term loans that contain repayment on demand clauses. We currently have no bank credit facilities, leaving us dependent on our existing cash reserves and operating cash flow. Any disruption to our cash flow or any unexpected capital requirement could severely impair our ability to operate. In addition, while our sales and operations remain stable as of the date of this annual report, a prolonged suspension or halt could erode customer confidence, damage our brand and business relationships, and harm our competitive position, and even if trading resumes, reputational damage may persist and adversely affect our ability to attract customers, partners and employees. The process of responding to the SEC and Nasdaq and seeking to resolve these matters may also consume significant management time and resources and divert attention from our business operations. There is no guarantee that trading will resume, or when it may resume. Any of the foregoing, or the continued uncertainty surrounding our listing, could materially and adversely affect the liquidity and market price of our securities, impair our ability to access the capital markets, reduce investor confidence in our Company and our securities, and have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Item 4. Information on the Company

4.A. History and Development of the Company

Charming Medical Limited was incorporated in the British Virgin Islands as a BVI business company with limited liability on February 28, 2024 under the BVI Act. It is a holding company with no material operations of its own, and it conducts all of its operations in Hong Kong through its Operating Subsidiaries, namely Pilate International Trading Limited (“Pilate”), My Beauty Technology Limited (“My Beauty Technology”), Dream International Trading (Hong Kong) Limited (“Dream International Trading”) and Choliya Limited (“Choliya”), held through intermediate holding company, Beautylab Group Medical Limited (“Beautylab BVI”).

Our registered office and our registered agent’s office in the BVI are located at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, BVI, VG1110. Our principal executive offices are located at Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong, and our telephone number at this address is +852 2116 1492. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a corporate website at https://www.charmingmed.com/. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and does not constitute a part of, this annual report. The SEC maintains a website at www.sec.gov that contains reports and other information regarding issuers, such as us, that file electronically with the SEC.

Corporate History

On July 14, 2016, Pilate was incorporated as a company with limited liability in Hong Kong. Pilate is engaging in the business of providing wellness services.

On March 14, 2017, Dream International Trading was incorporated as a company with limited liability under the laws of Hong Kong. Dream International Trading is engaging in the business of providing wellness services.

On September 19, 2019, My Beauty Technology was incorporated as a company with limited liability in Hong Kong. My Beauty Technology is engaging in the business of providing wellness services.

On March 7, 2021, Choliya was incorporated as a company with limited liability in Hong Kong. Choliya is engaging in the business of providing wellness services.

In connection with our initial public offering, in November 2024, we completed a series of transactions effectuating the reorganization of our group (the “Reorganization”). Upon completion of the Reorganization, Charming Medical became the holding company of the Operating Subsidiaries in Hong Kong, through the intermediate holding company, Beautylab BVI.

The Reorganization

As part of the Reorganization, on February 28, 2024, Charming Medical was incorporated as the holding company under the laws of the BVI. On the date of its incorporation, 8,892 shares, representing 100% of the issued shares, were allotted and issued, fully paid, at par to Ms. Kit Wong (“Ms. Wong”) for a consideration of US$1,333.80. On May 6, 2024, Beautylab BVI was incorporated in the BVI as the intermediate wholly-owned holding company of Charming Medical.

On June 18, 2024, Ms. Wong acquired 2,000 ordinary shares of Choliya, representing 20% of Choliya’s equity interests, from an independent third party for a consideration of HK$2,000. As a result, Choliya became wholly owned by Ms. Wong (80% through Pilate and 20% directly).

On September 10, 2024, Dream International Trading, My Beauty Technology and Pilate collectively allotted and issued 99% of their enlarged share capital, consisting of 990,000 ordinary shares, to Beautylab BVI, and Ms. Wong’s equity interests in Dream International Trading, My Beauty Technology and Pilate were correspondingly diluted to 1%.

On September 16, 2024, Ms. Wong transferred her 2,000 ordinary shares in Choliya to Pilate for a consideration of HK$2,000, by executing an instrument of transfer and a bought and sold note, as a result of which Choliya became a wholly-owned subsidiary of Pilate.

On September 19, 2024, Beautylab BVI acquired from Ms. Wong 10,000 ordinary shares, representing the remaining 1% of the share capital of each of Dream International Trading, My Beauty Technology and Pilate, respectively.

Upon completion of the Reorganization, the Operating Subsidiaries became indirectly wholly owned by Charming Medical, through the intermediate holding company, Beautylab BVI.

Reclassification and Forward Share Split

On October 18, 2024, our shareholders and sole director resolved and approved a redesignation and reclassification of our shares and a share split at a ratio of 1-to-1,500, as a result of which the maximum number of shares that our Company is authorized to issued was changed to 75,000,000 shares with a par value of US$0.0001 each, divided into 60,000,000 Class A ordinary shares with a par value of US$0.0001 per share and 15,000,000 Class B ordinary shares with a par value of US$0.0001 per share. All ordinary share and per-ordinary-share amounts in this annual report and our consolidated financial statements have been retroactively restated to give effect to the share split.

Issuance of Class B Ordinary Shares

On November 1, 2024, our sole director resolved and approved the allotment and issuance of 2,000,000 Class B Ordinary Shares with a par value of US$0.0001 each to Ms. Wong.

Initial Public Offering

Our registration statement on Form F-1 (File No. 333-287258) was declared effective by the SEC on September 30, 2025. On October 21, 2025, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “MCTA.” On October 22, 2025, we closed our initial public offering of 1,600,000 Class A Ordinary Shares at a public offering price of US$4.00 per share, for gross proceeds of approximately US$6.4 million before deducting underwriting discounts and commissions and estimated offering expenses. Cathay Securities, Inc. acted as representative of the underwriters.

Exercise of Over-Allotment Option

On October 28, 2025, the underwriters exercised in full their over-allotment option to purchase an additional 240,000 Class A Ordinary Shares at the initial public offering price of US$4.00 per share, raising the aggregate gross proceeds from our initial public offering (including the over-allotment option) to approximately US$7.36 million before deducting underwriting discounts and commissions and estimated offering expenses.

SEC Temporary Suspension of Trading

On November 11, 2025, the SEC issued an order (Release No. 34-104176) pursuant to Section 12(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), temporarily suspending trading in our Class A Ordinary Shares for the period from 4:00 a.m. Eastern Time on November 12, 2025 through 11:59 p.m. Eastern Time on November 25, 2025. The order stated that the suspension was because of potential manipulation in our securities effectuated through recommendations made to investors by unknown persons via social media to purchase, hold and/or sell our securities and to send screenshots documenting their transactions, which appeared to be designed to artificially inflate the price and trading volume of our securities. We did not authorize any such promotional activity, and we have cooperated, and intend to continue to cooperate, with the relevant authorities.

Nasdaq Trading Halt

On November 26, 2025, the Nasdaq Stock Market LLC (“Nasdaq”) announced that trading in our Class A Ordinary Shares had been halted pending our provision of certain additional information requested by Nasdaq, and that trading would remain halted until we had fully satisfied Nasdaq’s request for such information.

Lock-Up Undertaking by Majority Shareholder

On July 21, 2026, the Company entered into a lock-up agreement (the “Lock-Up Agreement”) with Ms. Kit Wong, the Company’s Chief Executive Officer and Chairwoman of the Board. Pursuant to the Lock-Up Agreement, Ms. Wong has agreed that, for a period of one year from the date of the Lock-Up Agreement, she will not, directly or indirectly, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of any Class A ordinary shares, par value US$0.0001 per share, of the Company (“Class A Ordinary Shares”) or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares of the Company, whether now owned or hereafter acquired by her or with respect to which she has or hereafter acquires the power of disposition, or (ii) enter into any swap, hedge or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of such securities, in each case subject to limited customary exceptions set forth in the Lock-Up Agreement.

Election Not to Rely on Foreign Private Issuer Exemptions

The Company has elected to no longer rely on any of the exemptions from Nasdaq’s corporate governance requirements available to foreign private issuers under Nasdaq Listing Rule 5615(a)(3), including the ability to follow home country practice in lieu of Nasdaq’s corporate governance standards. Accordingly, the Company intends to comply with all corporate governance requirements under the Nasdaq listing rules applicable to U.S. domestic issuers, including, without limitation, the requirements relating to board and committee composition, the shareholder approval requirements of Nasdaq Listing Rule 5635 in respect of issuances of securities, and the requirements relating to the solicitation of proxies and holding of annual meetings of shareholders. The Company will continue to qualify as a foreign private issuer for purposes of its reporting obligations under the Securities Exchange Act of 1934, as amended.

Surrender of Class B Ordinary Shares

On July 21, 2026, Ms. Wong irrevocably undertook to surrender to the Company, unconditionally and for no consideration, all 2,000,000 Class B Ordinary Shares of the Company, held by her, representing all of the issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share carries twenty (20) votes, and the Class A Ordinary Shares and Class B Ordinary Shares held by Ms. Wong together represented approximately 91.25% of the aggregate voting power of the Company immediately following the Company’s initial public offering. Pursuant to that undertaking, Ms. Wong has delivered to the Company a written notice of surrender in respect of all such Class B Ordinary Shares, in accordance with the Company's Memorandum and Articles and the BVI Act. The surrendered Class B Ordinary Shares will be cancelled, and the cancellation reflected in the Company's register of members, upon completion of the applicable procedures. Following such cancellation, no Class B Ordinary Shares remain in issue, and each shareholder of the Company will be entitled to one (1) vote per share on all matters submitted to a vote of shareholders. Immediately following the surrender and cancellation of the Class B Ordinary Shares, the Company has 15,178,000 Ordinary Shares issued and outstanding, of which Ms. Wong holds 10,350,360 Ordinary Shares, representing approximately 68.19% of the issued and outstanding Ordinary Shares and of the aggregate voting power of the Company.

Changes to Our Board of Directors

On December 31, 2025, Mr. Leut Ming Gung tendered his resignation as an independent director, the chairman of the Compensation Committee and a member of the Audit Committee and the Nominating Committee of the Company, effective December 31, 2025.

On January 5, 2026, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Yin Jiang was appointed as an independent director, the chairman of the Compensation Committee and a member of the Audit Committee and the Nominating Committee of the Company, effective January 5, 2026.

On March 27, 2026, Ms. Josephine Yan Yeung tendered her resignation as an independent director and the chairwoman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee of the Company, effective March 27, 2026.

On April 2, 2026, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Matthew Mo Kan Tsui was appointed as an independent director, the chairman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee, and as the audit committee financial expert, of the Company, effective April 2, 2026.

On April 27, 2026, Mr. Matthew Mo Kan Tsui notified the Company of his resignation as an independent director, the chairman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee, and the audit committee financial expert, of the Company, effective April 27, 2026.

On May 2, 2026, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Mei Cai was appointed as an independent director, the chairwoman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee of the Company, effective May 2, 2026.

4.B. Business Overview

Our Mission

We are committed to enhancing the quality of life from the inside out by integrating TCM wellness practices with modern technology. Through combining customized TCM-inspired constitution-regulating plans and modern wellness therapies, we provide comprehensive wellness and beauty services and products for women and TCM-inspired therapies tailored for men.

Overview

TCM is a comprehensive medical system that has been practiced in China and other parts of Asia for over two thousand years. It is based on the concept that the human body is a holistic ecosystem, integrating mind, essence, Qi1, body fluids, and blood. The therapeutic mechanism in TCM focuses on maintaining harmony and restoring internal balance within the body. TCM aims to promote disease prevention and enhance overall well-being and the body’s ability to self-heal. While it has a long history of empirical practice, there is limited scientific evidence from rigorous, large-scale clinical studies validating its efficacy and safety under the research methodologies commonly used in modern Western medicine. Western medicine primarily relies on randomized controlled trials as the “gold standard” for establishing efficacy, whereas TCM treatments are often individualized and holistic in nature, making them less commonly studied through large-scale RCTs. As a result, the effectiveness of TCM remains a subject of ongoing scientific investigation.

[1]	In TCM, “Qi” refers to the vital life force or energy that flows through the human body.

TCM is widely applied in women’s health care, particularly in regulating the female menstrual cycle and treating various gynecological issues. Through methods such as herbal therapy, acupuncture, and TCM-based Tuina massage therapy, TCM can improve women’s reproductive health and overall constitution. Herbal therapy uses various herbal formulations to restore internal balance and is commonly used to address conditions such as irregular menstruation and dysmenorrhea. Acupuncture regulates the flow of Qi and blood by stimulating specific acupoints, which can relieve pain and balance the endocrine system. TCM-based Tuina massage therapy promotes blood circulation, relaxes muscles, and supports postpartum recovery.

We are a Hong Kong-based provider of comprehensive TCM-inspired wellness and beauty care services and products that are rooted and influenced by the principles and practices of TCM, such as the use of herbal ingredients, acupuncture techniques, Tuina massage, and dietary guidance. Our services are designed to address a wide range of health improvement needs, such as alleviating premenstrual syndrome, menstrual irregularities, dysmenorrhea, leukorrhea, pelvic inflammatory disease, menopausal care, breast health, and other common women’s health conditions. We believe that our TCM-inspired therapies can help balance the female endocrine system and improve women’s constitution and overall health. Additionally, the Operating Subsidiaries offer TCM-inspired therapies tailored to men.

Through our three wellness centers in Hong Kong, we offer a wide range of beauty, wellness, and postpartum services and products for women that are rooted and influenced by the principles and practices of TCM, with a focus on utilizing TCM approaches in addressing women’s health issues. Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, TCM-inspired prenatal massage therapy, and Indonesian traditional abdominal binding therapy. In addition, under the “Beauty Lab” brand, we also offer products, including (i) TCM-inspired supplements products, such as Beauty Lab home herbal uterine care patch, probiotic intimate wash, and Yin nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, such as ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues and scalp health. Moreover, we also offer consultancy services to provide TCM-inspired therapy technical training and dietary therapy training to other well-established and reputable beauty salons, massage centers, and similar institutions. In March 2025, we launched a franchise model for our Beauty Lab brand, granting exclusive rights to the Franchisees to operate branded beauty and wellness outlets. Franchisees are authorized to offer services such as scalp and hair care and women’s wellness services under the Beauty Lab brand. We derive franchise-related revenue mainly from initial franchise fees, royalty and promotional fees, brand management fees, training and administration fees. As of March 31, 2026, 2025, 2024 and as of the date of this annual report, we had 3, 1, 0 and 1 franchised stores, respectively.

Our Competitive Strength

We believe we have the following competitive strengths:

Professional Team and Certified Services

Our Operating Subsidiaries boast a team of professional TCM practitioners experienced in women’s health and skilled technicians, offering comprehensive care and therapies tailored to women. Our TCM practitioners provide consultation services, ensuring customers receive personalized health guidance and care, with each holding a Registered Chinese Medicine Practitioner Certificate issued by the Hong Kong Chinese Medicine Council. As advised by FCLK, our Hong Kong counsel, the statutory professional qualifications required for TCM practitioners to practice TCM under the laws of Hong Kong fall under the Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong) (“CMO”). The CMO provides for the regulation of activities or matters relating to Chinese medicine, including, among other matters, the licensing requirements for Chinese medicine practitioners, and the practice, use, manufacture, possession and trading of Chinese medicine in Hong Kong. According to the CMO, a Chinese medicine practitioner must be listed or registered under the Chinese Medicine Ordinance and hold a Registered Chinese Medicine Practitioner Certificate issued by the Hong Kong Chinese Medicine Council before being permitted to practice Chinese medicine in Hong Kong. Moreover, under section 108(2) of the CMO, any person who is not a registered Chinese medicine practitioner or listed Chinese medicine practitioner practices Chinese medicine commits an offence and is liable to a fine of HK$100,000 and imprisonment for three years, or on conviction upon indictment to imprisonment for five years. Section 158 of the CMO exempts registered Chinese medicine practitioners from obtaining licenses for possessing and dispensing Chinese herbal medicines listed in Schedule 1 to the CMO to persons on prescription. To ensure high-quality services, our Indonesian traditional abdominal binding therapy is performed by technicians who have completed training in Indonesian abdominal binding. Additionally, our Japanese facial bone adjustment services are performed by our TCM practitioners, who hold memberships with the Hong Kong Chinese Orthopedics Society, and our massage services are delivered by our TCM practitioners. We believe these professional qualifications held by our TCM practitioners and technicians as well as the additional training and professional memberships they hold, contribute to the overall quality of our services.

Comprehensive One-Stop Health and Wellness Services

Our Operating Subsidiaries offer a wide range of services, including feminine care, prenatal and postpartum therapies, and women’s health products, providing comprehensive solutions to meet the diverse needs of female customers. We also launched home services during the COVID-19 pandemic to enable our customers to enjoy professional care in the comfort of their homes. Our approach is to serve women across various life stages, and continuously track and adjust our services to meet their evolving health needs. Furthermore, we offer TCM-inspired hair care therapies to male customers.

High-quality Assurance for Products and Services

Our Operating Subsidiaries are committed to delivering quality products and services while maintaining a satisfactory customer experience. We implement quality control measures, including training service providers and selecting third-party product suppliers, to ensure compliance with safety and efficacy standards. Our Indonesian traditional abdominal binding therapy is performed by technicians who have completed training in Indonesian abdominal binding.

The suppliers we currently contract with all hold a Good Manufacturing Practice (GMP) certificate and comply with the globally recognized quality management standard ISO 9001. We believe adherence to these quality control measures contributes to customer trust and brand reputation.

Integration of TCM Principles and Modern Technology

The Operating Subsidiaries are dedicated to integrating TCM principles with modern technology to offer comprehensive wellness and beauty solutions. Our needle-free thread embedding therapy leverages advanced noninvasive cosmetic technology to deliver substantial aesthetic results without the need for surgery, enhancing both skin quality and facial contours. We have also developed the TCM E-plus eye care therapy, which improves eye blood circulation, relieves eye fatigue, and enhances visual health through targeted acupoint massage.

Experienced Management Team with Substantial Industry Experience

The management team brings extensive experience and deep expertise in the TCM-inspired wellness and beauty industry. Our team members include seasoned TCM practitioners and beauty experts, all dedicated to enhancing service quality and customer satisfaction.

Customer-Centric Approach with Customized Services

Our Operating Subsidiaries uphold a customer-centric philosophy and are committed to providing personalized services and solutions tailored to customers’ needs. Through continuous communication with customers, we optimize and improve our service offerings. We aim to create a caring and professional environment where every customer feels valued and respected, fostering long-term relationships and customer loyalty.

Our Challenges

Intense Competition in the TCM-inspired Wellness and Beauty Industry

The TCM-inspired wellness and beauty industry is highly competitive, with many similar beauty centers and brands. Beauty Lab must differentiate itself from the competing brands to attract and retain customers. To stand out in the competitive market, our Operating Subsidiaries must be able to introduce unique products and services that cater to diverse customer needs. We may also improve customer satisfaction and loyalty by providing high-quality customer service and personalized experiences. Moreover, strengthening brand promotion and marketing and leveraging social media and online platforms can help increase brand visibility and attract more customers.

Challenges in Building Customer Trust and Boosting Customer Acceptance

Due to the limited evidence-based validation in TCM, the major challenges faced by us are building customer trust, improving consumer awareness, and boosting customer acceptance. Some consumers are unfamiliar with the holistic approaches of TCM-inspired wellness and beauty therapies and may be skeptical about the effectiveness of our services. Besides, TCM-inspired beauty treatments often take a longer time to show visible results compared to modern cosmetic treatments. Thus, convincing customers to stay committed to longer-term therapy plans and building trust around the adoption of TCM can be challenging.

Regulatory and Compliance Challenges in Global Expansion

As the Operating Subsidiaries expand their presence in the Southeast Asian market with TCM-inspired beauty and wellness services and supplements products, we may face varying regulatory and compliance requirements across different regions. These requirements could involve product certification, safety standards, and advertising practices. To ensure smooth business operations, the company must closely monitor regulatory changes in each region and promptly adjust its product and service offerings and compliance strategies. Establishing solid relationships with local governments and industry associations can also help navigate regulatory and compliance challenges effectively.

Our Growth Strategies

Expanding Our Presence in International Markets

We plan to increase our international market share by entering new geographic regions or countries. This will involve conducting thorough market research to understand different countries’ cultural nuances, consumer habits, and regulatory requirements and adjust our marketing strategies and product positioning accordingly. We will prioritize regions with significant market potential and rapid economic growth, such as Southeast Asia. In addition to leveraging e-commerce platforms to expand global sales channels and enhance brand recognition, we intend to evaluate potential franchise opportunities in select international markets as part of our broader growth strategy. These opportunities will be assessed based on local market demand, operational feasibility, and alignment with our brand and service standards.

Building Strategic Partnerships

We will evaluate and selectively seek strategic partnerships with other companies to collaborate on market promotion, product development, or sales activities. We believe such partnerships can foster resource sharing, reduce costs, and expand market influence. For example, we may collaborate with some well-known cosmetic brands, health institutions, or retailers to launch co-branded products or joint promotional campaigns. Additionally, we plan to establish partnerships with research institutions or universities in Hong Kong to drive technological research and innovation, and we expect such partnerships will enhance product competitiveness and market appeal in the future.

Investing in Technological Innovation and Improving R&D Capability

We plan to invest in technological innovation and improve our research and development (“R&D”) capability to develop new beauty products and services. Our approaches include investing in ingredient research, and adopting advanced technologies and equipment to improve the efficacy of our products and ensure they can align with the constantly changing beauty standards. For example, we may invest in conducting continuous research on exploring new uses of common medicinal herbs to develop skincare products. Furthermore, we plan to adopt advanced beauty instruments, such as laser devices and micro-needling instruments to provide more professional and diverse services, and we expect the adoption of such advanced devices and instruments to improve our service and product offerings.

Establishing a Strong Brand Image through Differentiation

We will focus on building a strong brand image of the “Beauty Lab” brand through differentiation to attract potential customers. We plan to do so through marketing campaigns, quality assurance, and enhanced customer experience. For instance, brand promotion and engagement will be carried out via social media and online platforms to increase consumer awareness and trust in the “Beauty Lab” brand. We are confident that we can improve customer satisfaction and loyalty by providing high-quality customer service and personalized experiences. Additionally, we believe that hosting beauty seminars, workshops, and other events will strengthen interaction and connection with customers, thereby establishing a positive brand reputation.

Diversifying Product and Service Offerings

Currently, we offer TCM-inspired hair care therapies to male customers. As part of our growth strategy, we plan to expand our service and product offerings tailored to male consumers by developing and introducing additional TCM-inspired wellness solutions. These may include herbal-based wellness products designed to address common health concerns among men, such as insomnia, chronic fatigue, acne & oily skin, and male pattern baldness. By broadening our range of services, we aim to enhance customer engagement, increase brand loyalty, and capture a larger share of the male wellness market. We believe that diversifying our TCM-based offerings for male consumers will strengthen our competitive position and support our long-term revenue growth.

Our Business Model

We generate revenue by offering a wide range of beauty and wellness services and products. These services include wellness care for women, prenatal and postpartum therapies, Japanese facial contouring, needle-free thread embedding, Indonesia postpartum abdominal binding therapy, Chinese head therapy, and TCM E-plus eye care therapy. Additionally, the Operating Subsidiaries offer a variety of TCM-inspired wellness and beauty products, such as uterine care patches, probiotic intimate wash, Yin nourishing pills, Dendrobium eye essence, and ginseng soothing anti-allergy moisturizing care.

Pricing Strategy and Diverse Marketing Channel

The Operating Subsidiaries employ a flexible pricing strategy, offering products and services at different price points to meet the needs of customers at various income levels. The pricing of products and services is mainly based on cost, market demand, and competitors’ pricing strategies. Besides, the Operating Subsidiaries conduct marketing through both online and offline channels, including several e-commerce platforms.

Services and Products Provision

We have a team of professional TCM practitioners experienced in women’s health and technicians to ensure personalized care for every customer. We prioritize customer experience, regularly collecting feedback and conducting satisfaction surveys to continually optimize and improve service offerings. Additionally, during the COVID-19 pandemic, the Operating Subsidiaries introduced home services to allow customers to receive professional care in the comfort of their own homes. The Operating Subsidiaries offer a comprehensive range of wellness and beauty services, integrating TCM with modern technology to provide personalized care solutions for our customers. Our services and products mainly include TCM-inspired women’s wellness Services, TCM-inspired beauty services, other TCM-inspired women’s health services, TCM-inspired head/eye care, and TCM-inspired supplements products. In sourcing and selecting ingredients and developing new products and services, the Operating Subsidiaries conduct market research and analysis to understand the current beauty trends, consumer preferences, and demand for TCM-inspired natural beauty products.

Service Process

Our service process generally follows the steps below:

Step 1. Appointment and Consultation

During the appointment and consultation phase, our goal is to provide customers with an opportunity to gain a preliminary understanding of our services. Customers can make appointments on our official website, social media platforms, or by phone, and they can also consult about any services they may require. During the appointment, our reception staff will ask detailed questions about the customer’s needs and expectations to arrange a suitable in-person consultation time. Additionally, we offer initial consultation services to answer any questions the customer may have regarding our services, including information about our team, service content, expected outcomes, potential risks, and costs. The purpose is to establish trust and ensure that customers have a clear understanding of the services they are about to receive.

Step 2. Reception

Upon the customer’s arrival at our physical store, the customer will be greeted by our staff. We will first confirm their appointment details and guide them to the waiting area. During this time, we will take the opportunity to further understand the customer’s needs, expectations, and physical condition to offer personalized service recommendations, ensuring our services precisely meet their expectations.

Step 3. Filling Out a Form

Before the formal consultation, the customer is required to complete a set of forms, including a personal information form, a health questionnaire, and a consent form. These forms are designed to collect basic information about the customer, understand the customer’s general physical condition, lifestyle, and specific needs, and ensure that they are fully informed about the services they will receive. Our reception staff will patiently guide the customer through the form completion process and answer any questions the customer may have.

Step 4. Consultation with a TCM Practitioner

After completing the consultation forms, the customer will meet with our TCM practitioner. The TCM practitioner will ask more questions to further understand the customer’s condition and needs. The TCM practitioner will then make recommendations and explain how our services can be tailored to the customer’s specific condition to achieve the customer’s expected outcomes.

Step 5. Meeting with a Service Consultant

Following the consultation with the TCM practitioner, the customer will meet with one of our service consultants for further discussion. The service consultant will, based on the customer’s specific condition and the recommendations from the TCM practitioner, discuss possible service plans and explain the principles of each plan, the expected outcomes, potential risks, and price estimates. This step ensures that customers fully understand the different service options and can make informed decisions.

Step 6. Formulating Service Schedule

Once the customer has selected a therapy plan, our TCM practitioners will carry out the service. During the process, the practitioner will closely monitor and evaluate the customer’s response to the therapy. Based on customer feedback and the therapy results, we will adjust the therapy plan as necessary.

Step 7. Next Appointment

After the therapy is completed, we will discuss the therapy results with the customer and summarize their feedback. The store manager will also assist the customer in scheduling their next appointment. We encourage customers to visit regularly so we can continuously track their therapy progress and adjust the service plan as needed.

Our Services and Products

I. Beauty, Wellness, and Postpartum Services

We offer a wide range of beauty, wellness, and postpartum services for women with a focus on utilizing TCM approaches in addressing women’s health issues. Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, TCM-inspired prenatal massage, and Indonesian traditional abdominal binding.

TCM-inspired Women’s Wellness Services

Our TCM-inspired women’s wellness services are dedicated to providing comprehensive wellness services for women from adolescence through menopause. We offer these services at our wellness centers, encompassing a whole process that includes consultation with TCM practitioners, development of therapy plans, implementation of therapies, and follow-up care. Our services cater to various needs, such as prenatal massage, postpartum recovery, and womb-warming services, targeting women of different age groups. Additionally, these services can be integrated into a customer’s assisted reproductive treatment plan as needed. Usually, we will provide TCM-based services such as herbal therapies before egg retrieval to prepare the customer’s body for the assisted reproductive treatment plan, and then uterine massages will be provided before embryo transfer to optimize the uterine environment, finally, herbal therapies will be provided to improve overall health during pregnancy.

No.	Name	Description	Target Customer
1	Womb-warming Therapy	This therapy uses TCM techniques aimed at improving blood circulation and alleviating “coldness” in the uterus[3] to address issues such as physical weakness, menstrual discomfort, dysmenorrhea, and cold extremities.	The target customer is women aged 14 – 28.

2	BTS (Beauty, Tailor-made, Slim) Pelvic Detox Therapy	This therapy involves several steps, including herbal oil massage, ginger massage, thermal cupping, and the application of herbal plaster, aimed at removing toxins and waste from the uterus, promoting blood circulation, alleviating menstrual pain, improving gastrointestinal function, assisting fertility, and aiding in weight loss.	The primary target customer is postpartum women and adult women suffering irregular menstruation, typically aged 28 – 42.

No.	Name	Description	Target Customer
3	Agarwood Moxibustion Therapy	By integrating TCM techniques and using artificially cultivated agarwood, this therapy is designed to help women entering menopause restore and maintain a balanced state of harmony and well-being in their internal body systems. This therapy can help improve sleep quality, enhance digestive function, promote bowel movements, reduce “cold and dampness”[4] in the body, supplement Yang energy, and relieve lower back and joint pain.	The target customer is women aged 42 – 49.

4	TCM-inspired Pregnancy Massage	Utilizing organic essential oils and mineral salt stones, this massage therapy is provided by professional therapists that aim to alleviate pregnancy-related edema and varicose veins, promote blood circulation, deeply relax muscles, prevent cramps, eliminate negative energy and toxins from the body, and improve skin conditions.	The primary target customer is women preparing for pregnancy and pregnant women.

5	Non-hormonal Induced Lactation Therapy	This therapy involves massage and drainage techniques using organic essential oils to improve clogged mammary ducts, enhance blood circulation, reduce postpartum breast discomfort, and ease mastitis during the breastfeeding period.	The target customer is women during pregnancy and postpartum breastfeeding mothers.

6	Indonesian Traditional Abdominal Binding	Combining Tai Chi cupping detox techniques and Indonesian traditional abdominal binding techniques, this therapy aims to address issues such as organ displacement, widened pelvis, enlarged uterus, abdominal muscle separation, and cold uterus in postpartum women. The therapy includes abdominal assessment, acupoint massage, herbal oil application, TCM-based Tuina massage therapy, detoxification through thermal cupping, and the use of traditional abdominal binding. Our service is performed by specialists trained in Indonesian abdominal-binding technique.	The primary target customer is postpartum women.

[3]	In TCM, a “cold uterus” or “cold womb”, also known as Gong Han (宫寒), refers to a condition often associated with Yang deficiency in the body, resulting in insufficient blood supply to the uterus. This condition implies that the uterus lacks the necessary warmth for optimal function, which can affect fertility and menstrual health.
[4]	In TCM, cold and dampness refer to the external influences that disrupt the body’s natural balance, which can cause blockages in the flow of Qi and lead to various health issues as listed above.

Other TCM-inspired Wellness Services for Women

In addition to our TCM-inspired women’s wellness services, we offer customers other wellness therapies, including natural hydration facials, saffron hip therapy, and natural reishi mushroom breast care, aimed at addressing various women’s health concerns.

No.	Name	Description	Target Customer
1	Natural Moisturizing Facial	The natural moisturizing facial is specifically designed for pregnant women. It aims to address common skin issues such as dryness and sensitivity during pregnancy. This therapy uses nourishing ingredients to restore hydration and radiance to the skin, aiming to maintain healthy and well-maintained skin throughout pregnancy.	The target customer is pregnant women.

No.	Name	Description	Target Customer
2	Saffron Hip Therapy	The saffron hip therapy combines TCM principles with massage and herbal therapy to improve hip health. This therapy aims to enhance blood circulation and balances the body internally, targeting women, especially those looking to restore hip health after pregnancy or childbirth.	The target customer is postpartum women.

3	Natural Reishi Mushroom Breast Care	The natural reishi mushroom breast care utilizes high-quality wild reishi essence combined with massage and care techniques to promote breast health. This noninvasive therapy aims to improve the condition of breast skin and tissue and is designed for women seeking to maintain or enhance chest health.	The target customer is women seeking to maintain or enhance chest health.

TCM-inspired Beauty Services

Our TCM-inspired beauty services combine TCM principles with modern technology to enhance wellness and appearance through natural therapies and innovative techniques. Key services offered by the Operating Subsidiaries include Japanese-style facial bone adjustment, needle-free thread embedding, and Imperial Chinese herbal acne detox therapy.

No.	Name	Description	Target Customer
1	Japanese-style Facial Bone Adjustment	The Japanese facial bone adjustment is a therapy using TCM techniques to address issues related to jaw alignment and facial asymmetry. Through massage, this therapy aims to alleviate pain associated with jaw alignment and facial asymmetry, and restore facial contours and enhance facial balance.	This therapy is suitable for customers seeking non-invasive methods to restore facial contours, particularly those with issues such as facial swelling, wide jawline, or facial asymmetry.

2	Needle-free Thread Embedding	The needle-free thread embedding is a noninvasive cosmetic therapy that is based on the principles of TCM and uses ultrasonic energy to pass through the outer layer of the skin and penetrate into the deeper layers. This therapy aims to help rebuild the dermal foundation and enhance the firmness and tightness of the facial and neck skin.	This therapy is designed for customers seeking noninvasive, non-surgical methods to lift and firm the face, particularly those aiming to reduce fine lines and improve skin sagging.

3	Imperial Chinese Herbal Acne Detox Therapy	The imperial Chinese herbal acne detox therapy integrates TCM principles by using targeted acupressure and herbal ingredients to help remove internal toxins and improve skin health.	This therapy is suitable for customers with acne and rough skin, particularly those seeking natural methods to address skin issues.

TCM Head/Eye Care Therapy

TCM head therapy is a health-promoting method that applies TCM principles by massaging specific acupoints on the head. This therapy deeply explores the meridians and acupoints of the head, helping to improve blood circulation, increase nutrient supply to hair follicles, support hair growth, and prevent hair loss. Head therapy also seeks to alleviate headaches, improve sleep, and support overall well-being. Utilizing TCM methods, head therapy focuses on head health and may contribute to overall health by regulating the meridians. The target customers include individuals experiencing hair loss, headaches, memory decline, poor sleep quality, high stress, and those seeking overall health improvement.

TCM eye care involves massaging specific acupoints around the eyes to improve blood circulation, relieve eye fatigue, and enhance visual health, making it suitable for individuals who frequently use electronic devices or have vision problems.

Based on years of experience serving female customers, our Operating Subsidiaries have developed and offered a range of TCM head and eye care therapies tailored to meet the needs of our female customers. The target customer includes individuals with hair loss issues, headaches, memory decline, poor sleep quality, high stress levels, and those seeking overall health improvement. The therapies we provide include ultrasound therapy, forehead cupping therapy, herbal deer antler hair care, deep cleansing follicle therapy, Japanese scalp cleansing, cell activation hair growth therapy, and TCM E-plus eye care therapy.

No.	Name	Description	Target Customer
1	Ultrasound Therapy	The ultrasound therapy uses high-frequency sound waves to stimulate deep layers of the skin and muscle tissue, which help soften tissues, enhance permeability, promote metabolism, improve blood circulation, and stimulate hair follicle nerves.	This therapy is suitable for customers aged 18 to 60 who experience hair loss.

2	Forehead Cupping Therapy	The forehead cupping therapy uses small cups applied along the forehead and hairline to create a suction effect that promotes blood circulation, revitalizes the scalp, and encourages nutrient flow directly to the hair follicles.	This therapy is suitable for customers aged 18-60 with forehead hair follicle atrophy issues.

3	Traditional Herbal Deer Antler Hair Care	The traditional herbal deer antler hair care harnesses the natural regenerative properties of deer antler extract, and combine other carefully selected ingredients known for promoting hair health with modern techniques, aiming to nourish the scalp.	This therapy is suitable for customers aged 18-60 years old with seborrheic alopecia.

4	Deep Cleansing Follicle Therapy	This therapy removes impurities from the scalp surface and within hair follicles, helping to alleviate inflammation and bacteria. It also uses serums to reduce buildup, improve scalp health, enhance hair quality, and create an optimal environment for hair growth.	This therapy is suitable for customers aged 18 to 60 who seek to improve scalp health, enhance hair quality, address hair loss, and prolong the hair follicle growth phase.

5	Japanese Scalp Cleansing	This therapy is designed to deeply cleanse the scalp, targeting residual chemicals left from hair dyeing, perming, and other styling therapies. By adopting Japanese scalp care principles, this therapy aims to restore the natural balance of the scalp, soothing irritation, and promote a healthier environment for hair growth and vitality.	This therapy is suitable for customers aged 18 to 60 who seek to revitalize their scalp and protect hair health, especially those affected by frequent dyeing or perming.

No.	Name	Description	Target Customer
6	Cell Activation Hair Growth Therapy	This therapy uses medical-grade essence from Spain, combined with thermal energy techniques, to stimulate hair stem cells and support natural hair growth.	This therapy is suitable for customers aged 18 to 60 who seek to improve scalp health, enhance hair quality, address hair loss, and prolong the hair follicle growth phase.

7	TCM E-plus Eye Care Therapy	The therapy integrates TCM principles with specific eye-point massages to enhance ocular health. This therapy includes several steps: (1) We start with introducing a nourishing herbal essence derived from dendrobium, known for its hydrating and calming properties. This essence helps to soothe and prepare the eyes for the therapy. (2) Next, we apply formulated herbal eye masks that promote detoxification and help remove toxins from the delicate eye area. (3) Finally, we perform targeted massages on specific eye points and surrounding meridians to enhance blood circulation and relieve tension. The aim is to improve blood circulation around the eyes, alleviate discomfort, and promote overall visual health.	This therapy is suitable for customers aged 18 to 60 who experience various eye issues, such as dry eyes, redness, blurred vision, macular degeneration, excessive tearing, dark circles, fine lines, and puffiness.

Men’s Hair Care Therapies

Men’s hair care uses a variety of therapies and devices as listed below to promote blood circulation in scalp, reduce fatigue and may stimulate hair growth.

●	Forehead and temples cupping therapy;

●	Hair follicle deep cleaning therapy;

●	Ultrasonic therapy device;

●	TCM deer antler hair care therapy; and

●	Hair follicle activation therapy.

II. Our Products

We also offer products, including (i) TCM-inspired supplements products, such as Beauty Lab home herbal uterine care patch, probiotic intimate wash, and Yin nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care skin issues and scalp health.

TCM-inspired Supplements Products

Under the “Beauty Lab” brand, the Operating Subsidiaries offer the following products to our customers: (i) TCM-inspired supplements products, such as Beauty Lab home herbal uterine care patch, probiotic intimate wash and Yin-nourishing pill, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues and scalp health. TCM-inspired supplements products will be recommended by our TCM practitioners to our customers post-consultation, tailored to match their specific health conditions.

No.	Product Name	Intended Use	Picture	Target Customer
1	Beauty Lab home herbal uterine care patch	This product is designed to improve cold uterus, relieves menstrual pain, and aids in uterine recovery, while also alleviating menopause symptoms.		This product is suitable for women aged 18 to 60 who seek targeted uterine care and hormonal balance.

2	Probiotic intimate wash	This product is designed to help repair vaginal dryness caused by childbirth, aging, or hormone deficiency, while also enhancing protection and moisture for women’s intimate areas.		This product is suitable for women aged 18 to 60 who seek to maintain the balance of vaginal flora and improve or prevent discomfort (such as itching, odor, and related issues).

3	Yin-nourishing pill	This product is designed to improve blood circulation, relieves menstrual pain, helps regulate irregular periods, and promotes pelvic floor muscle contraction.		This product is suitable for women aged 18 to 60 who are concerned about their health, especially those with irregular periods and menstrual pain.

No.	Product Name	Intended Use	Picture	Target Customer
4	Ginseng soothing anti-allergy moisturizing wash	This product is designed to reduce the occurrence of oily scalp and acne, balances scalp oil secretion, repairs damaged scalp, strengthens hair roots and strands, and promotes blood circulation.		This product is suitable for people aged 18 to 60 with sensitive, itchy, dry, oily, or inflamed scalps. Also ideal for those looking to promote hair growth, prevent hair loss, and achieve healthy, thick hair.

5	Southern European olive leaf extract for hair anti-aging and hair loss prevention	This product is designed to reduce excessive sebum production on scalp, restores scalp balance, quickly soothes scalp irritation and itching, and promotes anti-aging for hair.		This product is suitable for people aged 18 to 60 looking to improve seborrheic dermatitis, dandruff, scalp odor, and teenage scalp acne.

III. Consultancy Services

We launched our consultancy services in September 2023. Our consultancy services are designed to provide technical training on TCM-inspired therapy and dietary therapy training to other well-established and reputable beauty salons, massage centers, and similar institutions. We offer training courses that are based on TCM theory and tailored to meet practical needs. The training covers TCM principles and techniques, including but not limited to acupuncture, manual therapy, and realignment techniques, as well as wellness therapies such as TCM-based dietary therapy, tea therapy, porridge therapy, and wine therapy. We also offer specialized dietary therapy training focused on cancer prevention and diabetes management.

Our training aims to impart professional TCM knowledge and skills to help trainees improve their service quality and enhance their market competitiveness. Through this training, trainees will be able to apply TCM principles and techniques and provide more professional and personalized service solutions to their customers. As these trainings will generate additional business income for us, we believe it creates a win-win situation for both us and the trainees.

Our instructor team consists of experienced TCM practitioners who possess extensive industry experience. Through comprehensive systematic training, our trainees will master the core skills of TCM-inspired beauty therapies and enhance their professional expertise.

IV. Franchise

In March 2025, we (the “Franchisor”) launched a franchise model for our Beauty Lab brand, granting exclusive rights to the Franchisees to operate branded beauty and wellness outlets. Under this arrangement, franchisees are authorized to offer services such as scalp and hair care and women’s wellness services under the Beauty Lab brand on an exclusive basis within the designated territory. We derive franchise-related revenue mainly from initial franchise fees, royalty and promotional fees, brand management fees, training and administration fees. As of March 31, 2026 and 2025 and as of the date of this annual report, we had 3, 1 and 1 franchised stores, respectively. Set forth below are the material terms of our franchise agreement:

Designated Territory	Exclusive rights limited to the address of the Franchisee’s first outlet in Hong Kong (relocation permitted; no rights to operate additional branches)

Term and renewal	Indefinite until terminated in accordance with the agreement; renewal at Franchisor’s sole discretion if the Franchisee provides written notice no earlier than nine (9) months and no later than six (6) months prior to expiration, and meets all renewal conditions

Intellectual Property	All intellectual property, including trademarks, patents, copyrights, designs, trade secrets belong to Franchisor. Non-exclusive, non-transferable license granted to Franchisee during the term of the franchise agreement.

Sub-Franchising	Permitted within the designated territory with oversight

Franchise Fee Arrangements	i.	Initial fee: HK$750,000, payable within five (5) business days of signing and covers: (i) HK$88,000 worth of hair and scalp care products, (ii) four pieces of equipment valued at HK$298,000, and (iii) pre-opening services, including site selection, company registration assistance, and store design support. Late payment incurs a HK$10,000 penalty. Non-payment may lead to termination and additional claims of HK$100,000 plus damages.

		a.	Products delivered within fourteen (14) days of fee payment, at Franchisor’s cost, with product list and quality report.

		b.	Devices installed and operational training provided within 14 days of payment, at Franchisor’s cost.

	ii.	Royalty and promotional fees: A fixed monthly fee of HK$50,000 is payable for social media promotion services (up to 10 new customers). If fewer than 10 customers are acquired, the fee is adjusted to HK$5,000 per customer.

	iii.	Brand management fee: HK$150,000 per year (first three (3) years); HK$80,000 per year (afterward). This entitles the Franchisee to use the Franchisor’s authorized promotional posters, videos, and design materials.

	iv.	Other fees: Franchisee pays agreed fees in advance for optional services (e.g., advertising or marketing materials).

	v.	Product and equipment purchases: Payable based on actual purchases and invoiced amounts under agreed pricing terms.

	vi.	Training fees: Fees for training, meetings, inspections, and store openings based on actual time and cost, with prior written consent.

	vii.	Administrative costs: Reimbursement of reasonable costs incurred by the Franchisor for reviewing insurance policies and sub-franchise agreements, with itemized breakdowns on request.

Training & Support	Franchisor provides initial training, annual support visits, and marketing guidance.

Termination	Either party may terminate with thirty (30) days’ notice or immediately for cause

Non-Compete	Franchisee prohibited from operating similar business in the Territory during the term and for 2 years thereafter

The launch of our franchise model represents a new channel to scale our Beauty Lab brand, while expanding our geographic presence and customer base. We intend to evaluate further franchise opportunities in other jurisdictions in the future.

Quality Control

The Company’s ability to maintain and provide high-quality services and services is significantly dependent on the expertise and qualifications of our TCM practitioners and technicians. Our team consists of TCM practitioners who are experienced in women’s health and technicians with extensive training to provide high-quality and consistent service. Most technicians employed by us possess relevant certifications from recognized training programs, ensuring that they meet our internal standards for delivering effective and safe services. While the Company has established internal quality control measures to ensure our service quality, the relative lack of stringent laws and regulations specifically governing qualifications and practices in the beauty services sector in Hong Kong, particularly for the TCM-inspired beauty and wellness industry, creates challenges for us in maintaining consistent service quality. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — The relative lack of stringent laws and regulations in Hong Kong’s beauty services sector, particularly in the TCM-inspired beauty and wellness industry, poses a risk of inconsistent service quality. Any failure to maintain high standards of quality and safety could also adversely affect our reputation, customer trust, and overall business performance. In addition, to the extent any new regulatory measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, potentially materially decreasing the value of our Class A Ordinary Shares, and rendering them worthless” on page 24.

We have established a comprehensive quality control system that covers every stage, from raw material procurement to final product and service delivery. We regularly collect and analyze customer feedback, as we believe this is key to ensuring customer satisfaction and loyalty. Internal reviews and external audits are also conducted to continuously monitor and enhance service quality.

For our TCM-inspired supplements products, the Operating Subsidiaries source products mainly from third-party organizations. We have implemented a stringent supplier selection process to ensure that all partners meet our internal standards for quality and safety. As part of this process, we prioritize contracting with suppliers who hold a Good Manufacturing Practice (GMP) certificate and comply with the globally recognized ISO 9001 quality management standard developed by the International Organization for Standardization (ISO).

Research & Development

Our R&D efforts focus on continuously advancing innovative technologies to improve the customer care experience. To date, we have successfully implemented a range of innovative solutions in our TCM beauty and wellness industry, including needle-free thread embedding and TCM-inspired E-plus eye care therapy. Our Operating Subsidiaries plan to collaborate with third-party institutions for R&D, leveraging shared resources and expertise.

Our Customers

Our customer base primarily consists of individuals in Hong Kong, typically characterized by high purchasing power, health consciousness, and an interest in herbal-based, integrative and natural TCM approaches. These customers, mostly women aged between 25-55, prioritize skincare, anti-aging, and holistic wellness. We engage with our customers through a combination of online and offline channels, offering personalized health and beauty services. We are committed to building long-term relationships with our customers and our approaches is guided by two key factors: the customers’ demand for our products and services, and their reliability in making timely payments. Customers typically discover and select our services through word-of-mouth referrals, social media presence, and targeted marketing efforts. Since our customers consist of individuals, no single customer accounted for more than 10% of our revenue for the fiscal years ended March 31, 2026, 2025 and 2024.

By continuously improving service quality and customer experience, we aim to enhance customer satisfaction and loyalty, driving sustainable business growth.

Our Suppliers

The Operating Subsidiaries source products mainly from third-party organizations, including medical device, pharmaceutical, and beauty product manufacturers. Additionally, the Operating Subsidiaries collaborate with several OEM (Original Equipment Manufacturer) factories (refers to manufacturing facilities that produce goods for another company to sell under the latter’s brand name in accordance with the specifications provided by the purchasing company) to produce health and beauty products under our brand. The suppliers we currently contract with all hold a Good Manufacturing Practice (GMP) certificate and comply with the globally recognized quality management standard ISO 9001. As similar alternatives are available in the market, the Operating Subsidiaries do not have ongoing or long-term supply agreements with these suppliers. The Operating Subsidiaries purchase products based on each procurement order. During the fiscal years ended March 31, 2026, 2025 and 2024, no single supplier accounted for more than 10% of our total procurement. This diversified supply chain management ensures stability and flexibility in our product supply, allowing us to adapt to market demands.

Insurance

We pay social insurance for our employees in accordance with the requirements of the relevant laws and regulations in Hong Kong, including according to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). We also have property insurance for the primary property and equipment required for our business operations to protect against possible risks and losses. We do not maintain business interruption, key person, or product liability insurance.

Legal And Regulatory Compliance; Litigation

During the fiscal years ended March 31, 2026, 2025, 2024, and up to the date of this annual report, we had obtained the licenses, approvals and permits that are required and material for our business and operations.

On December 19, 2025, a putative class action litigation, styled as In re Charming Medical Securities Litigation, No. 1:25-cv-10535-JPO (S.D.N.Y), was filed in the United States District Court for the Southern District of New York against the Company and current and former officers and directors, as well as professional parties (collectively, the “Defendants”). The lead plaintiffs in the action are purported stockholders of the Company who allege that the Defendants made misstatements and omissions in connection with transactions in the Company’s securities during the period from October 21, 2025 through November 11, 2025, including with respect to the purported risk of manipulation of the stock of Chinese companies. On June 12, 2026, the lead plaintiffs filed an amended complaint asserting violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and seeking damages against the Company and the other Defendants. The Company intends to defend itself vigorously in the action; its response to the amended complaint is due on August 11, 2026.

Seasonality

Our services and products don’t typically have significant seasonal fluctuations in demand. We believe that seasonality does not have a material impact on our business operation.

Regulation

Laws Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Laws Related to Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this annual report.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$ 5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Laws Related to Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who willfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40.0 per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such improvement notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and imprisonment of up to twelve months. An employer or occupier who fails to comply with such suspension notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$1,000,000, to imprisonment for twelve months, and to a further fine of HK$100,000 for each day or part of a day during which such employer or occupier knowingly and intentionally continues the contravention.

Laws Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Laws Related to Chinese Medicine

Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong)

The Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong) (“CMO”) provides for the regulation of activities or matters relating to Chinese medicine, including, among other matters, the licensing requirement of the Chinese medicine practitioner, and the practice, use, manufacture, possession and trading of Chinese medicine in Hong Kong.

According to the CMO, a Chinese medicine practitioner is required to be listed or registered under Chinese Medicine Ordinance holding a Registered Chinese Medicine Practitioner Certificate issued by the Chinese Medicine Council of Hong Kong before he is permitted to practice Chinese medicine in Hong Kong. Under section 108(2) of the CMO, any person who is not a registered Chinese medicine practitioner or listed Chinese medicine practitioner practices Chinese medicine commits an offence and is liable to a fine of HK$100,000 and imprisonment for three years, or on conviction upon indictment to imprisonment for five years. Section 158 of the CMO exempts the registered Chinese medicine practitioners from obtaining licenses for possessing and dispensing Chinese herbal medicines listed in Schedule 1 to the CMO to persons on prescription.

Section 67 of the CMO provides that a person is qualified to apply to be registered as a registered Chinese medicine practitioner if (a) he has passed the Chinese Medicine Practitioners Licensing Examination (the “Licensing Examination”) under section 61 of the CMO; or (b) the Chinese Medicine Practitioners Board of the Chinese Medicine Council of Hong Kong (the “Practitioners Board”) has determined that he is so qualified under section 92 of the CMO. The Chinese Medicine Council of Hong Kong is a statutory body established under the CMO for determining and overseeing the standardized Licensing Examination and the admission of the registered Chinese medicine practitioners in Hong Kong.

For the eligibility for undertaking the Licensing Examination under section 61 of the CMO, one must meet the following requirements: (i) has satisfactorily completed an undergraduate degree course of training in Chinese medicine practice or its equivalent as is approved by the Practitioners Board; and (ii) he has become a listed Chinese medicine practitioner under the transitional arrangements for registration of Chinese medicine practitioners and has been notified by the Practitioners Board that he has to undertake and pass the Licensing Examination before he is eligible for registration as registered Chinese medicine practitioner.

The Practitioners Board sets out the basic requirements of an approved course of training in Chinese medicine practice for the Licensing Examination, which shall be a full-time on campus degree course in Chinese medicine with duration of not less than five years, including a Chinese medicine clinical training of not less than 30 weeks and courses on 10 compulsory subjects on Chinese medicine specified by the Practitioners Board. In addition, the institutions conducting the course must fulfill the basic requirements of university and clinical teaching in terms of teaching condition, teaching/practical exercise facilities, education management, library information, teacher qualifications, admission standard and clinical training.

The Licensing Examination by the Practitioners Board includes 2 parts, which include the writing examination and the clinical examination. Upon passing both parts of the Licensing Examination, the person will be issued a “Registered Chinese Medicine Practitioner Certificate” by the Chinese Medicine Council of Hong Kong; and hence be eligible to be a registered Chinese medicine practitioner in Hong Kong.

Laws Related to Product Quality and Liability

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong)

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (“CGSO”) imposes a statutory duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are reasonably safe having regard to all the circumstances. Under CGSO, it is an offence for a person to supply, manufacture or import into Hong Kong consumer goods which fail to comply with the general safety requirement for consumer goods or the specific standards approved by the Secretary for Commerce and Economic Development for those specific types of consumer goods. It shall be a defence for that person to show that he has taken all reasonable steps and exercised all due diligence to avoid committing the offence. Any person who commits an offence shall be liable, on first conviction to a fine of HK$100,000 and imprisonment for one year, and on subsequent conviction to a fine of HK$500,000 and two years’ imprisonment. A continuing offence will result in an additional fine of HK$1,000 per day. The Commissioner of Customs and Excise also has power to serve a recall notice requiring the immediate withdrawal of any consumer goods or products which are believed to be unsafe and may cause serious injury.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), which codifies the law in relation to the sale of goods, provides that:

●	where there is a contract for sale of goods by description, there is an implied condition that the goods shall correspond with the description;

●	where the seller sells goods in the course of business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition: (a) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (b) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (c) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

●	where there is a contract for sale by sample, there is an implied condition that: (a) the bulk shall correspond with the sample in quality; (b) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (c) the goods shall be free from any defect, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the laws of Hong Kong), any right, duty or liability arising under a contract of sale of goods by implication of law may be negative or varied by express agreement or by the course of dealing between the parties or by usage if the usage is such as to bind both parties to the contract.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”) regulates the descriptions and statements made to any goods in the course of trade. Under the TDO, it is an offence for a person to, in the course of trade or business, (i) apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions; or (ii) forges any trade mark or falsely apply any trade mark to any goods. A person who commits any such offence is subject to a fine of up to HK$100,000 and imprisonment of up to two years on summary conviction; and is subject to a fine of up to HK$500,000 and imprisonment of up to five years on conviction on indictment.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

4.D. Property, Plant and Equipment

Properties

As of the date of this annual report, we leased the following properties in Hong Kong.

Location	Term	Use of property	Rent
The whole of the 5th Floor, Hang Shun Commercial Building, 12-12A Cameron Road, Tsimshatsui, Kowloon, Hong Kong	December 17, 2024 – December 16, 2026	Retail Operation	HK$ 51,903/month
Units Nos. 1313 & 1315, 13/F, Tower 1 Grand Central Plaza, 138 Shatin Rural Committee Road, Shatin, New Territories, Hong Kong	June 15, 2024 – June 14, 2027	Retail Operation	HK$ 80,373/month
Suite 1803-06, 18/F., Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong	November 1, 2025 – October 31, 2028	Office & Retail Operation	HK$ 130,594/month

Intellectual Property

We regard intellectual properties as critical to our success.

As of the date of this annual report, we have registered the following trademark:

Trademark Owner	Country/ Place of Registration	Trademark No.	Trademark	Classification	Registration Date	Trademark Validity Period
Wong Kit	Hong Kong	304633173		Class 44	August 14, 2018	August 13, 2028

Patents

We have the exclusive right to use one patent as listed below. As of the date of this annual report, we have one service that is covered by this Exclusive Patent Licensing Agreement: BTS (Beauty, Tailor-made, Slim) pelvic detox therapy. Pursuant to the Exclusive Patent Licensing Agreement between Beautylab Group Medical Limited (the “Transferee”) and Yiu Yee Chiu (the “Transferor”), the Transferee was granted the exclusive rights to use, design, manufacture, sell products using the patented technology, and export such products worldwide (including Hong Kong) at the consideration of HK$ 1. The Transferee shall be responsible for paying the renewal fee(s) during the term of the patent. The Transferee’s exclusive rights shall remain in effect until the patent expires on July 12, 2031. During the term of this contract, without the Transferee’s written consent, the Transferor may not use, transfer, or authorize any third party to use this patent, nor to design, manufacture, use, sell, or export. If, due to reasons attributable to the Transferor, the patent expires prematurely, then the Transferor shall reimburse the Transferee for the portion of fees paid after the patent’s expiration, calculated on a pro-rata basis. The Transferor shall also compensate the Transferee with interest at the prevailing bank deposit rate, which shall be paid together with the principal amount. During the term of this Agreement, if the legal status of the patent undergoes any changes, the Transferor shall immediately notify the Transferee in writing.

Patent Name	Patent No.	Owner	Patent Type	Term	Expiration Date
Traditional Chinese Medicine Composition and Its Preparation Method for Treating Gynecological Diseases (用於治療婦科疾病的中藥組合物及其製備方法)	HK30087894	Yiu Yee Chiu	Short-term patent	8 years	July 12, 2031

Domain Name

As of the date of this annual report, we have registered the following domain name:

Domain Name	Registered Owner	Date of Registration	Expiry Date
hkbeautylab.com	Beautylab Group Medical Limited	2018/08/18	2029/08/18

During the fiscal years ended March 31, 2026, 2025, and 2024, and up to the date of this annual report, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information – 3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Overview

TCM is a comprehensive medical system that has been practiced in China and other parts of Asia for over two thousand years. It is based on the concept that the human body is a holistic ecosystem, integrating mind, essence, Qi, body fluids, and blood. The therapeutic mechanism in TCM focuses on achieving health by maintaining harmony and restoring internal balance within the body. TCM aims to promote disease prevention and enhance overall well-being and the body’s ability to self-heal. While TCM is built upon a foundation of thousands of years of empirical practice, there is a lack of extensive Western scientific studies validating its efficacy and safety.

TCM is widely applied in women’s health care, particularly in regulating the female menstrual cycle and treating various gynecological issues. Through methods such as herbal therapy, acupuncture, and TCM-based Tuina massage therapy, TCM can improve women’s reproductive health and overall constitution. Herbal therapy uses various herbal formulations to restore internal balance and is commonly used to address conditions such as irregular menstruation and dysmenorrhea. Acupuncture regulates the flow of Qi and blood by stimulating specific acupoints, which can relieve pain and balance the endocrine system. TCM-based Tuina massage therapy promotes blood circulation, relaxes muscles, and supports postpartum recovery.

We are a Hong Kong-based provider of comprehensive wellness and beauty care services rooted in TCM principles. Operating under the “Beauty Lab” brand, our Operating Subsidiaries in Hong Kong offer a wide range of therapies and products through our three wellness centers in Hong Kong. We early terminated the lease of our Tsim Sha Tsui premises at Carnarvon Plaza, and customers holding unused packages purchased at that center are served at our remaining centers. Our services are designed to meet diverse health improvement needs, including alleviating premenstrual syndrome, menstrual irregularities, dysmenorrhea, leukorrhea, pelvic inflammatory disease, menopausal care, breast health, and other common women’s health issues. We believe that our TCM-inspired services can help balance the female endocrine system and improve women’s constitution and overall health. Additionally, the Operating Subsidiaries offer TCM-inspired therapy programs tailored to men.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong. Economic growth directly influences disposable income and consumer spending power. Any adverse changes, such as a slowdown in economic growth or pessimistic economic outlook, could reduce demand for our services and products. Hong Kong’s tourism industry has been recovering following the COVID-19 pandemic. Mainland Chinese tourists, in particular, have historically sought TCM-inspired services in Hong Kong due to its reputation for high-quality and authentic practices.

Retention and growth of our existing customers

Our current business and long-term revenue growth rely on the retention and expansion of our existing customer base. We will provide various services to cater to market needs to maintain our capabilities to maximize customer satisfaction and retention. By consistently improving our services based on customer feedback, we aim to ensure high satisfaction, which is crucial for retaining and growing our customer base.

Acquisition of new customers

Expanding our customer base is critical to our continued revenue growth. We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand building. To strengthen our brand presence and attract new customers, we have implemented targeted marketing strategies, including search engine optimization (SEO), paid digital advertising, and data-driven campaign optimization. We continuously enhance our website and content to improve search engine rankings, increasing online visibility and reach. Additionally, we utilize paid advertising platforms, such as Google Ads and social media, to target relevant keywords, demographics, and consumer segments. By leveraging data analytics, we optimize our advertising efforts to improve conversion rates and efficiently reach our target audience. We believe these strategies will continue to support our ability to acquire new customers and achieve sustainable revenue growth in alignment with our business objectives.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Comparison of Years Ended March 31, 2026, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount.

	Years Ended March 31
	2026	2025	2024
	US$	US$	US$
REVENUES
Beauty, wellness and postpartum services	4,508,504	5,967,277	5,813,814
Sales of products	163,380	207,766	88,992
Franchise	135,829	46,708	-
Consultancy services	-	-	112,569
TOTAL REVENUES	4,807,713	6,221,751	6,015,375

OPERATING COST AND EXPENSES
Cost of sales of products	35,221	15,514	11,294
Advertising and promotion expenses	803,483	999,354	859,473
Staff costs and employee benefits	1,623,759	1,839,746	1,930,900
Rental and building management expenses	551,442	711,716	848,691
Professional expenses	782,448	173,106	260,224
Depreciation	216,074	263,454	391,704
Bank charges	137,746	210,688	163,710
Consumables	139,831	186,103	159,195
Others general and administrative expenses	546,946	433,132	381,336
TOTAL OPERATING EXPENSES	4,836,950	4,832,813	5,006,527

(LOSS) INCOME FROM OPERATIONS	(29,237)	1,388,938	1,008,848

OTHER INCOME (EXPENSE)
Interest income	72,651	64,136	19,513
Interest expense	(15,799)	(20,874)	(26,051)
Unrealized gain from investments, net	22,621	2,621	-
Realized gain from investments	12,103	-	-
Government subsidies	20,364	15,486	1,398
Other income (expense)	50,763	(15,140)	(214)
TOTAL OTHER INCOME (EXPENSE), NET	162,703	46,229	(5,354)

INCOME BEFORE INCOME TAX	133,466	1,435,167	1,003,494
INCOME TAX EXPENSES	156,114	236,082	181,751
NET (LOSS) INCOME	(22,648)	1,199,085	821,743

Revenue

We generate revenue primarily from: (i) provision of beauty, wellness and postpartum services; (ii) sales of products; and to a lesser degree, (iii) provision of consultancy services; and (iv) franchise activities.

Total revenues increased by US$206,376 or 3.4%, from US$6,015,375 for the fiscal year ended March 31, 2024, to US$6,221,751 for the fiscal year ended March 31, 2025. Such increase was mainly attributable to the increase in revenue generated from our provision of beauty, wellness and postpartum services by US$153,463 and franchise by US$46,708.

Total revenues decreased by US$1,414,038 or 22.7%, from US$6,221,751 for the fiscal year ended March 31, 2025, to US$4,807,713 for the fiscal year ended March 31, 2026. Such decrease was mainly attributable to the decrease in revenue generated from our provision of beauty, wellness and postpartum services by US$1,458,773 and sales of products by US$44,386.

Details of further explanation were discussed below.

The following table sets forth our revenue by sales categories for the periods indicated.

	Years ended March 31,
	2026		2025		2024
	US$	%	US$	%	US$	%
Beauty, wellness and postpartum services	4,508,504	93.8%	5,967,277	96.0%	5,813,814	96.6%
Sales of products	163,380	3.4%	207,766	3.2%	88,992	1.5%
Franchise	135,829	2.8%	46,708	0.8%	-	-%
Consultancy services	-	-%	-	-%	112,569	1.9%
Total	4,807,713	100.0%	6,221,751	100.0%	6,015,375	100.0%

Beauty, wellness and postpartum services

For the fiscal years ended March 31, 2025 and 2024, revenue generated from our provision of beauty, wellness and postpartum services accounted for approximately 96.0% and 96.6% of our total revenues, respectively. Revenue from beauty, wellness and postpartum services increased by US$153,463 or 2.6% from US$5,813,814 for the fiscal year ended March 31, 2024 to US$5,967,277 for the fiscal year ended March 31, 2025. The main reason for the increase is that the average customer spending increased, although the number of customers has decreased. Our number of customers decreased by 5.2% from 3,090 for the fiscal year ended March 31, 2024 to 2,928 for the fiscal year ended March 31, 2025. Our Average customer spending increased by 11.2% from US$1,881 for the fiscal year ended March 31, 2024 to US$2,092 for the fiscal year ended March 31, 2025. During the FY2025, revenue growth was partially attributable to the Hong Kong Government’s Consumption Voucher Scheme, which provided eligible residents with vouchers redeemable through designated e-payment platforms (including Alipay, Octopus Card and WeChat Pay). As a result, our customers increased their purchases of TCM-inspired services after receiving the consumption vouchers. In addition, we launched a series of promotional activities, which led to an increase in customer spending during the FY2025.

For the fiscal years ended March 31, 2026 and 2025, revenue generated from our provision of beauty, wellness and postpartum services accounted for approximately 93.8% and 96.0% of our total revenues, respectively. Revenue from beauty, wellness and postpartum services decreased by US$1,458,773 or 24.4% from US$5,967,277 for the fiscal year ended March 31, 2025 to US$4,508,504 for the fiscal year ended March 31, 2026. The main reason for the decrease is that the average customer spending decreased and the number of customers decreased. Our number of customers decreased by 9.2% from 2,928 for the fiscal year ended March 31, 2025 to 2,658 for the fiscal year ended March 31, 2026. Our average customer spending decreased by 16.2% from US$2,092 for the fiscal year ended March 31, 2025 to US$1,754 for the fiscal year ended March 31, 2026. The decrease in revenue also reflected the closure of our Tsim Sha Tsui shop regarding hair service center since June 2025 resulting in decrease in revenue by US$454,366 from hair treatment services. That center received no new customer payments during the year, and the revenue of US$107,998 attributed to it represented entirely the recognition of packages purchased in prior years. Customers holding unused packages purchased at that center continue to be served at our remaining wellness centers.

A significant portion of the revenue we recognize in the current year relates to packages sold in prior years rather than to sales made during that period. Of the total revenue of US$4,807,713 recognized for the fiscal year ended March 31, 2026, US$2,618,481, or approximately 54.5%, was recognized from the balance of contract liabilities as of April 1, 2025. In addition, US$1,658,776, or approximately 34.5%, was recognized upon the expiry of packages that customers did not use before the end of the applicable subscription period, rather than upon the delivery of services. Because revenue recognized on expiry does not involve the delivery of services and the balance of packages sold in prior periods is finite, our results of operations in future periods will depend to a greater extent on our ability to sell new packages.

Sales of products

For the fiscal years ended March 31, 2025 and 2024, revenue generated from sales of products accounted for approximately 3.2% and 1.5% of our total revenues, respectively. We sell TCM-inspired supplements products, including (i) TCM-inspired supplements products, such as uterine care patches, probiotic intimate wash, and nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including time ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues, and scalp health to our customers. The revenues from sales of products increased by US$118,774 or 133.5% from US$88,992 for the fiscal year ended March 31, 2024 to US$207,766 for the fiscal year ended March 31, 2025, which was mainly due to (i) the increase in sales of products to new customers who subscribed beauty, wellness and postpartum services; and (ii) the sales of products to franchisee during the year.

For the fiscal years ended March 31, 2026 and 2025, revenue generated from sales of products accounted for approximately 3.4% and 3.2% of our total revenues, respectively. We sell TCM-inspired supplements products, including (i) TCM-inspired supplements products, such as uterine care patches, probiotic intimate wash, and nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including time ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues, and scalp health to our customers. The revenues from sales of products decreased by US$44,386 or 21.4% from US$207,766 for the fiscal year ended March 31, 2025 to US$163,380 for the fiscal year ended March 31, 2026, which was mainly due to the decrease in sales of products to new customers who subscribed beauty, wellness and postpartum services and the decrease was in line with decrease in revenue from beauty, wellness and postpartum services during the year.

Franchise

For the fiscal years ended March 31, 2025 and 2024, revenue generated from franchise activities accounted for approximately 0.8% and nil of our total revenues, respectively. In March 2025, we entered into a franchise agreement with a franchisee (i.e., a customer), authorizing the franchisee to run the specified business under the Company’s brand, intellectual properties and techniques in the designated territory. The increase to US$46,708 in FY2025 was primarily attributable to the launch of our franchise operations in March 2025. For the year ended March 31, 2025, the Company has completed the pre-opening services and recognized US$46,708 as franchise income when the store was ready to open in March 2025.

For the fiscal years ended March 31, 2026 and 2025, revenue generated from franchise activities accounted for approximately 2.8% and 0.8% of our total revenues, respectively. In March 2025, we entered into a franchise agreement with a franchisee (i.e., a customer), authorizing the franchisee to run the specified business under the Company’s brand, intellectual properties and techniques in the designated territory. The revenues from franchise increased by US$89,121 or 190.8% from US$46,708 for the fiscal year ended March 31, 2025 to US$135,829 for the fiscal year ended March 31, 2026, which was mainly due to a change in the nature of the franchise services delivered during the year. The amount recognized in FY2026 represented fees for new customer acquisition services performed for the franchisee throughout the year. Effective March 1, 2026, we amended the franchise agreement to replace the per-customer fee with a fixed monthly promotional fee. No franchise license fee income was recognized in either year.

Consultancy services

For the fiscal years ended March 31, 2026, 2025 and 2024, revenue generated from the provision of consultancy services accounted for approximately nil, nil and 1.9% of our total revenues, respectively. During the COVID-19 pandemic, we offered advisory services such as training courses on promotional skills and programs delivered by our traditional Chinese medicine practitioners to support corporate clients in related industries. These services were intended to help clients maintain operations during the economic downturn. The revenues from the provision of consultancy services decreased by US$112,569, from US$112,569 for the fiscal year ended March 31, 2024 to nil for the both fiscal years ended March 31, 2025 and March 31, 2026 as the epidemic was brought under control and the economy improved, there was no demand for such consulting services from the market in FY2025 and FY2026.

Operating cost and expenses

	Years ended March 31,
	2026		2025		2024
	US$	%	US$	%	US$	%
Cost of sales of products	35,221	0.7%	15,514	0.3%	11,294	0.2%
Advertising and promotion expenses	803,483	16.6%	999,354	20.6%	859,473	17.2%
Staff costs and employee benefits	1,623,759	33.6%	1,839,746	38.1%	1,930,900	38.6%
Rental and building management expenses	551,442	11.4%	711,716	14.7%	848,691	17.0%
Professional fees	782,448	16.2%	173,106	3.6%	260,224	5.2%
Depreciation	216,074	4.5%	263,454	5.5%	391,704	7.8%
Bank charges	137,746	2.8%	210,688	4.4%	163,710	3.2%
Consumables	139,831	2.9%	186,103	3.9%	159,195	3.2%
Other general and administrative expenses	546,946	11.3%	433,132	8.9%	381,336	7.6%
Total	4,836,950	100.0%	4,832,813	100.0%	5,006,527	100.0%

Operating costs and expenses include the cost of sales of products, advertising and promotion expenses, staff cost and employee benefits, rental and building management expense, professional fees, depreciation and other general and administrative expenses for the daily operations of the Company. For the fiscal years ended March 31, 2026, 2025 and 2024, the total operating cost and expenses were US$4,836,950, US$4,832,813 and $5,006,527, respectively.

Advertising and promotion expenses

The increase in advertising and promotion expenses by US$139,881 or 16.3%, from US$859,473 for the fiscal year ended March 31, 2024 to US$999,354 for the fiscal year ended March 31, 2025, was mainly due to higher expenditure on advertisement across various platforms and social medias to promote the Company’s brand awareness.

The decrease in advertising and promotion expenses by US$195,871 or 19.6%, from US$999,354 for the fiscal year ended March 31, 2025 to US$803,483 for the fiscal year ended March 31, 2026, was mainly due to less expenditure on advertisement across various platforms and social medias to promote the Company’s brand awareness.

Staff costs and employee benefits

The decrease in staff costs and employee benefits by US$91,154 or 4.7%, from US$1,930,900 for the fiscal year ended March 31, 2024 to US$1,839,746 for the fiscal year ended March 31, 2025, was mainly due to less commissions paid to employees as the decrease in the number of our new customers.

The decrease in staff costs and employee benefits by US$215,987 or 11.7%, from US$1,839,746 for the fiscal year ended March 31, 2025 to US$1,623,759 for the fiscal year ended March 31, 2026, was mainly due to a reduction in headcount from 81 employees for the fiscal year ended March 31, 2025 to 53 employees for the fiscal year ended March 31, 2026, following the early termination of the lease of our Tsim Sha Tsui premises at Carnarvon Plaza regarding hair business.

Professional fees

The increase in professional fees by US$609,342 or 352% from US$173,106 for the fiscal year ended March 31, 2025 to US$782,448 for the fiscal year ended March 31, 2026, was mainly due to recognition of professional fees incurred for listing the Company’s shares on the Nasdaq Capital Market during FY2026.

Rental and building management expenses

The decrease in rental and building management expenses by US$136,975 or 16.1%, from US$848,691 for the fiscal year ended March 31, 2024 to US$711,716 for the fiscal year ended March 31, 2025, was mainly due to the termination of a lease with monthly payment of HKD125,000 (US$16,008). As a cost saving measure, the Company elected to close the store located in Central, Hong Kong upon the expiration of its lease on April 4, 2024.

The decrease in rental and building management expenses by US$160,274 or 22.5%, from US$711,716 for the fiscal year ended March 31, 2025 to US$551,442 for the fiscal year ended March 31, 2026, was mainly due to a reduction in lease expenses, which decreased from US$525,840 for the fiscal year ended March 31, 2025 to US$459,914 for the fiscal year ended March 31, 2026 primarily as a result of the early termination on May 31, 2025 of the lease of our Tsim Sha Tsui premises at Carnarvon Plaza, which had been contracted to run until July 15, 2026 at a monthly rental of HK$97,525, and, to a lesser extent, the renewal of the lease of our Causeway Bay premises with effect from November 1, 2025 at a monthly rental approximately 10.5% below that of the preceding term. Of the total decrease, US$131,738 related to rent and rates and US$28,536 related to building management fees.

Depreciation

The decrease in depreciation by US$128,250 or 32.7%, from US$391,704 for the fiscal year ended March 31, 2024 to US$263,454 for the fiscal year ended March 31, 2025, was mainly because leasehold improvements of two stores became fully depreciated during the first half of fiscal years ended March 31, 2025.

The decrease in depreciation by US$47,380 or 18.0%, from US$263,454 for the fiscal year ended March 31, 2025 to US$216,074 for the fiscal year ended March 31, 2026, was mainly because leasehold improvements of certain stores had become fully depreciated in prior years and certain leasehold improvements and equipment were disposed of during the year, which reduced the depreciable asset base. The cost of leasehold improvements decreased from US$724,398 as of March 31, 2025 to US$528,676 as of March 31, 2026. The leasehold improvements disposed of during the year, which related to our Tsim Sha Tsui premises at Carnarvon Plaza, had been fully depreciated before the beginning of the fiscal year and accordingly did not contribute to the depreciation charge for the fiscal year ended March 31, 2026.

Other general and administrative expenses

The increase in other general and administrative expenses by US$51,796 or 13.6% from US$381,336 for the fiscal year ended March 31, 2024 to US$433,132 for the fiscal year ended March 31, 2025, was mainly due to the rise in training costs for our therapists and traditional Chinese medicine practitioners, as our beauty, health care and postpartum business grew.

The increase in other general and administrative expenses by US$113,814 or 26.3% from US$433,132 for the fiscal year ended March 31, 2025 to US$546,946 for the fiscal year ended March 31, 2026, was mainly due to general and administrative expenses newly incurred at our holding company level following the completion of our initial public offering in October 2025, which amounted to US$94,493 for the fiscal year ended March 31, 2026 (fiscal year ended March 31, 2025: nil) and comprised insurance of US$64,868, listing maintaining fees of US$16,811 and a written-off prepayment of US$12,814. At the operating subsidiary level, referral fees increased by US$68,348 and gift expenses by US$58,599, partially offset by a decrease in service expenses of US$65,673.

Other income (expenses), net

Other income (expenses) consisted of interest income, interest expense, government subsidies and other income/expenses. It resulted in other income of US$46,229 for the fiscal year ended March 31, 2025, compared to other expenses of US$5,354 for the fiscal year ended March 31, 2024. The change was mainly due to the increase in interest income, which mainly earned from our certificates of deposit. This increase amounted to US$44,623 or 228.7%, from US$19,513 for the fiscal year ended March 31, 2024 to US$64,136 for the fiscal year ended March 31, 2025.

Other income (expenses) consisted of interest income, interest expense, government subsidies, unrealized/realized gain from investments and other income/expenses. It resulted in other income of US$162,703 and US$46,229 for the fiscal year ended March 31, 2026 and 2025, respectively. The increase in other income by US$116,474 or 252% was mainly due to (i) the increase in interest income by US$8,515 or 13.3%, from US$64,136 for the fiscal year ended March 31, 2025 to US$72,651 for the fiscal year ended March 31, 2026, (ii) the increase in unrealized gain from investments by US$20,000 or 763.1%, from US$2,621 for the fiscal year ended March 31, 2025 to US$22,621 for the fiscal year ended March 31, 2026, comprising an unrealized fair value gain of US$26,000 on the investment in funds partially offset by an unrealized loss of US$3,379 on trading securities, (iii) the increase in realized gain from trading securities by US$12,103 or 100%, from Nil for the fiscal year ended March 31, 2025 to US$12,103 for the fiscal year ended March 31, 2026 and (iv) the increase in other income (expenses) by US$65,903 or 435.3%, from other expenses of US$15,140 for the fiscal year ended March 31, 2025 to other income of US$50,763 for the fiscal year ended March 31, 2026.

Income tax expenses

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Charming Medical Limited and Beautylab Group Medical Limited are incorporated in the BVI and are not subject to tax on income or capital gains under the current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pilate International Trading Limited, My Beauty Technology Limited, Dream International Trading (Hong Kong) Limited and Choliya Limited are incorporated in Hong Kong and each is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Our income tax expenses increased by approximately $54,331, or 29.9%, from US$181,751 for the fiscal year ended March 31, 2024 to US$236,082 for the fiscal year ended March 31, 2025, primarily due to the increase in income before income tax by US$431,673 or 43.0% from US$1,003,494 for year ended March 31, 2024 to US$1,435,167 for year ended March 31, 2025. Our effective tax rates decreased from 18.1% for the year ended March 31, 2024 to 16.4% for the year ended March 31, 2025. The effective tax rates in both years are higher than the standard rate of 16.5 % for Hong Kong, mainly due to the permanent difference of administrative expenses incurred by the Company during the fiscal years ended March 31, 2025 and 2024, which were non-deductible due to no income tax in BVI.

Our income tax expenses decreased by approximately $79,968, or 33.9%, from US$236,082 for the fiscal year ended March 31, 2025 to US$156,114 for the fiscal year ended March 31, 2026, primarily due to the decrease in income before income tax by US$1,301,701 or 90.7% from US$1,435,167 for year ended March 31, 2025 to US$133,466 for year ended March 31, 2026. Our effective tax rates increased from 16.4% for the year ended March 31, 2025 to 117.0% for the year ended March 31, 2026. The effective tax rate for the year ended March 31, 2026 is higher than the standard rate of 16.5% for Hong Kong, mainly due to the permanent difference arising from administrative expenses incurred by the Company, including expenses of the BVI holding entities, which are non-deductible for Hong Kong profits tax purposes, the effect of which is magnified by the low level of income before income tax in the current year.

Net (loss) income

Our net income increased by US$377,342 or 45.9% from net income of US$821,743 for the fiscal year ended March 31, 2024 to net income of US$1,199,085 for the fiscal year ended March 31, 2025.

It turned from net income of US$1,199,085 for the fiscal year ended March 31, 2025 to net loss of US$22,648 for the fiscal year ended March 31, 2026.

Working capital

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31 2026	As of March 31 2025
	US$	US$
Current assets:
Cash and cash equivalents	4,699,273	816,771
Certificates of deposit	-	1,441,099
Investment in funds	1,326,000	-
Trading securities	511,126	503,453
Accounts receivable, net	201,477	395,901
Deposits, prepayments and other receivables, net	1,411,098	183,190
Inventories	25,623	26,797
Amount due from a director	-	-
Total current assets	8,174,597	3,367,211

Current liabilities:
Trade payables, accruals and other payables	415,302	246,464
Contract liabilities	3,047,584	3,463,453
Bank borrowings	185,799	314,226
Operating lease liabilities	366,660	474,739
Finance lease liabilities	-	13,641
Tax payables	307,368	221,339
Amount due to a director	9,435	214,603
Total current liabilities	4,332,148	4,948,465
Working capital (deficit)	3,842,449	(1,581,254)

Cash and cash equivalents

Cash represents cash at bank and short-term time deposits and is unrestricted as to withdrawal or use. The Group maintains bank accounts in Hong Kong. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Certificates of deposit

Certificates of deposit with original maturities greater than three months which cannot be classified as cash equivalents are presented as a separate line item at its amortized cost. The Company believes that it is not exposed to any significant credit risk on certificates of deposit. All certificates of deposit have been matured and no additional deposits were made in the current year.

Investment in funds

Investment in funds denominated in US$ represents the Company’s investment in a private investment fund, which the Company intends to redeem within twelve months from the balance sheet date and has therefore classified as a current asset. The fund has no fixed maturity date and no specific redemption date has been determined, and the Company’s interest may be withdrawn only by way of redemption of participating shares. The fair value of the investment in funds was estimated using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient in accordance with ASC Topic 820, Fair Value Measurement. Pursuant to U.S. GAAP, investments measured using the NAV practical expedient are not categorized within the Level 1, 2, or 3 fair value hierarchy.

Trading securities

Trading securities represent the Company’s investment in US Treasury Bills, which are bought and held for the purpose of selling them in the near term. The Company measures its trading securities at fair value through net income (FVTNI). As of March 31, 2026 and 2025, the fair value of the Company’s position in US Treasury Bills was US$511,126 and US$503,453, respectively. Since US Treasury Bills are short term in nature, the Company believes that its position in US Treasury Bills is not exposed to any credit risk or risk of significant market value impairment.

Accounts receivable and allowance for expected credit losses

The Company has established credit policies with the objective to minimize their exposure to credit risk. The Company’s accounts receivable are short-term in nature and the associated risk is minimal. In evaluating the collectability of accounts receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Group regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased.

As of March 31, 2026 and 2025, no allowance for expected credit losses was recognized as there were no experiences on default from customers or failure of transfer from credit card center after payment authorization was made by customers and all outstanding accounts receivable as of March 31, 2026 and 2025 were subsequently settled before the report date. Our accounts receivable balance decreased by US$194,424, or 49.1%, from US$395,901 as of March 31, 2025 to US$201,477 as of March 31, 2026. The decrease was generally in line with the decrease in revenue.

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid, refundable advance retainer paid under a merger and acquisition advisory and deal sourcing, the prepayment of Nasdaq annual listing fee and directors’ and officers’ insurance. Deposits, prepayment are classified as either current or non-current based on the terms of the respective agreements. Increase in balance was mainly due to (i) the advance retainer of US$1,000,000 paid to a third party for merger and acquisition advisory and deal sourcing services which was fully refunded subsequent to year end due to failure of sourcing potential acquisitions, (ii) the prepayment for Nasdaq annual listing fee of US$55,777, and (iii) the prepayment for directors’ and officers’ insurance of US$36,441.

Inventories

Inventories are composed of supplement products, which are stated at cost, on a weighted average basis, and do not exceed net realizable value. Our inventories slightly decreased by US$1,174 or 4.4% from US$26,797 as of March 31, 2025 to US$25,623 as of March 31, 2026.

Amount due to a director

The balances represented payment made by Ms. Kit Wong, the chairwoman, director and Controlling Shareholder of the Company, for (i) on behalf of the Company for the purchase of inventories and consumables, and (ii) fund transfers for daily operations.

As of March 31, 2026 and 2025, the balance represented funds due to Ms. Wong for the payments made on behalf of the Company for the purchase of inventories, consumables and listing expenses. For the year ended March 31, 2025, Ms. Wong received US$184,118 proceeds from customers through payment platforms on behalf of the Company, and made US$1,202,010 payments for the Company’s purchases and listing expenses on behalf of the Company. For the year ended March 31, 2024, there were no such transactions with Ms. Wong. For the year ended March 31, 2026, we repaid Ms. Wong of US$875,130 which was being offset by the payment made by Ms. Wong of US$671,606 for the Company’s purchases and listing expenses on behalf of the Company.

Trade payables, accruals and other payables

Trade payables, accruals and other payables consist of payable to vendors, accrued staff costs and employee benefits, accrued professional fees and other accrued expense and payables. Our trade payables, accruals and other payables increased by US$168,838, or 68.5% from US$246,464 as of March 31, 2025 to US$415,302 as of March 31, 2026. The increase was generally in line with the increase in expenses.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are generally non-refundable and are recognized as revenue when either our performance obligation is satisfied or upon expiry of the subscription plan for the services. As of March 31, 2026 and 2025, the Company recorded contract liabilities of US$3,047,584 and US$3,463,453, respectively. The decrease in our contract liabilities by US$415,869 or 12.0% was due to the recognition of US$4,671,953 revenue from contract liabilities for completion of performance obligations and partially offset by the receipt of US$4,310,959 contract prices during the fiscal year ended March 31, 2026.

Bank borrowings

All bank borrowings were for working capital purpose and classified as short term due to repayment on demand clauses attached on the borrowings. As of March 31, 2026 and 2025, bank borrowings were approximately US$185,799 and US$314,226, respectively.

Operating lease liabilities

Our operating lease liabilities represented the current position of our non-cancellable lease agreement of our corporate office and stores in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Finance lease liabilities

Our finance lease liabilities represented the current position of our non-cancellable lease agreement of our motor vehicle operated in Hong Kong under a finance lease. Finance lease has been fully repaid during the year ended March 31, 2026, hence, no balance was noted as of year end.

Tax payables

Our tax payables consisted of income tax payables of our operating subsidiaries in Hong Kong.

Our income tax payables increased by US$86,029 from US$221,339 as of March 31, 2025 to US$307,368 as of March 31, 2026.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the fiscal years indicated.

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Net cash (used in) provided by operating activities	(1,215,931)	425,888	295,429
Net cash used in investing activities	(179,015)	(2,229,458)	(210,598)
Net cash provided by financing activities	5,292,156	521,303	100,145
Net change in cash and cash equivalents	3,897,210	(1,282,267)	184,976
Cash and cash equivalents at the beginning of the year	816,771	2,103,655	1,929,192
Net of exchange rate changes	(14,708)	(4,617)	(10,513)
Cash and cash equivalents at the end of the year	4,699,273	816,771	2,103,655

Operating Activities

For the fiscal year ended March 31, 2026, net cash used in operating activities was US$1,215,931, primarily resulting from net loss of US$22,648 for the current year, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly included depreciation of US$216,074, gain on disposal of property and equipment of US$11,796, unrealized gain from investments of US$22,621 and deferred income taxes of US$67,983. Changes in operating assets and liabilities mainly included (i) a decrease of US$415,869 in contract liabilities due to less contract prices received than revenue recognized within the period; and (ii) an increase in deposits, other receivables and prepayments by US$1,453,637 as the increase in the prepayments to suppliers in the current year.

For the fiscal year ended March 31, 2025, net cash generated from operating activities was US$425,888, primarily resulting from net income of US$1,199,085 for the current year, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly included depreciation of US$263,454 and deferred income taxes of US$134,873. Changes in operating assets and liabilities mainly included (i) a decrease of US$1,057,178 in contract liabilities due to less contract prices received than revenue recognized within the period; and (ii) a decrease in trade payables, accruals and other payables by US$204,686 as the Company paid off accrued audit fees in the current year.

For the fiscal year ended March 31, 2024, net cash generated from operating activities of US$295,429 primarily due to the net income of US$821,743 for the current year, as adjusted for non-cash items and changes in other operating assets and liabilities activities. Adjustments for non-cash items consisted of depreciation US$391,704 and reduced by non-cash portion of operating of US$37,446. Changes in operating assets and liabilities mainly included (i) an increase of accounts payables, accruals and other payables of US$210,275 mainly due to increase in the accrued audit fee of US$250,000 for this Initial Public Offering purpose and partially offset by the payment of other accrued expenses and payables during year ended March 31, 2024; and (ii) an increase in tax payable of US$119,254 due to increase in the net income before income tax by US$1,423,962 or 338.7% from loss before income tax of US$420,468 for the fiscal year ended March 31, 2023 to income before income tax of US$1,003,494 for year ended March 31, 2024; which are partially offset by (iii) the decrease in contract liabilities of US$1,106,517 as we have rendered more services to the customers during the year resulted in reversing the contract liabilities to revenue; and (iv) an increase in account receivables of US$164,976 due to 90 credit terms being granted to the corporate customers for provision of consultancy service for strengthen relationships with those corporate customers and lead to increased customer loyalty and purchase the service extensively.

Investing Activities

For the fiscal year ended March 31, 2026, net cash used in investing activities was US$179,015 which was due to (i) the purchase of property and equipment of US$339,560; (ii) the procced from certificates of deposit of US$1,441,099; and (iii) the investment in funds of US$1,300,000.

For the fiscal year ended March 31, 2025, net cash used in investing activities was US$2,229,458 which was due to (i) the purchase of property and equipment of US$287,527; (ii) the investment in certificates of deposit of US$1,441,099; and (iii) the investment in trading securities of US$500,832.

For the fiscal year ended March 31, 2024, net cash used in investing activities was US$210,598 which was primarily due to the purchase of property and equipment.

Financing Activities

For the fiscal year ended March 31, 2026, net cash generated from financing activities was US$5,292,156, which was caused by (i) US$6,533,660 proceeds from issuance of shares pursuant to IPO from underwriters, (ii) payment of US$671,606 made by Ms. Wong for the Company’s purchases and listing expenses on behalf of the Company, and (iii) US$381,043 received on settlement of subscription receivables; being offset by (iii) US$1,176,763 paid for offering costs related to IPO during the current year; (iv) US$128,427 repayments of bank borrowings; (v) US$875,130 repayment to a director; and (vi) US$113,833 repayment for finance lease.

For the fiscal year ended March 31, 2025, net cash generated from financing activities was US$521,303, which was caused by (i) collection of US$1,202,010 from a director; (ii) US$205,866 proceeds from a finance lease; while partially offset by (iii) US$545,518 paid for deferred offering costs; (iv) US$130,783 repayments of bank borrowings, and (v) US$184,118 advance to a director.

For the fiscal year ended March 31, 2024, net cash generated from financing activities was US$100,145, which was primarily driven by (i) repayment of bank borrowings of US$148,881; and (ii) advance to a director of US$1,294,076; which was offset by repayment from a director of US$1,536,906.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, certificates of deposit, accounts and other receivables.

Bank balances and certificates of deposit

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,041) if the bank with which an individual/a company holds its eligible deposit fails. As of March 31, 2026, cash and cash equivalents balance of US$4,699,273 were maintained at financial institutions in Hong Kong and approximately US$3,840,578 was not insured by the Hong Kong Deposit Protection Board.

Accounts and other receivables

The Company has designed credit policies with the objective of minimizing its exposure to credit risk. The Company’s accounts and other receivables are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally does not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as of March 31, 2026 and 2025 are aged within one year and fully collected at of report date, minimum credit risk was noted for accounts receivable. While other receivables are collected based on expected time with appropriate collection without any overdue balances as of March 31, 2026 and 2025, minimum credit risk was noted for other receivables.

Customer concentration risk

For the fiscal years ended March 31, 2026, 2025 and 2024, no customer accounts for more than 10% of our total revenue, respectively.

As of March 31, 2026 and 2025, no customer accounts for more than 10% of the total balance of accounts receivable.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings, cash and cash equivalents and certificates of deposit. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is U.S. dollars, or US$. To date the majority of the revenues and costs are denominated in Hong Kong dollars, or HK$, and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

5.B. Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations, loans from banks and equity financing from initial public offering.

As reflected in our audited consolidated financial statements, we had net loss of US$22,648 and net income of US$1,199,085 for the fiscal years ended March 31, 2026 and 2025, respectively. As of March 31, 2026, we had cash and cash equivalents of US$4,699,273 compared to US$816,771 as of March 31, 2025. We had positive working capital of US$3,842,449 as of March 31, 2026 and working deficit of US$1,581,254 as of March 31, 2025. Our current assets as of March 31, 2026 included an investment in a private investment fund carried at US$1,326,000, which we intend to redeem within twelve months although no specific redemption date has been determined and our interest may be withdrawn only by way of redemption of participating shares. Excluding that investment, our working capital as of March 31, 2026 would have been US$2,516,449. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of payables.

As of March 31, 2026, we had an outstanding bank borrowings balance of US$185,799, of which US$61,506 is repayable within one year and US$124,293 thereafter, with final maturities falling between May 2026 and November 2029. The bank borrowings are term loans bearing interest at a floating rate equal to the Hong Kong dollar prime rate quoted by The Hong Kong Mortgage Corporation Limited less 2.5% per annum, which resulted in effective interest rates ranging from 2.888% to 2.945% for the fiscal year ended March 31, 2026. Each of the facilities is personally guaranteed by Ms. Wong Kit, our chairman, chief executive officer and Controlling Shareholder.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We do not plan to pay any dividends out of our retained earnings, as of the date of this annual report.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – 4.B. Business Overview”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Policies and Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include allowance for expected credit losses, interest rates of leases, valuation allowance for deferred tax assets and impairment assessment of property and equipment. Actual results may differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates and critical accounting estimates we used in the preparations of our consolidated financial statements.

Accounts receivable, net

Accounts receivable mainly represent amounts due from financial institutions in which customers settled the payment by credit cards for the purchase of services of beauty, wellness and postpartum, and the accounts receivable derived from consultancy services, which are all recorded net of allowances for the Group’s expected credit losses. Credit card transactions are typically settled within two days. However, if customers opt for installment payments, settlement periods range from 30 to 60 days. The installment payments arrangement is strictly between the customer and the credit card issuer and does not involve the Company. Regardless of the installment terms agreed upon by the customer, the full transaction amount is remitted to the Company in a lump sum — within 30 days for American Express and 60 days for other credit cards, including UnionPay, Visa, and MasterCard — after the customer has authorized the payment. For consultancy services and franchise, the Group generally grants credit terms of 90 days to customers.

In evaluating the collectability of accounts receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Group regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased. As of March 31, 2026 and 2025, no allowance for expected credit losses was recognized as there were no experiences on default from customers or failure of transfer from credit card center after payment authorization was made by customers and all outstanding accounts receivable as of March 31, 2026 and 2025 were subsequently settled before the report date.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases” and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Operating lease

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office leases are included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2026, 2025 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Finance lease

On our balance sheet, finance lease represented the lease of equipment as of March 31, 2026 and 2025. We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of beauty, wellness and postpartum services, sales of products and consultancy services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer.

The service offerings by the Company comprise the following:

(a) Beauty, wellness and postpartum services

Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, TCM-inspired prenatal massage, and Indonesian traditional abdominal binding. The Company enters into a distinct contract with its customers for the provision of beauty, wellness and postpartum services. Our customers are individuals. The customers can purchase various plans of different services based on their needs and choices. Pursuant to the contract, each type of service is not interrelated and is distinct as (i) customers are entitled to a series of appointments for the specific services purchased; and (ii) each service has its own price which is separately negotiable. For example, a customer can purchase Indonesian traditional abdominal binding for 15 times with HK$15,000 and TCM-inspired prenatal massage for 20 times with HK$22,000. Each of the two types of services was accounted separately when services are rendered separately. Each type of service is considered as a promise and a separate performance obligation. Hence, there will be more than one promise for each contract entered into between the Company and the customers. The contracts are generally non-cancellable and non-refundable in the event of cancellation. All services have an expiry date of one full year from the date of the purchase but exception was granted case-by-case which may have more than one year for expiry date but this situation is mere. If there is an extension of expiry date requested by customer, the customers are required to pay additional fee for the purchase of other plans or purchase additional number of times with the same plan. Each service is typically fixed priced with no variable consideration and does not provide any post-contract service. Customers are required to pay a fixed lump sum fee in advance for the purchase of either (i) a series of services offered by the Company for one year; or (ii) a designated service with fixed number of times within an one-year period. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card. The fee was recognized as contract liability upon receipt and charged to revenue, net of any discounts, promotional and rebates, in the consolidated statements of operations and comprehensive income (loss) once used by the customers and the amount of revenue to be recognized either on (i) the price of series of services used each time; or (ii) the times used for each plan in each appointment. The unit price for customers purchasing the plan based on number of times calculated on an effective basis, i.e. total lump sum fee paid by customers after considering the allocation of the discounts, promotional and rebates mentioned below divided by total number of times purchased including any free trials offered for the plan as stipulated in the contract. The discounts, promotional and rebates offered by the Company to customers which are vary and depend on the types of packages, the type of services and total lump sum amount for the services purchased each time when entering into contract with customer. All discounts, promotional and rebates agreed and net amount paid by the customers for the services were clearly stated on each contract before payment was made by the customers. Hence, the total consideration is not variable but fixed once entering into the contract. The entire discounts, promotional and rebates relate to all performance obligations in a contract, the Company will allocate the discount, promotional and rebates stated in the contract proportionately to all distinct performance obligations in the contract. The proportionate allocation of the discounts, promotional and rebates is a consequence of the Company allocating the transaction price to each performance obligation on the basis of the relative standalone selling prices of the underlying distinct services. The customers can renew/purchase additional times/plans upon or before the expiry of contract and any renewal and purchase by the same customer are considered a new contact separately since similar price is required to be paid by the customers as normal purchase. During the services, as the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time. We also recognize revenue for breakage based on past experience that the prepaid amounts are not expected to be used upon expiry without any renewal.

(b) Sales of products

We also offer TCM-inspired supplements products, including (i) TCM-inspired supplements products, such as Beauty Lab home herbal uterine care patch, probiotic intimate wash, and Yin nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues and scalp health. The Company derives its revenues from sales contracts with its customers with revenues being recognized at a point in time when the control of the products is transferred to its customer at the Company’s wellness centers. The revenue is recognized based on the price paid which is fixed and net of any discount upon delivery at the counter. The sales have no right of return, no warranty and are not refundable. Product delivery is evidenced by a payment receipt record. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card.

(c) Consultancy services

In addition, we provide TCM-inspired therapy technical training and dietary therapy training and other consultancy services to other well-established and reputable beauty salons, massage centers, and similar entities. The Company enters into a distinct contract with its customers for the provision various services including (i) training for skills on promotion of reputation of their entities and dietary therapy services; and (ii) the attendance of our traditional Chinese medicine practitioners for services, with service period from three months to six months. Pursuant to the contracts between the Company and their customers, there are various promises in one contract and each promise is distinct and is not interrelated representing separate performance obligation. Fees charged for each performance obligation are different and based on the promises provided. The service fees for training sessions are fixed and stipulated in the contract while other services are not fixed but variable which depends on the actual number of working hours during dispatched period. The Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers. Typically, customers are required to pay either in advance or within 90 days from invoicing. Services provided are evidenced by the attendance records signed by both the Company and the customers. These services are primarily recognized as revenues at point in time when services are provided.

(d) Franchise

The Company also allows franchisees to use the Company’s brand and techniques and earns license fees and service fees from franchisees. As the franchisor, the Company enters into a franchise agreement with the franchisee (i.e. the customer), which authorizes the franchisee to run the specified business under the Company’s brand, intellectual properties and techniques in the designated region. Under the franchise agreement (the contract), the Company is committed to (i) provide pre-opening service, which is to get the franchisee ready for business operation; (ii) acquire new customers for the franchisee; and (iii) authorize the franchisee to use the Company’s brands, logos and names (the “franchise license”). Under the franchise agreement, each of the above promises is considered as a separate performance obligation because the franchisee can benefit from each promise separately, and each promise has its own standalone price as indicated in the agreement. The franchise agreement is effective upon signed by both parties, and remains effective until either party gives the written termination notice to the other party.

(i) Pre-opening service: the Company is committed to perform a series of procedures which are not individually marketable with standalone value, to assist the franchisee to get ready for operation including but not limited to identifying location, assisting for company registration and advising for the design and decoration of new store. Contract price for pre-opening service is fixed and due within five days upon signing the franchise agreement. There is no further obligation once the store is ready to open, which occurred in March 2025. Apparently, none of the criteria in ASC 606-10-25-27 is met. Therefore, revenue from the provision of pre-opening service is recognized at the point in time when the store is ready to operate. For the year ended March 31, 2025, the Company completed pre-opening service for a franchisee and recognized US$46,708 revenue from pre-opening service when the store was ready to open in March 2025. No pre-opening service revenue was recognized for the years ended March 31, 2026 and 2024.

(ii) New customer acquisition: the Company will help to promote the franchisee’s store and services over social media platforms in order to acquire new customers for the franchisee. Per the franchise agreement, every time the Company successfully acquire a new customer for the franchisee, the Company will charge the franchisee a fixed price for the new customer acquired, as specified in the contract, which is due immediately. As long as the franchise agreement is effective, there is no limitation on the number of new customers the Company may acquire for the franchisee. Through February 28, 2026, the referral fee was charged on a per-customer basis and revenue from such referral services was recognized at the point in time when each new customer was successfully acquired for the franchisee. Effective March 1, 2026, the Company amended the franchise agreement to replace the per-customer fee with a fixed monthly promotional fee for continuous online promotion services, which is recognized over time on a straight-line basis over the service period. For the year ended March 31, 2026, the Company recognized US$135,829 from new customer acquisition services, of which US$129,422 was recognized at a point in time and US$6,407 was recognized over time effective March 1, 2026.

(iii) Franchise license: once the pre-opening service is completed and the franchisee starts its business, the franchisee is required to pay an annual license fee for running the business using the brand name of the Company, which is due at the beginning of each year. Price for each year is fixed and clearly specified in the agreement. If the franchise agreement is terminated in the middle of a year, the license fee for that year is non-refundable. In applying ASC 606-10-55-59 to 62, the license is considered the right to access a symbolic intellectual property. Hence, revenue from franchise license is recognized ratably over each year. In case when the franchise agreement is terminated in the middle of a year, the contract price for the remaining of the year is recognized immediately upon termination as it’s non-refundable. For the year ended March 31, 2026, 2025 and 2024, the Company had no revenue from franchise license.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026 and 2025, no impairment of long-lived assets was recognized.

Income taxes

BVI

We are incorporated in the BVI and are not subject to tax on income or capital gains under the current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with Hong Kong’s Inland Revenue Department Ordinance. The applicable tax rate is 16.5% in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies and Practices”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive officers	Age	Position
Kit Wong	33	Chief Executive Officer, Director, and Chairman of the Board
Ching Man Cheung	45	Chief Financial Officer
Mei Cai	47	Independent Director, Chairman of the Audit Committee
Shu Tai Victor Yu	58	Independent Director, Chairman of the Nominating Committee
Yin Jiang	44	Independent Director, Chairman of the Compensation Committee

Ms. Kit Wong is our Chief Executive Officer, Director, and Chairman of the Board. Ms. Wong has rich experience in postpartum repair, beauty and health, and TCM-inspired long-term health maintenance. She serves as the sole director of Pilate, My Beauty Technology, Dream International Trading, and Choliya, and is also the Managing Director of Athena Beauty (Hong Kong) Group Limited, and CEO of Smooth, a company operating in the skincare industry. In 2015, Ms. Wong founded a skincare brand, Athena Beauty (Hong Kong) Group Limited, where she participated in manufacturing and sales, and established more than 100 distribution points in China via WeChat.

Ms. Ching Man Cheung is our Chief Financial Officer. Ms. Cheung has nearly 20 years of experience in the field of accounting and financial management. From 2022 to the present, Ms. Cheung has been the CFO of Beauty Lab, engaging in all accounting issues, financial analysis, budgeting, and financial reporting From 2006 to 2022, Ms. Cheung also acted as accountant manager and financial manager of several companies, including HLB Hodgson Impey Cheng, Emperor Motion Pictures (HK) Limited, Mirach Energy Limited, L’Sea Resources International Holdings Limited, Medicskin Holdings Limited, Titan Petrochemicals Group Limited, Brightoil Petroleum Holdings Limited, and Aberdeen Kai-Fong Welfare Association Social Service Centre. From 2005 to 2006, Ms. Cheung was an accountant at Zhong Yi CPA Hong Kong Company Limited, offering a variety of professional services, including audit reports for listed/unlisted companies and audit planning. Ms. Cheung obtained a Bachelor of Commerce degree from the University of Melbourne, Australia in 2005. Ms. Cheung is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA). We believe that Ms. Cheung is qualified to serve as our Chief Financial Officer based on her experience in accounting, auditing, financial management experience.

Ms. Mei Cai is an independent Director and the Chairman of the Audit Committee and a member of the Nominating Committee and Compensation Committee. Ms. Cai has over 20 years of experience in accounting, auditing, SEC reporting, corporate finance, and U.S. capital markets. She served as Chief Financial Officer of Nuance Biotech Co., Ltd. from January 2023 to October 2023, Chief Financial Officer of Jowell Global Ltd. (Nasdaq: JWEL) from November 2020 to December 2022, and Chief Financial Officer of China Eco-Materials Group Co., Ltd. from July 2019 to November 2020. In these roles, she led or assisted with initial public offering and Nasdaq listing processes, coordinated with auditors, underwriters, legal counsel and investor relations firms, and assisted in the preparation of registration statements with the SEC, including consolidated financial statements and management’s discussion and analysis. Ms. Cai has served as an independent director of Top Financial Group Limited (Nasdaq: TOP) since May 2021 and served as a director of CN Energy Group Inc. (Nasdaq: CNEY) from August 2019 to June 2022. Since October 2017, she has served as an accounting consultant and advisor at Wealth Financial Services LLC. Previously, she served as an audit manager and auditor at Friedman LLP from December 2013 to September 2017 and at Patrizio & Zhao, LLC from December 2006 to November 2013. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003. Ms. Cai is a U.S. citizen and resides in the U.S.

Mr. Shu Tai Victor Yu is an independent Director and the Chairman of the Nominating Committee and a member of the Audit Committee and Compensation Committee. Mr. Yu is a registered TCM practitioner in Hong Kong with extensive experience in the field. Mr. Yu has been operating as a self-employed professional, offering Chinese medicine-related consultation service in Hong Kong since 2015. Prior to that, Mr. Yu has worked as a TCM practitioner specializing in acupuncture point embedding, orthopedics and weight loss treatments at various institutions including Dr. Protalk from 2012 to 2013, Cutis Limited from 2013 to 2014, and the Beauty Medical from 2013 to 2015. From 2011 to 2012, he served as the Chief Chinese Medicine practitioner at the Chinese Medicine Village. Between 2008 and 2010, he worked as a TCM practitioner at another TCM beauty service provider offering treatments for weight loss, stem cells, placenta, and acupuncture point embedding. He served as a TCM practitioner at Fuming Tong from 2007 to 2008, where he specialized in internal medicine and orthopedics. From 2005 to 2007, he served as a TCM practitioner at Phama, providing weight loss services to customers. From 2000 to 2002, Mr. Yu worked as a TCM practitioner at the Hong Kong Hospital of Chinese Medicine, focusing on gastroenterology, orthopedics, and acupuncture. He then served as the chief TCM practitioner at the Chinese Medical Center (Kaiser Cosmetology) from 2002 to 2003, specializing in weight loss and placenta treatments. He graduated from the Hong Kong Polytechnic University in 1988 and later pursued a career in Chinese Medicine, earning a certificate from the Hong Kong Elite College of Chinese Medicine in 1994. We believe that Mr. Yu qualifies to be our independent director because of his significant experience in TCM and TCM beauty.

Mr. Yin Jiang is an independent Director and the Chairman of the Compensation Committee and a member of the Audit Committee and Nominating Committee. Mr. Jiang has been involved in fund management activities since 2016. In 2017, he founded Panshi Capital, a private equity fund, which was acquired in 2019 by a multi-billion RMB institution in China. He also has experience in artificial intelligence and blockchain technologies and holds multiple invention patents and software copyrights in these fields. In 2013, Mr. Jiang founded Panzhong Technology Co., Ltd., a technology company focused on fiber-optic communication and high-performance computing applications. From 2004 to 2013, he served as a software test engineer at Cisco WebEx. Mr. Jiang received a Bachelor of Science degree in Applied Physics from the University of Science and Technology of China in 2004 and holds a securities investment fund qualification certificate issued by the Asset Management Association of China.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

On December 19, 2025, a putative class action litigation, styled as In re Charming Medical Securities Litigation, No. 1:25-cv-10535-JPO (S.D.N.Y), was filed in the United States District Court for the Southern District of New York against the Company and current and former officers and directors, as well as professional parties (collectively, the “Defendants”). The lead plaintiffs in the action are purported stockholders of the Company who allege that the Defendants made misstatements and omissions in connection with transactions in the Company’s securities during the period from October 21, 2025 through November 11, 2025, including with respect to the purported risk of manipulation of the stock of Chinese companies. On June 12, 2026, the lead plaintiffs filed an amended complaint asserting violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and seeking damages against the Company and the other Defendants. The Company intends to defend itself vigorously in the action; its response to the amended complaint is due on August 11, 2026.

6.B. Compensation

Employment Agreements and Director Offer Letters

Employment Agreements with Named Executive Officers

The following is a summary of the material terms of the employment agreements between the Company and its executive officers:

Kit Wong, Chief Executive Officer	Term of Employment	3 years, automatically extends for a successive 3-year term unless terminated.

	Base Salary	HK$900,000 annually, inclusive of statutory welfare reserves, subject to annual review and adjustment.

	Bonus	Eligible for bonuses as determined by the Board.

	Equity Incentive Plan	Eligible to participate in any share incentive plan adopted by the Company, subject to the terms and conditions of such plan as determined by the Board.

	Other Benefits	Eligible to participate in the Company’s employee benefit plans, including retirement, health and life insurance, and travel/holiday plans.

	Duties and Responsibilities	Ms. Wong shall be employed on a full-time basis and is expected to work the standard business hours of the Company, subject to any additional requirements necessary to fulfill her duties. She shall devote all of her working time, attention and skills to the performance of her duties at the Company. Her duties at the Company include all jobs assigned by the Company’s Board of Directors.

	Outside Roles	Ms. Wong shall not, without the prior written consent of the Board, serve as an officer or member of the board of directors or advisory board (or the equivalent in the case of a non-corporate entity) of non-competing for-profit businesses and charitable organizations, provided, however, that such activities do not materially interfere, individually or in the aggregate, with the performance of her duties and responsibilities to the Company.

	Non-Compete and Non-Solicitation	During the term of employment and for one year thereafter, Ms. Wong may not (i) engage with or be employed by a competing business, (ii) solicit the Company’s clients, or (iii) recruit the Company’s employees. Passive investment in less than 5% of a publicly traded competitor is permitted with written disclosure.

	Termination Notice	Either party may terminate by providing at least 3 months’ prior written notice before the end of the current term.

Ching Man Cheung, Chief Financial Officer	Term of Employment	3 years, automatically extends for a successive 3-year term unless terminated.

	Base Salary	HK$572,000 annually, inclusive of statutory welfare reserves, subject to annual review and adjustment.

	Bonus	Guaranteed Bonus HK$44,000, payable every October 7. Eligible for additional bonuses as determined by the Board.

	Equity Incentive Plan	Eligible to participate in any share incentive plan adopted by the Company, subject to the terms and conditions of such plan as determined by the Board.

	Other Benefits	Eligible to participate in the Company’s employee benefit plans, including retirement, health and life insurance, and travel/holiday plans.

	Duties and Responsibilities	Ms. Cheung shall be employed on a full-time basis and is expected to work the standard business hours of the Company, subject to any additional requirements necessary to fulfill her duties. She shall devote all of her working time, attention and skills to the performance of her duties at the Company. Her duties at the Company include all tasks assigned by the Board and/or CEO of the Company.

	Outside Roles	Ms. Cheung shall not, without the prior written consent of the Board, serve as an officer or member of the board of directors or advisory board (or the equivalent in the case of a non-corporate entity) of non-competing for-profit businesses and charitable organizations, provided, however, that such activities do not materially interfere, individually or in the aggregate, with the performance of her duties and responsibilities to the Company.

	Non-Compete and Non-Solicitation	During the term of employment and for one year thereafter, Ms. Cheung may not (i) be employed by or otherwise engage in any competing business, (ii) solicit the Company’s clients, or (iii) recruit the Company’s employees. Passive investment in less than 5% of a publicly traded competitor is permitted with written disclosure.

	Termination Notice	Either party may terminate by providing at least 1-month prior written notice before the end of the current term.

Agreements with independent directors

We have entered into director offer letters with each of our independent director, whose agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

Summary Compensation Table

The table below indicates the compensation we paid to our current and former directors in their capacity as directors for the fiscal years ended March 31, 2026, 2025, and 2024:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Kit Wong	2026	218,507	-	-	4,613	223,120
Chief Executive Officer and Chairman of the Board	2025	183,243	-	-	6,324	189,567
	2024	166,174	-	-	6,860	173,034

Ching Man Cheung	2026	71,503	14,053	-	2,307	87,863
Chief Financial Officer	2025	47,992	10,779	-	1,732	60,503
	2024	10,224	-	-	383	10,607

Shu Tai Victor Yu	2026	-	-	-	-	-
Independent Director and Chairman of Nominating Committee

Yin Jiang	2026	-	-	-	-	-
Independent Director and Chairman of Compensation Committee

Mei Cai(1)	-	-	-	-	-	-
Independent Director and Chairman of Audit Committee

Leut Ming Gung (2)	2026	-	-	-	-	-
Former Independent Director and Chairman of Compensation Committee

Josephine Yan Yeung (3)	2026	-	-	-	-	-
Former Independent Director and Chairman of Audit Committee

Matthew Mo Kan Tsui (4)	-	-	-	-	-	-
Former Independent Director and Chairman of Audit Committee

(1)	Ms. Mei Cai was appointed as an independent director, the chairman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective May 2, 2026.

(2)	Mr. Leut Ming Gung was appointed as an independent director, the chairman of the Compensation Committee, and a member of the Audit Committee and Nominating Committee, effective October 21, 2025. On December 23, 2025, Mr. Gung notified the Company of his resignation as an independent director, effective December 31, 2025.

(3)	Ms. Josephine Yan Yeung was appointed as an independent director, the chairman of the Audit Committee, and a member of the Compensation Committee and Nominating Committee, effective October 21, 2025. On March 27, 2026, Ms. Yeung notified the Company of her resignation as an independent director, effective March 27, 2026.

(4)	Mr. Matthew Mo Kan Tsui was appointed as an independent director, the chairman of the Audit Committee, and a member of the Compensation Committee and Nominating Committee, effective April 2, 2026. On April 27, 2026, Mr. Tsui notified the Company of her resignation as an independent director, effective April 27, 2026.

Clawback Policy adopted by the Board of Directors

The Board of Directors adopted an Executive Compensation Recovery Policy (the “Clawback Policy”), effective March 11, 2025, providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed as an exhibit to this annual report.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of four directors, including three independent directors, namely Ms. Mei Cai, Mr. Yin Jiang, and Mr. Shu Tai Victor Yu.

The directors will be up for re-election at our annual general meeting of shareholders.

A director who is interested in a transaction entered into or to be entered into by the Company may not (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, unless exceptional circumstances dictate that it is in the best interest of the Company that said director does any of the above actions.

Board Committees

We have established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating committee. We have also adopted a charter for each of the three committees. Copies of our committee charters are posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Ms. Mei Cai, Mr. Yin Jiang, and Mr. Shu Tai Victor Yu. Ms. Mei Cai is the chair of our audit committee. We have determined that Ms. Mei Cai, Mr. Yin Jiang, and Mr. Shu Tai Victor Yu satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board has also determined that Ms. Mei Cai qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Yin Jiang, Ms. Mei Cai, and Mr. Shu Tai Victor Yu. Mr. Yin Jiang is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee consists of Mr. Shu Tai Victor Yu, Mr. Yin Jiang, and Ms. Mei Cai. Mr. Shu Tai Victor Yu is the chair of our nominating committee. We have determined that Mr. Shu Tai Victor Yu, Mr. Yin Jiang, and Ms. Mei Cai satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under the BVI law, our Board of Directors has the powers necessary for managing, directing and supervising our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers; and

●	maintaining or registering a register of charges of the Company.

Under the BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may not vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A disclosure to all other directors that a director is a shareholder, director, officer or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may be sufficient disclosure of interest in relation to that transaction.

Terms of Directors and Officers

Our directors may be appointed by an resolution of shareholders or by a resolution of directors, and our Board of Directors may at any time appoint a director to fill a vacancy or as an addition to the board. Our Memorandum and Articles provide for a minimum of three and a maximum of twelve directors, and a director is not required to hold any shares as a qualification for office. A director is not subject to a fixed term and holds office, unless a term is specified in the resolution appointing him or her, until his or her earlier death, resignation or removal in accordance with our Memorandum and Articles.

A director may be removed (i) with or without cause, by a resolution of shareholders or by a written resolution passed by holders of at least 75% of the votes entitled to vote; or (ii) with cause, by a resolution passed by all of the directors other than the director being removed. A director may also resign by written notice to our company and must resign if he or she becomes disqualified from acting as a director under the BVI Act.

All of our officers are appointed by, and serve at the discretion of, our board of directors, which may remove any officer at any time with or without cause and fixes their remuneration.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD; and

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We do not plan to rely on home country practices and intend to comply with Nasdaq requirements with respect to our corporate governance.

Controlled Company Exception

We are eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

●	that a majority of its board of directors consists of independent directors;

●	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee composed solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

●	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As of the date of this annual report, our Controlling Shareholder, Kit Wong, owns 68.19% of our total issued and outstanding Class A Ordinary Shares, representing 68.19% of the total voting power. As a result, we are a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our controlling shareholder holds more than 50% of the voting power for the election of directors. Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. If we elected to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by a resolution of shareholders. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Code of Business Conduct and Ethics, Insider Trading Policy, and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

6.D. Employees

Employees

The following table sets forth a breakdown of our employees categorized by function as of March 31, 2026 and the date of this annual report:

	Number of Employees
Function	As of March 31, 2026	As of the Date of Annual Report
Management and Operations	7	7
Sales and Marketing	4	4
TCM practitioners and other professionals	18	17
Total	29	28

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of this annual report. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)		Voting Power(3)
	Number	Percentage	Number	Percentage	Percentage
Directors and Executive Officers(1):
Kit Wong	10,350,360	68.19%	—	—	68.19%
Ching Man Cheung	—	—	—	—	—
Shu Tai Victor Yu	—	—		—	—
Yin Jiang	—	—		—	—
Mei Cai	—	—		—	—
All directors and executive officers as a group (5 individuals):	10,350,360	68.19%	—	—	68.19%
5% or Greater Shareholders
Kit Wong	10,350,360	68.19%	—	—	68.19%

(1)	Except as indicated otherwise below, the business address of our directors and executive officers is Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

(2)

For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 15,178,000 Class A Ordinary Shares issued and outstanding as of the date of this annual report.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of the Company’s major shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements.”

As of March 31, 2026, the balance represented funds due to Ms. Wong for the payments made on behalf of the Company for the purchase of inventories and consumables. As of March 31, 2025, the balance represented funds due to Ms. Wong for the payments made on behalf of the Company for the purchase of inventories, consumables and listing expenses.

For the year ended March 31, 2026, we repaid Ms. Wong of US$875,130 which was being offset by the payment made by Ms. Wong of US$671,606 for the Company’s purchases and listing expenses on behalf of the Company. For the year ended March 31, 2025, Ms. Wong received US$184,118 proceeds from customers through payment platforms on behalf of the Company, and made US$1,202,010 payments for the Company’s purchases and listing expenses on behalf of the Company.

The Company does not have significant related party transactions incurred during the years ended March 31, 2026, 2025 and 2024 except for the following:

(i)	For the years ended March 31, 2026, 2025 and 2024, staff costs, commission and employee benefits paid to Ms. Wong Ting Ting were US$1,262, US$49,783 and US$30,674, respectively, and Ms. Liu Qiong were US$16,146, US$22,550 and US$16,116, respectively. Both Ms. Wong Ting Ting and Ms. Liu Qiong are employees of the Company.

(ii)	Remuneration to senior management for the years ended March 31, 2026, 2025 and 2024 were:

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Remuneration to senior management:
Salaries and other short-term employee benefits	218,507	183,243	166,174
Payments to defined contribution pension schemes	4,613	6,324	6,860
Total	223,120	189,567	173,034

(iii)	For the years ended March 31, 2026, 2025 and 2024, Water F (Worldwide Hong Kong) Company Limited paid certain salaries of the employees of the Company on behalf of the Company, which amounted to US$51,256, US$233,800 and nil, respectively.

(iv)	For the year ended March 31, 2026, 2025 and 2024, referral fee paid to Ms. Wong Ting Ting were US$12,814, nil and nil, respectively

For additional information, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. However, other than what has been disclosed in this annual report, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

On December 19, 2025, a putative class action litigation, styled as In re Charming Medical Securities Litigation, No. 1:25-cv-10535-JPO (S.D.N.Y), was filed in the United States District Court for the Southern District of New York against the Company and current and former officers and directors, as well as professional parties (collectively, the “Defendants”). The lead plaintiffs in the action are purported stockholders of the Company who allege that the Defendants made misstatements and omissions in connection with transactions in the Company’s securities during the period from October 21, 2025 through November 11, 2025, including with respect to the purported risk of manipulation of the stock of Chinese companies. On June 12, 2026, the lead plaintiffs filed an amended complaint asserting violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and seeking damages against the Company and the other Defendants. The Company intends to defend itself vigorously in the action; its response to the amended complaint is due on August 11, 2026.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For the potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Our Class A Ordinary Shares - We are subject to a securities class action suit and may be subject to additional lawsuits” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Operations - We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us” on pages 43 and 25, respectively.

Dividend Policy

We have not declared or paid any cash dividends on our Class A Ordinary Shares for the fiscal years ended March 31, 2026, 2025, and 2024. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors, subject to compliance with applicable BVI laws regarding solvency. Our Board of Directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiaries to us, and such other factors as our Board of Directors may deem relevant. In addition, our directors may, by a resolution of directors authorize a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of our Company’s assets will exceed its liabilities and our Company will be able to pay its debts as they fall due.

Subject to the BVI Act and our Memorandum and Articles, our Board of Directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our shareholders if our Board of Directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company relies on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “MCTA” since October 21, 2025. Trading in our Class A Ordinary Shares has been suspended since November 12, 2025.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

We are a BVI business company, incorporated under the BVI Act, on February 28, 2024 under the name “Charming Medical Limited,” with company number 2142973. Our affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands.

The Memorandum and Articles were adopted by a resolution of our shareholders passed on May 20, 2025 and were filed with the Registrar of Corporate Affairs in the BVI on May 27, 2025. A copy of the Memorandum and Articles as currently in effect is filed as Exhibit 1.1 to this Annual Report and is incorporated herein by reference.

The following is a summary of the material provisions of the Memorandum and Articles and of the BVI Act insofar as they relate to the material terms of our Class A Ordinary Shares. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles. A description of our Class A Ordinary Shares is also filed as Exhibit 2.1 to this Annual Report.

Except where otherwise indicated, the descriptions in this Item 10.B are given as of March 31, 2026 and do not give effect to the surrender and cancellation of the Class B Ordinary Shares described immediately below.

On July 21, 2026, Ms. Kit Wong, our Chief Executive Officer and Chairman of the Board, irrevocably undertook to surrender to us, unconditionally and for no consideration, all 2,000,000 Class B Ordinary Shares, held by her, representing all of the issued and outstanding Class B Ordinary Shares. Pursuant to that undertaking, Ms. Wong has delivered to the Company a written notice of surrender in respect of all such Class B Ordinary Shares, in accordance with the Company's Memorandum and Articles and the BVI Act. The surrendered Class B Ordinary Shares will be cancelled, and the cancellation reflected in the Company's register of members, upon completion of the applicable procedures.

Upon completion of the surrender and cancellation, no Class B Ordinary Shares will remain outstanding, and each Class A Ordinary Share will carry one (1) vote on all matters submitted to a vote of shareholders. Immediately following such cancellation, we expect to have 15,178,000 Class A Ordinary Shares issued and outstanding, of which Ms. Wong would hold 10,350,360 Class A Ordinary Shares, representing approximately 68.19% of our issued and outstanding shares and of our aggregate voting power. We further intend to convene a meeting of our shareholders to approve amendments to the Memorandum and Articles to abolish the dual-class share structure in its entirety, which amendments had not been approved by our shareholders as of the date of this Annual Report.

The following are summaries of material provisions of our Memorandum and Articles and the BVI Act as they relate to the material terms of our Class A Ordinary Shares.

Our Second Amended and Restated Memorandum and Articles of Association

Directors

Under the Memorandum and Articles, the minimum number of directors is three and the maximum is twelve. For so long as our Class A Ordinary Shares are listed or quoted on the Nasdaq Stock Market (“Nasdaq”) or any other Designated Stock Exchange (as defined in the Memorandum and Articles), our board of directors must include at least such number of independent directors as the applicable laws, rules or regulations of Nasdaq or such other Designated Stock Exchange require, as determined by the directors. A director may be appointed by resolution of shareholders or by resolution of directors, whether to fill a vacancy or as an addition to the existing directors, and a director so appointed by the directors has the same rights, powers and term as if elected by the shareholders. Each director holds office for the term, if any, specified in the resolution appointing him, or, if no term is specified, until his earlier death, resignation or removal. A director is not required to hold any shares as a qualification for office.

Under the BVI Act, a director who is interested in a transaction entered into or to be entered into by us must disclose that interest to all other directors promptly upon becoming aware of it. The Memorandum and Articles require that a director of our Company who is interested in a transaction entered into or to be entered into by us may not vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises or be included among the directors present at the meeting for the purposes of a quorum, or sign a document on our behalf or do any other thing in his capacity as a director that relates to the transaction, unless exceptional circumstances dictate that it is in the best interests of the Company that the director do so. A transaction entered into by our Company in respect of which a director is interested is voidable by us unless the director’s interest was (a) disclosed to the board of directors prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the Company and (ii) entered into or to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. Notwithstanding the foregoing, a transaction is not voidable if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders, or (b) the Company received fair value for the transaction.

The directors may, by resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

Our business and affairs are managed by, or under the direction or supervision of, our board of directors, which may exercise all of our powers, including the power to borrow money and to mortgage or charge our undertaking, property and uncalled capital, without any requirement for approval by our shareholders.

A director may be removed from office (a) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director, or by a written resolution passed by at least seventy-five per cent (75%) of the votes of the shares of the Company entitled to vote; or (b) with cause, by a resolution of directors passed by all of the directors other than the director being removed, at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. A director may resign his office by giving written notice of his resignation to the Company, effective on the date the notice is received or on such later date as may be specified in the notice, and must resign forthwith if he is, or becomes, disqualified from acting as a director under the BVI Act.

Our directors may meet at such times and in such manner and places, within or outside the BVI, as the directors consider necessary or desirable. A director shall be given not less than five (5) days’ notice of a meeting of directors, but a meeting held without such notice is valid if all the directors entitled to vote at the meeting who do not attend waive notice, and for this purpose the presence of a director at a meeting constitutes waiver by that director. A meeting of directors is duly constituted if, at the commencement of the meeting, there are present in person or by alternate not less than one-half of the total number of directors, subject to a minimum of two (2). A director is deemed to be present if he participates by telephone or other electronic means and all directors participating are able to hear each other. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all directors, without the need for any notice.

Ordinary Shares

We are authorized to issue a maximum of 75,000,000 shares with a par value of US$0.0001 each, divided into 60,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares. As of March 31, 2026, there were 15,178,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when the name of the holder is entered in our register of members. We may not issue shares to bearer. Our Class A Ordinary Shares may be held in either certificated or uncertificated form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Ordinary Shares.

Each Ordinary Share confers upon the shareholder:

●	the right to attend any meeting of shareholders;

●	the right to an equal share in any dividend paid by the Company against each other Ordinary Share;

●	the right to an equal share in the distribution of the surplus assets of the Company against each other Ordinary Share; and

●	such other rights and entitlements as may be specified in the Memorandum and Articles.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time after issuance, without the payment of additional consideration. Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. Holders of our Class A Ordinary Shares have no pre-emptive rights, subscription rights or similar rights to subscribe for or purchase any of our securities under the BVI Act or the Memorandum and Articles, and there are no sinking fund provisions applicable to the Ordinary Shares.

On a liquidation, winding up or other return of assets of the Company to shareholders, the assets available for distribution are distributed among the holders of the Ordinary Shares on a pro rata basis, the Class A Ordinary Shares and the Class B Ordinary Shares ranking pari passu in this respect.

Subject to the BVI Act and the Memorandum and Articles, and without prejudice to any rights attached to any existing shares, shares in our Company may be issued, and options, warrants or convertible securities to acquire shares in our Company may be granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Voting Rights

The holders of the Class A Ordinary Shares are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Class B Ordinary Shares are entitled to twenty (20) votes for each share held on all matters submitted to a vote of shareholders. The holders of our Class A Ordinary Shares and Class B Ordinary Shares generally vote together as a single class on all matters submitted to a vote of our shareholders, unless otherwise required by the law of the BVI or the Memorandum and Articles.

Our directors do not stand for re-election at staggered intervals. There are no prohibitions in relation to cumulative voting under the laws of the BVI, but the Memorandum and Articles do not provide for cumulative voting.

Dividends

We have not paid any cash dividends on our shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings. Under the BVI law and the Memorandum and Articles, we may only pay a dividend or make a distribution to our shareholders if, following such dividend or distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. Dividends may be paid in money, shares or other property. A dividend that remains unclaimed for a period of three (3) years after having been declared may, by resolution of directors, be forfeited for the benefit of the Company.

Redemption, Purchase and Forfeiture of Shares

Subject to the BVI Act and, where applicable, the rules of Nasdaq and any competent regulatory authority, we may purchase, redeem or otherwise acquire and hold our own Ordinary Shares. We may not do so unless (i) the shareholders whose Ordinary Shares are to be purchased, redeemed or otherwise acquired have consented, (ii) the Ordinary Shares were issued on terms that they are subject to redemption without the consent of the holder, or (iii) the redemption is effected pursuant to Section 176 of the BVI Act. Any purchase, redemption or other acquisition of our Ordinary Shares shall require the approval of a resolution of directors. We may also acquire our own fully paid Ordinary Shares for no consideration by way of surrender of those shares, evidenced in writing and signed by the holder. Ordinary Shares that we purchase, redeem or otherwise acquire may be cancelled or held as treasury shares.

Ordinary Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in the Memorandum and Articles. For this purpose, Ordinary Shares issued for a promissory note, other written obligation to contribute money or property, or a contract for future services are deemed not to be fully paid. If a shareholder fails to pay any call, the directors may serve a written notice of call specifying a further date, not earlier than the expiration of fourteen (14) days from the date of service of the notice, on or before which payment is to be made, and stating that the Ordinary Shares in respect of which the call was made will be liable to be forfeited in the event of non-payment. If the notice is not complied with, the directors may, at any time before tender of the payment required by the notice, forfeit and cancel the Ordinary Shares to which the notice relates. We are under no obligation to refund any moneys to the shareholder whose Ordinary Shares have been so cancelled, and that shareholder is discharged from any further obligation to us. Because all of our issued and outstanding Ordinary Shares are fully paid, holders of our Ordinary Shares are not liable to further capital calls by the Company.

Register of Members and Transfer of Shares

Under the BVI Act, the shares are deemed to be issued when the name of the shareholder is entered in the register of members. Our register of members is maintained by our transfer agent, Transhare Corporation, and the Company’s registered agent. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI courts for an order that the register be rectified. The court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.

Subject to the restrictions in the Memorandum and Articles and applicable securities laws, any of our shareholders may transfer all or any of his Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument shall also be signed by the transferee if registration as a holder of the share would impose a liability on the transferee. On receipt of an instrument of transfer, we shall enter the name and address of the transferee in our register of members unless our board of directors resolves to refuse or delay the registration of the transfer, for reasons that shall be specified in the resolution. Our board may pass such a resolution only where it reasonably determines that it is in our best interest to do so, including where the transferor has failed to pay an amount due in respect of the relevant shares. Our directors may not resolve to refuse or delay the transfer of a share made pursuant to the enforcement of a valid security interest created over that share.

Meetings of Shareholders

Our directors, acting collectively by resolution of directors, may convene meetings of shareholders at such times and in such manner and places, within or outside the BVI, as the directors consider necessary or desirable. The directors must call at least one meeting of shareholders in each calendar year, which is designated as the annual general meeting. Our directors shall also convene a meeting of shareholders upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested.

The director convening a meeting must give not less than seven (7) calendar days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of members on the date the notice is given and who are entitled to vote at the meeting, and to the other directors. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety per cent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and for this purpose the presence of a shareholder at the meeting constitutes waiver in relation to all the shares which that shareholder holds.

A shareholder whose name appears in the register of members on the date the notice of the meeting is given, and who is entitled to vote at the meeting, is entitled to attend the meeting in person or by proxy. Any shareholder who is not an individual may, by resolution of its directors or other governing body, authorize any individual it thinks fit to act as its representative at any meeting of shareholders, and the duly authorized representative is entitled to exercise the same rights on behalf of the shareholder it represents as that shareholder could exercise if it were an individual.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. Subject to that requirement, a quorum may comprise a single shareholder or proxy, and that person may pass a resolution of shareholders. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, will be dissolved; in any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held, at the same time and place or to such other time and place as the directors may determine. If at the adjourned meeting there are present, within one hour from the time appointed for the meeting, in person or by proxy, not less than one-third of the votes of the shares (or each class or series of shares) entitled to vote on the matters to be considered at the meeting, those present will constitute a quorum; otherwise the meeting will be dissolved.

At each meeting of the shareholders of our Company, on a poll, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share which such shareholder holds. The chairman of the meeting is responsible for deciding, in such manner as he considers appropriate, whether any resolution proposed has been carried or not, and the result of his decision is announced to the meeting and recorded in the minutes. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll, any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may, immediately following such announcement, demand that a poll be taken, and the chairman shall cause a poll to be taken.

An action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders consented to in writing, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders, and where the counterparts bear different dates the resolution takes effect on the earliest date upon which eligible persons holding a sufficient number of votes to constitute a resolution of shareholders have consented by signed counterpart.

Changes to the Rights of Shareholders

The rights conferred upon the holders of the shares of any class may only be varied, whether or not the Company is in liquidation or being wound up, with the consent in writing of the holders of fifty per cent (50%) the issued shares of that class, or by a resolution approved at a duly convened and constituted meeting of the holders of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted. The rights conferred upon the holders of the shares of any class are not, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed to be varied by the creation or issue of further shares ranking pari passu with, or equally with, the existing shares of that class. These conditions are not more significant than is required by the BVI Act.

Limitations on the Right to Own Shares

There are no limitations under the laws of the BVI or imposed by the Memorandum and Articles on the rights of non-resident or foreign shareholders to hold our shares or to exercise the voting rights attaching to our shares.

Anti-Takeover Provisions in Our Memorandum and Articles

Certain provisions of the Memorandum and Articles may discourage, delay or prevent a change in control of our Company or in our management that shareholders may consider favorable.

We have adopted a dual-class share structure under which each Class B Ordinary Share entitles its holder to twenty (20) votes and each Class A Ordinary Share entitles its holder to one (1) vote. This structure concentrated voting control in the holder of the Class B Ordinary Shares, who was able to exercise voting control over matters submitted to a vote of shareholders, including the election and removal of directors and the approval of significant corporate transactions, notwithstanding that she held substantially less than a majority of our issued and outstanding Ordinary Shares. All of the Class B Ordinary Shares have since been surrendered and cancelled, as described above, but the Class B Ordinary Shares remain authorized under the Memorandum and Articles until the proposed amendments are approved by our shareholders. Until then, our board of directors may issue Class B Ordinary Shares carrying twenty (20) votes each without any further vote or action by our shareholders, subject to the Nasdaq listing rules described below.

More generally, under the Memorandum and Articles, our board of directors may issue shares, and rights, options, warrants or convertible securities or securities of similar nature conferring the right to subscribe for, purchase or receive shares in our Company, with or without preferred, deferred or other rights or restrictions, at such times, to such persons and on such terms as the directors determine, including issuances that could result in, or that could discourage, delay or prevent, a change in control, in each case without any further vote or action by our shareholders. Following our election to comply with the Nasdaq corporate governance requirements applicable to U.S. domestic issuers with effect from July 21, 2026, issuances of securities that would result in a change of control of the Company will require shareholder approval under Nasdaq Listing Rule 5635(b), and other issuances may require shareholder approval under Nasdaq Listing Rule 5635.

In addition, a director may be removed by the board only with cause and only by a resolution of directors passed by all of the directors other than the director being removed, which may make it more difficult to effect a change in the composition of our board of directors.

Under the BVI law and pursuant to the Memorandum and Articles, our directors may only exercise their powers for a proper purpose and must act honestly and in good faith in what they believe to be the best interests of the Company.

Ownership Threshold

There are no provisions under the BVI Act or in the Memorandum and Articles that govern the ownership threshold above which shareholder ownership must be disclosed. Holders of our Class A Ordinary Shares may, however, be subject to the beneficial ownership reporting requirements of Sections 13(d) and 13(g) of the Exchange Act and the rules thereunder.

Inspection of Books and Records

Under the BVI Act, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) the Memorandum and Articles, (ii) the register of members, (iii) the register of directors and (iv) the minutes of meetings and resolutions of shareholders, and to make copies of and take extracts from those documents and records. However, our directors may refuse access if they are satisfied that allowing it would be contrary to our interests. In addition, no shareholder who is not a director has any right to inspect any account, book or document of the Company except as provided by the BVI Act or as authorized by our directors.

Changes in Maximum number of Authorized Shares

The maximum number of shares that we are authorized to issue may be changed by resolution of shareholders amending our memorandum and articles of association.

Anti-Money Laundering

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exception applies under the Anti-Money Laundering Regulations (as revised) of the BVI, as amended and revised from time to time, or any other applicable law. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the BVI Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is Transhare Corporation, with its offices located at Bayside Center 1, 17755 North US Highway 19, Suite No. 140, Clearwater, FL 33764.

Listing

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “MCTA” since October 21, 2025. Trading in our Class A Ordinary Shares has been suspended since November 12, 2025.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies, each a “constituent company,” may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which, other than in the case of a merger between a parent company and its subsidiary, must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association of the company, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within twenty (20) days immediately following the date of the shareholders’ approval. These shareholders then have twenty (20) days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the twenty (20) days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven (7) days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty (30) days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty (30) days, then the company and the shareholder shall, within twenty (20) days immediately following the expiration of the thirty (30)-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under the DGCL, a merger generally requires the approval of the board of directors and the holders of a majority of the outstanding shares entitled to vote, and appraisal rights are available to dissenting stockholders in specified circumstances under Section 262 of the DGCL.

Disposition of Assets

Unlike most U.S. jurisdictions, the directors of a BVI company may, subject in certain cases to court approval but without the approval of shareholders, implement the sale, transfer, exchange or other disposition of any of the company’s assets, property, part of its business or securities, except that the approval of shareholders is required for a disposition of more than fifty per cent (50%) in value of the company’s total assets.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of the BVI law. These are summarized below.

Restraining orders. Pursuant to Section 184B of the BVI Act, if a company or a director of a company engages in, proposes to engage in, or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in, that conduct.

Prejudiced members. Pursuant to Section 184I of the BVI Act, a shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or that any act or acts of the company have been, or are likely to be, oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI, inter alia, for an order that his shares be acquired, that he be provided compensation, that the court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or the Memorandum and Articles be set aside.

Derivative actions. Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up. In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Voidable transactions. If we are deemed insolvent for the purposes of the BVI Insolvency Act, Revised Edition 2020 (the “BVI Insolvency Act”) (that is, (1) we fail to comply with the requirements of a statutory demand that has not been set aside under Section 157 of the BVI Insolvency Act; (2) execution or other process issued on a judgment, decree or order of a BVI court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (3) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), there are limited circumstances in which prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the BVI Insolvency Act. A voidable transaction would include, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” A liquidator appointed over an insolvent company who considers that a particular transaction or payment is a voidable transaction under the BVI Insolvency Act could apply to the BVI courts for an order setting aside that payment or transaction in whole or in part.

Under the DGCL, class actions and derivative actions generally are available to shareholders for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers and Limitation of Liability

The BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as for purporting to provide indemnification against civil fraud or the consequences of committing a crime.

Under the Memorandum and Articles, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Expenses, including legal fees, incurred by a director or former director in defending any legal, administrative or investigative proceedings may be paid by us in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or former director to repay the amount if it is ultimately determined that he is not entitled to be indemnified by us. If a person to whom the indemnity applies has been successful in defense of any such proceedings, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings. We may purchase and maintain insurance in relation to any person who is or was our director, officer or liquidator, or who at our request is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not we have or would have had the power to indemnify the person against the liability.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation. Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under the BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, a director is required to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure that neither they nor the company acts in a manner which contravenes the BVI Act or the Memorandum and Articles. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Duties of Controlling Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally owe certain fiduciary responsibilities to the minority shareholders, and corporate actions taken by majority and controlling shareholders that are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void. The BVI law imposes no directly comparable general duty on a controlling shareholder, although the statutory remedies described under “Shareholders’ Suits” above may be available. As a result, minority shareholders may have less protection for their rights under the BVI law than they would have under the laws of most U.S. jurisdictions.

Shareholder Action by Written Consent

The BVI law and the Memorandum and Articles provide that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting, provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. See “Our Second Amended and Restated Memorandum and Articles of Association - Meetings of Shareholders” above.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder Proposals

The BVI law and the Memorandum and Articles provide that shareholders holding thirty per cent (30%) or more of the voting rights entitled to vote on any matter for which a meeting is to be convened may request that the directors requisition a meeting of shareholders. Although the BVI law does not itself require a company to hold annual general meetings of shareholders, under the Memorandum and Articles our directors are required to call at least one meeting of shareholders in each calendar year, which is designated as the annual general meeting. The location of any meeting of shareholders can be determined by the board of directors and can be held anywhere in the world.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI, but the Memorandum and Articles do not provide for cumulative voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all of the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Memorandum and Articles, a director of our Company may be removed from office (a) with or without cause, by a resolution of shareholders passed at a meeting of shareholders of our Company called for the purpose of removing the director or for purposes including the removal of the director, or by a written resolution passed by at least seventy-five per cent (75%) of the votes of the shares of our Company entitled to vote, or (b) with cause, by a resolution of directors passed by all of the directors other than the director being removed, at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with Interested Shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three (3) years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned fifteen per cent (15%) or more of the target’s outstanding voting shares within the past three (3) years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The BVI law has no comparable statute, and the Memorandum and Articles do not expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Memorandum and Articles and subject to the BVI Act, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by a resolution of directors of our Company, provided that the directors make the declaration of solvency required by the BVI Act to the effect that we are able to pay our debts as they fall due and that the value of our assets equals or exceeds our liabilities.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding one hundred per cent (100%) of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Variation of Rights of Shares

Under the BVI law and the Memorandum and Articles, the rights conferred upon the holders of the shares of any class may only be varied as described under “Our Second Amended and Restated Memorandum and Articles of Association - Changes to the Rights of Shareholders” above.

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Amendment of Governing Documents

As permitted by the BVI law, the Memorandum and Articles may be amended by a resolution of our shareholders or, subject to certain exceptions, by a resolution of directors, in each case without any requirement for a special or supermajority vote. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Inspection of Corporate Records

Under the BVI law, a shareholder is entitled, on giving written notice, to inspect the memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of shareholders, in each case subject to the right of the directors to refuse inspection where they are satisfied that the inspection would be contrary to the interests of the company.

Under the DGCL, a shareholder of a Delaware corporation has the right, for any proper purpose, to inspect the corporation’s stock ledger, list of shareholders and other books and records.

10.C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange Controls

The British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” or “PFIC” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules”.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Dividends

Subject to the Passive Foreign Investment Company rules (“PFIC rules”) discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we were not a PFIC for U.S. federal income tax purposes for the taxable year ended March 31, 2026, and do not presently expect to be or become a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year that cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Class A Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Class A Ordinary Shares are not required to be registered in Hong Kong, given that the books for the transfer of Class A Ordinary Shares are located in the United States. The transfer of Class A Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI, with all our operations conducted and all revenue generated by our Operating Subsidiaries in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries are subject to the Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor do these law and regulations have any impact on our business or operations.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises,” which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Neither Bulletin 37 nor Bulletin 7 applies to transactions involving the sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange, provided that such investors are not otherwise subject to registration or other obligations under Bulletin 37 or Bulletin 7 in connection with the original acquisition of or investment in such shares.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiaries in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to the Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

BVI Taxation

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Issuer or its security holders who are not tax resident in the BVI.

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the BVI save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the BVI on transfer of shares of BVI companies incorporated or registered under the BVI Act, except for those which hold interests in land in the BVI. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

The BVI, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union regarding offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act (As Revised) (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for BVI tax resident companies which are engaged in certain “relevant activities”. However, it is anticipated that the Company as a “purely equity holding equity” will only be subject to more limited substance requirements.

10.F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by Experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and certificates of deposit and accounts receivable.

Bank balances and certificates of deposit

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,041) if the bank with which an individual/a company holds its eligible deposit fails. As of March 31, 2026, cash and cash equivalents balance of US$4,699,273 were maintained at financial institutions in Hong Kong and approximately US$3,840,578 was not insured by the Hong Kong Deposit Protection Board.

Accounts and other receivables

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts and other receivables are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally does not require collateral or other securities from its customers. The Company periodically evaluates the creditworthiness of an existing customer in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the customer’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as of March 31, 2026 and 2025 are aged within one year and fully collected at of report date, minimum credit risk was noted for accounts receivable. While other receivables are collected based on expected time with appropriate collection without any overdue balances as of March 31, 2026 and 2025, minimum credit risk was noted for other receivables.

Customer concentration risk

For the years ended March 31, 2026, 2025, and 2024 no customer accounts for more than 10% of our total revenue, respectively.

As of March 31, 2026, 2025, and 2024, no customer accounts for more than 10% of the total balance of accounts receivable.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings, cash and cash equivalents, certificates of deposit and trading securities. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We will continue to focus on improving operational efficiency and reducing costs so as to meet our financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults, dividend arrearages or delinquencies.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-287258) (the “Registration Statement”) for our IPO, which was declared effective by the SEC on September 30, 2025. On October 22, 2025, we completed our IPO in which we issued and sold an aggregate of 1,600,000 Class A Ordinary Shares, at a price of $4.00 per share for total gross proceeds of $6.4 million, before deducting underwriting discounts and other related expenses. On October 28, 2025, the Company also issued and sold an additional 240,000 Class A Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $0.96 million, before deducting underwriting discounts and offering expenses. US Tiger Securities, Inc. was the sole book-runner with respect to the IPO.

We incurred a total of approximately $2.5 million in expenses in connection with our IPO. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of US$6.5 million from our initial public offering and the underwriters’ exercise of over-allotment option. For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to March 31, 2026, we had not applied any of the net proceeds from our initial public offering toward the uses described in the Registration Statement. Instead, in order to earn a short-term return on funds that were temporarily idle pending their deployment, we invested US$1.3 million of the net proceeds in a short-term investment in a private investment fund. We have not committed any of the net proceeds to any long-term application. The fund has no fixed maturity date, and our investment is redeemable in accordance with the fund’s terms, so that the net proceeds remain recoverable and will be applied to the purposes described in the Registration Statement. There is no material change in the use of proceeds as described in the Registration Statement, and we still intend to use the net proceeds from our initial public offering for the purposes disclosed in the Registration Statement.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our CEO and CFO concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2026, 2025, and 2024.

The material weaknesses identified related to: (1) our lack of resources and personnel possessing expertise in financial reporting and accounting with U.S GAAP and the SEC reporting experiences to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security. Notwithstanding such material weakness, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

To remediate our identified material weaknesses, we have established an audit committee and plan to adopt additional measures to improve our internal control over financial reporting, including (i) engaging qualified and experienced financial and accounting advisory team and relevant staff with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting to strengthen our financial reporting function; (ii) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance; (iii) our CFO will receive additional training in U.S. GAAP through self-study and webinar courses and begin to periodically review major accounting literature updates; and (iv) we will conduct regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information - D. Risk Factors - Risks Relating to our Business and Operations.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Mei Cai, Mr. Yin Jiang, and Mr. Shu Tai Victor Yu. Ms. Mei Cai is the chair of our audit committee. Ms. Cai, Mr. Jiang, and Mr. Yu each satisfy the “independence” requirements of Rule 5605 of the Nasdaq corporate governance rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our board of directors has determined that Ms. Mei Cai qualifies as an “audit committee financial expert” as defined in the applicable SEC rules and is “independent” under the applicable Nasdaq listing standards and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our current auditor, WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended March 31,
Services	2026	2025	2024
	US$	US$	US$
Audit Fees(1) – WWC, P.C.	405,867	61,739	249,998
Total	405,867	61,739	249,998

Note:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently do not rely on any home country practices and follow the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders. For details, please see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Class A Ordinary Shares” beginning on page 12.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company maintains a relatively simple IT environment that supports its core operational and communications needs. Internal workflows and scheduling are managed using widely adopted office productivity tools, and the Company communicates with customers and suppliers primarily via email and telephone. The Company also operates its own domain for business communications. While the Company has not yet implemented a formal cybersecurity risk management program, it takes reasonable measures to safeguard its digital assets and information. These include the use of licensed antivirus software, built-in security features of operating systems and email platforms, and general IT hygiene practices such as password protection and limited access controls.

As of the date of this annual report, the Company has not identified any material cybersecurity incidents, nor has it experienced any known breaches that have had an impact on its business, operations, or financial condition. However, the Company recognizes that, as its operations grow and potentially become more reliant on digital systems, the need for a more formal cybersecurity risk management framework may increase.

Governance

Our Board of Directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Our Board of Directors focuses on determining and reviewing our general risk management policies and strategy, identifying any significant risk that we may face, and overseeing the implementation of risk mitigation strategies, while the management is responsible for day-to-day risk management processes. We have currently adopted an offline store management system, coupled with stable and reliable software and hardware solutions for our payment and appointment management.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
2.1*	Description of Securities
4.1	Employment Agreement by and between the Registrant and Kit Wong (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
4.2	Employment Agreement by and between the Registrant and Ching Man Cheung (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
4.3	Form of the Independent Director Offer Letter (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
4.4	English Translation of Form of Franchise Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-287258), as amended, initially filed with the U.S. Securities and Exchange Commission on May 14, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Charming Medical Limited

By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Date: July 30, 2026

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Charming Medical Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Charming Medical Limited and its subsidiaries\ (collectively the “Company”) as of March 31, 2026 and 2025 and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

July 28, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND 2025

	As of March 31,
	2026	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4,699,273	816,771
Certificates of deposit	—	1,441,099
Investment in funds	1,326,000	—
Trading securities	511,126	503,453
Accounts receivable, net	201,477	395,901
Deposits, prepayments and other receivables, net	1,411,098	183,190
Inventories, net	25,623	26,797
Total current assets	8,174,597	3,367,211
Non-current assets:
Property and equipment, net	606,901	500,053
Right-of-use assets, net	724,119	710,542
Deposits and prepayments	354,019	128,290
Deferred tax asset, net	9,031	77,293
Deferred offering costs	—	572,352
Total non-current assets	1,694,070	1,988,530
TOTAL ASSETS	9,868,667	5,355,741

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables, accruals and other payables	415,302	246,464
Contract liabilities	3,047,584	3,463,453
Bank borrowings	185,799	314,226
Operating lease liabilities	366,660	474,739
Finance lease liabilities	—	13,641
Tax payables	307,368	221,339
Amount due to a director	9,435	214,603
Total current liabilities	4,332,148	4,948,465
Non-current liabilities:
Operating lease liabilities	355,557	257,841
Finance lease liabilities	—	100,192
Total non-current liabilities	355,557	358,033
TOTAL LIABILITIES	4,687,705	5,306,498

Commitments and contingencies (Note 15)

Shareholders’ equity
Class B Ordinary shares, US$0.0001 par value, 15,000,000 shares authorized, and 2,000,000 shares issued and outstanding as of March 31, 2026 and 2025	200	200
Class A Ordinary shares, US$0.0001 par value, 60,000,000 shares authorized, and 15,178,000 and 13,338,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively	1,518	1,334
Additional paid-in capital	5,097,241	312,880
Subscription receivables	—	(381,043)
Retained earnings	96,793	119,441
Accumulated other comprehensive loss	(14,790)	(3,569)
Total shareholders’ equity	5,180,962	49,243
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,868,667	5,355,741

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
REVENUES
Beauty, wellness and postpartum services	4,508,504	5,967,277	5,813,814
Sales of products	163,380	207,766	88,992
Franchise	135,829	46,708	—
Consultancy services	—	—	112,569
TOTAL REVENUES	4,807,713	6,221,751	6,015,375

OPERATING COST AND EXPENSES
Cost of sales of products	35,221	15,514	11,294
Advertising and promotion expenses	803,483	999,354	859,473
Staff costs and employee benefits	1,623,759	1,839,746	1,930,900
Rental and building management expenses	551,442	711,716	848,691
Professional expenses	782,448	173,106	260,224
Depreciation	216,074	263,454	391,704
Bank charges	137,746	210,688	163,710
Consumables	139,831	186,103	159,195
Other general and administrative expenses	546,946	433,132	381,336
TOTAL OPERATING EXPENSES	4,836,950	4,832,813	5,006,527
(LOSS) INCOME FROM OPERATIONS	(29,237)	1,388,938	1,008,848

OTHER INCOME (EXPENSE)
Interest income	72,651	64,136	19,513
Interest expense	(15,799)	(20,874)	(26,051)
Unrealized gain from investments, net	22,621	2,621	—
Realized gain from investments	12,103	—	—
Government subsidies	20,364	15,486	1,398
Other income (expense)	50,763	(15,140)	(214)
TOTAL OTHER INCOME (EXPENSE), NET	162,703	46,229	(5,354)

INCOME BEFORE INCOME TAX	133,466	1,435,167	1,003,494
INCOME TAX EXPENSES	156,114	236,082	181,751
NET (LOSS) INCOME	(22,648)	1,199,085	821,743
Less: Net income attributable to non-controlling interests	—	—	(43,932)
Net (loss) income attributable to the shareholders of the Company	(22,648)	1,199,085	777,811

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment, attributable to
The shareholders of the Company	(11,221)	(3,774)	(3,718)
Non-controlling interests	—	—	(348)
TOTAL OTHER COMPREHENSIVE LOSS	(11,221)	(3,774)	(4,066)
TOTAL COMPREHENSIVE (LOSS) INCOME	(33,869)	1,195,311	817,677

(LOSS) EARNINGS PER SHARE
Basic and diluted	(0.00)	0.08	0.05
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	16,150,055	15,338,000	15,338,000

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Ordinary shares						(Accumulated	Accumulated other	Total (deficit) equity attributable		Total
	Class B No. of shares	Amount	Class A No. of shares	Amount	Additional paid-in capital	Subscription receivable	losses) retained earnings	comprehensive income (loss)	to owners of the Company	Non- controlling Interests	shareholders’ (deficit) equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$
BALANCE, April 1, 2023	2,000,000	200	13,338,000	1,334	379,509	(381,043)	(1,162,533)	3,923	(1,158,610)	(110,213)	(1,268,823)
Net income	—	—	—	—	—	—	777,811	—	777,811	43,932	821,743
Dividends declared	—	—	—	—	—	—	(694,922)	—	(694,922)	—	(694,922)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,718)	(3,718)	(348)	(4,066)
BALANCE, March 31, 2024	2,000,000	200	13,338,000	1,334	379,509	(381,043)	(1,079,644)	205	(1,079,439)	(66,629)	(1,146,068)
Acquisition of non-controlling interests					(66,629)		—		(66,629)	66,629	—
Net income	—	—	—	—	—	—	1,199,085	—	1,199,085	—	1,199,085
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,774)	(3,774)	—	(3,774)
BALANCE, March 31, 2025	2,000,000	200	13,338,000	1,334	312,880	(381,043)	119,441	(3,569)	49,243	—	49,243
Proceed from shareholders for settlement of subscription receivables	—	—	—	—	—	381,043	—	—	381,043	—	381,043
Issue of shares pursuant to IPO, net of offering costs (Note 11)	—	—	1,840,000	184	4,784,361	—	—	—	4,784,545	—	4,784,545
Net loss	—	—	—	—	—	—	(22,648)	—	(22,648)	—	(22,648)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(11,221)	(11,221)	—	(11,221)
BALANCE, March 31, 2026	2,000,000	200	15,178,000	1,518	5,097,241	—	96,793	(14,790)	5,180,962	—	5,180,962

The accompanying notes are an integral part of these consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(22,648)	1,199,085	821,743
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation	216,074	263,454	391,704
Gain on disposal of property and equipment	(11,796)	—	—
Non-cash portion of operating lease expenses	(23,882)	(8,266)	(37,446)
Unrealized gain from investments, net	(22,621)	(2,621)	—
Deferred income taxes	67,983	134,873	62,477
Changes in operating assets and liabilities
Accounts receivable	194,424	(44,287)	(164,976)
Deposits, other receivables and prepayments	(1,453,637)	42,075	(39,266)
Inventories	1,174	1,354	38,181
Trade payables, accruals and other payables	168,838	(204,686)	210,275
Contract liabilities	(415,869)	(1,057,178)	(1,106,517)
Tax payables	86,029	102,085	119,254
Net cash (used in) provided by operating activities	(1,215,931)	425,888	295,429

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(339,560)	(287,527)	(210,598)
Proceeds from disposal of property and equipment	30,498	—	—
Investment in certificates of deposit	1,441,099	(1,441,099)	—
Investment in funds	(1,300,000)	—	—
Investment in trading securities	(11,052)	(500,832)	—
Net cash used in investing activities	(179,015)	(2,229,458)	(210,598)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of offering costs related to IPO	(1,176,763)	(545,518)	(26,834)
Proceeds from issuance of shares pursuant to IPO from underwriters	6,533,660	—	—
Proceeds from finance lease	—	205,866	38,341
Repayment for finance lease	(113,833)	(26,154)	(5,311)
Repayment for bank borrowings	(128,427)	(130,783)	(148,881)
Advance from a director	671,606	1,202,010	1,536,906
Repayment to a director	(875,130)	(184,118)	(1,294,076)
Proceeds from settlement of subscription receivables	381,043	—	—
Net cash provided by financing activities	5,292,156	521,303	100,145
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,897,210	(1,282,267)	184,976
NET OF EXCHANGE RATE CHANGES	(14,708)	(4,617)	(10,513)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	816,771	2,103,655	1,929,192
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,699,273	816,771	2,103,655

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	72,651	64,136	19,513
Interest paid	(15,799)	(20,874)	(26,051)

NON-CASH FINANCING ACTIVITIES:
Initial recognition of lease obligations related to right-of-use assets	595,664	780,943	—
Acquisition of non-controlling interests	—	66,629	—
Dividend declared to offset with amount due from a director	—	—	694,922

The accompanying notes are an integral part of these consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Business

Charming Medical Limited (“Charming”) is a holding company with limited liability incorporated as a BVI business company under the laws of British Virgin Islands (“BVI”) on February 28, 2024. The Company’s registered office is located at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110 and its principal place of business situated at Suite 1803-06, 18/F., Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Company” or “Group”) principally engage in the provision of beauty, wellness and postpartum services in Hong Kong with a focus on utilizing traditional Chinese medicines approaches in addressing women’s health issues. The Company provides various of beauty, wellness and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion treatment, traditional Chinese medicine-inspired prenatal massage, and Indonesian traditional abdominal binding, sales of traditional Chinese medicines health products and consultancy services. The business was founded by Ms. Wong Kit (“Ms. Wong”) in Hong Kong on July 14, 2016.

Organization and reorganization

The Company was incorporated under the laws of the British Virgin Islands as a BVI business company with limited liability on February 28, 2024 and as a holding company. As at the date of its incorporation, the maximum of shares that the Company was authorized to issue was US$7,500 divided into 50,000 ordinary shares with a par value of US$0.15 each. The Company allotted and issued 8,892 ordinary shares to Ms. Wong Kit by cash at the incorporation date.

A group reorganization of the legal structure was completed in on November 1, 2024. As the Group were under control of the same shareholder and their entire equity interests were also ultimately held by the shareholder immediately prior to the group reorganization, the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2025 and 2024.

As of year end and the date of this report, details of the subsidiaries company are as follows:

Name	Background	Ownership	Principal activities
Beautylab Group Medical Limited (“Beautylab”)	— A BVI company — Incorporated on May 6, 2024 — Issued share capital of US$500	Wholly-owned by the Company	Investment holding

My Beauty Technology Limited (“My Beauty”)	— A Hong Kong company — Incorporated on September 19, 2019 — Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum services, sales of products and franchisor

Pilate International Trading Limited (“Pilate”)	— A Hong Kong company — Incorporated on July 14, 2016 — Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum services and sales of products

Dream International Trading (Hong Kong) Limited (“Dream International”)	— A Hong Kong company — Incorporated on March 14, 2017 — Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum services and sales of products

Choliya Limited (“Choliya”)	— A Hong Kong company — Incorporated on March 7, 2021 — Issued share capital of HK$10,000	Wholly-owned by Pilate	Provision of beauty, wellness and postpartum services, sales of products and consultancy services

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

Initial Public Offering

On October 22, 2025, the Company announced the closing of its initial public offering (“IPO”) of 1,600,000 Class A ordinary shares, US$0.0001 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$6,400,000 in gross proceeds. On October 28, 2025, the underwriters of the Company completed exercising the over-allotment of 240,000 Ordinary Shares of the Company with gross proceeds of US$960,000. In aggregate, the Company raised total net proceeds of approximately US$6.5 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing and exercise of over-allotment. During the process of IPO and over-allotment, the Company incurred an aggregate of approximately US$2.6 million for underwriting discounts and commissions and total offering expenses, among which approximately US$1.7 million offering expenses were paid just before successful listing and over-allotment and recognized as deferred offering costs. At the date of closing of IPO and over-allotment, the underwriting discounts and commissions and total offering expenses of approximately US$2.6 million were offset against the gross offering proceeds of US$7.4 million resulted in net amount of approximately US$4.8 million which was recognized in additional paid-in capital.

Suspension of ordinary stock

On November 11, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the securities of the Company for the period from November 12, 2025, through November 25, 2025. The SEC cited concerns regarding potential market manipulation in the securities of the Company effectuated through recommendations made to investors by unknown persons via social media platforms, which appeared to be designed to artificially inflate the trading price and volume of the Company’s securities.

In response to Nasdaq’s subsequent request for information relating to the SEC suspension and related matters, the Company submitted a comprehensive written response to Nasdaq. On November 26, 2025, following the expiration of the SEC suspension order, Nasdaq issued a public notice stating that trading in the Company’s securities will remain halted pending the review and receipt of additional information from the Company.

As of the date of authorization of these consolidated financial statements, the trading of the Company’s shares on Nasdaq remains halted. The Company continues to closely monitor the situation and remains fully committed to cooperating with Nasdaq, the SEC, and all relevant regulatory authorities to address any outstanding inquiries in a transparent and timely manner.

The Company wishes to state clearly that it has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or any other medium. The Company’s management and the Board of Directors take this matter very seriously.

The Company further emphasizes that its underlying daily operations and business activities remain normal and are unaffected by the suspension and halt of trading. The Company continues to execute its business plans and serve its clients in the ordinary course of business.

The movements in the Company’s authorized ordinary share and the number of ordinary shares issued and outstanding are further detailed in Note 11 (Ordinary shares).

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation and transaction

The Group uses United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in the BVI is US$ and the functional currency of its Hong Kong subsidiaries is Hong Kong Dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currencies using the exchange rate in effect at the dates of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of income and comprehensive income during the year in which they occur.

	Years ended March 31,
	2026	2025
Average rate	7.8039	7.7930

	As of March 31,
	2026	2025
Year-end spot rate	7.8400	7.7799

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting years. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include allowance for expected credit losses, interest rates of leases, valuation allowance for deferred tax assets and impairment assessment of property and equipment. Actual results may differ from these estimates.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting: Improvements to Reportable Segment Disclosures,” which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07 on April 1, 2024. The adoption of the standard did not have a material impact on our segment reporting.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company has adopted ASU 2023-09 on April 1, 2025. The adoption of the standard did not have a material impact on the Company’s income tax disclosures.

Cash and cash equivalents

Cash represents cash in bank and is unrestricted as to withdrawal or use. Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash, and with original maturities of three months or less. As of March 31, 2026 and 2025, the Company had no cash equivalents. The Group maintains all bank accounts in Hong Kong.

As of March 31, 2026 and 2025, the Company has US$ time deposits of US$790,000 and nil, respectively, in which the maturity dates were less than three months.

Management believes that the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Certificates of deposit

Certificates of deposit denominated at US$ with original maturities greater than three months which cannot be classified as cash equivalents are presented as a separate line item at its amortized cost. As of March 31, 2026 and 2025, the Company had nil and US$1,441,099 of such certificates of deposit.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Investment in funds

Investment in funds denominated in US$ represents the Company’s investment in a private investment fund, which the Company intends to redeem within twelve months from the balance sheet date and has therefore classified as a current asset. The fund has no fixed maturity date and no specific redemption date has been determined, and the Company’s interest may be withdrawn only by way of redemption of participating shares. Based on the statement provided by the fund’s administrator, the underlying assets of the fund as of March 31, 2026 principally comprised cash and cash equivalents (approximately 88% of its net asset value) and an investment in another private investment fund (approximately 12%), which primarily invests in equity securities listed in Hong Kong. The Company entered into a subscription agreement for an interest in the fund on March 23, 2026, and the subscription of US$1,300,000 was settled on March 24, 2026. In accordance with ASC Topic 321, Investments—Equity Securities, the investment is accounted for at fair value with changes in fair value recognized in net income. As of March 31, 2026, the fair value of the investment in funds was US$1,326,000, which was estimated using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient in accordance with ASC Topic 820, Fair Value Measurement. Pursuant to U.S. GAAP, investments measured using the NAV practical expedient are not categorized within the Level 1, 2, or 3 fair value hierarchy. Consequently, an unrealized fair value gain of US$26,000, nil and nil was recognized in the consolidated statements of operations for the years ended March 31, 2026, 2025 and 2024, respectively.

Trading securities

Trading securities denominated at US$ represent the Company’s investment in US Treasury Bills, which are bought and held for the purpose of selling them in the near term. The Company measures its trading securities at fair value through net income (FVTNI). As of March 31, 2026 and 2025, the fair value of the Company’s position in US Treasury Bills was US$511,126 and US$503,453, respectively.

For the years ended March 31, 2026, 2025 and 2024, the Company recognized an unrealized (loss) gain from trading securities of US$(3,379), US$2,621 and nil, respectively, in the consolidated statements of operations. For the years ended March 31, 2026, 2025 and 2024, the Company recognized a realized gain of US$12,103, nil and nil, respectively, from the sale or redemption of trading securities upon maturity.

Accounts receivable, net

Accounts receivable mainly represent amounts due from financial institutions in which customers settled the payment by credit cards for purchase of services of beauty, and wellness and postpartum, which are all recorded net of allowance for the Group’s expected credit losses. Credit card transactions are typically settled within two days. However, if customers opt for installment payments, settlement periods range from 30 to 60 days. The installment payments arrangement is strict between the customer and the credit card issuer and does not involve the Company. Regardless of the installment terms agreed upon by the customer, the full transaction amount is remitted to the Company in a lump sum — within 30 days for American Express and 60 days for other credit cards, including UnionPay, Visa, and MasterCard — after the customer has authorized the payment. For franchise, the Company generally grants credit terms of 90 days to the customers.

In evaluating the collectability of accounts receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Group regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased. As of March 31, 2026 and 2025, no allowance for expected credit losses was recognized as there were no experiences on default from customers or failure of transfer from credit card center after payment authorization was made by customers and all outstanding accounts receivable as of March 31, 2026 and 2025 were subsequently settled before the report date.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid, prepaid rent; and cash prepaid to vendor for software development for retaining and managing sales transaction records and customer portfolio; and advance retainer paid under a merger and acquisition advisory and deal sourcing. Deposits paid and prepaid rent are classified as either current or non-current based on the terms of the respective agreements while the prepayment for software development was classified as non-current. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of March 31, 2026 and 2025, management believes that the Group’s deposits, prepayments and other receivables are not impaired.

Inventories, net

Inventories are comprised of traditional Chinese medicines health products, such as Yin-nourishing pill, Ginseng soothing anti-allergy moisturizing wash, Beauty Lab home herbal uterine care patch etc., which are produced using the Company’s patented technology and branded “Beauty Lab” with the company’s logo, intended for resale, and we value inventories using the lower of cost, on a weighted average basis, and net realizable value, which is generally based on the selling price expectations of the products. Cost of inventories sold is charged to cost of sales of products, which also includes inbound freight cost. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value for slow-moving products and damaged goods, which are dependent upon factors such as historical and forecasted consumer demand, and other market conditions. The Company takes ownership, risks and rewards of its inventories, and has sole discretion in establishing prices for goods to be sold. Write downs are recorded in cost of sales of products in the consolidated statements of operations and comprehensive (loss) income. As of March 31, 2026 and 2025, no obsolescent goods were noted.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to statements of income. At the time when property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to statements of operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Leasehold improvement	Over the shorter of the lease term or estimated useful life
Furniture and fixture	5 years
Machinery and equipment	3 to 5 years
Motor vehicle	5 years

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026 and 2025, no impairment of long-lived assets was recognized.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Operating lease

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office leases are included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2026, 2025 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Finance lease

On our balance sheet, finance lease represented the lease of a vehicle as of March 31, 2026 and 2025, respectively. We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method. As of March 31, 2026, all finance lease has been fully settled.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of income. As of March 31, 2025, the deferred offering costs were US$572,352. As of March 31, 2026, all deferred offering costs were charged against the gross proceeds upon the completion of IPO on October 22, 2025.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee and other accrual and payable for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when either our performance obligation is satisfied or expiry of subscription plan for the services. As of March 31, 2026 and 2025, the Company recorded contract liabilities of US$3,047,584 and US$3,463,453, respectively, which was presented as contract liabilities on the accompanying consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Fair value measurement

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	—	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	—	inputs to the valuation methodology are unobservable and significant to the fair value.

The fair value of trading securities measured at fair value through net income (FVTNI) is classified within Level 1 of the fair value hierarchy. The Company’s investment in funds is measured at fair value using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient in accordance with ASC Topic 820 and, accordingly, is not categorized within the fair value hierarchy. Unless otherwise disclosed, fair values of the Company’s financial instruments including cash and cash equivalents, certificates of deposit, accounts receivable, deposits, prepayments and other receivables, amount due to a director, bank borrowings, trade payables, accruals and other payables and current portion of lease liabilities approximate their recorded values due to their short-term maturities.

Non-controlling interests

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of ASC 810 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated statements of operations.

The Company’s non-controlling interests represent the minority shareholder’s ownership interests related to the Company’s subsidiary, representing 20% of Choliya. Non-controlling interests in the results of the Company are presented on the consolidated statement of operations as allocations of the total income or loss between non-controlling interests holders and the shareholders of the Company.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

During the year ended March 31, 2025, Ms. Wong acquired 20% of equity interest from the non-controlling shareholder and in turn Pilate acquired 20% of equity interest in Choliya from Ms. Wong. As a result, Choliya becomes a wholly-owned subsidiary of the Company. Pursuant to ASC 810-10-45-23, since the transaction simply led to a change in the Company’s ownership in Choliya from 80% to 100% while the Company remains its control over Choliya, such transaction is accounted for as an equity transaction with no gain or loss recognized.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transactions during the years ended March 31, 2026, 2025 and 2024, and balances as of March 31, 2026 and 2025 are set out in Note 10.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of beauty, wellness and postpartum service, sales of products and consultancy services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company’s revenue streams mainly comprise the following:

(a)	Beauty, wellness and postpartum services

Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, traditional Chinese medicines inspired prenatal massage, and Indonesian traditional abdominal binding. The Company enters into a distinct contract with its customers for the provision of beauty, wellness and postpartum services. Our customers are individuals. The customers can purchase various plans of different services based on their needs and choices. Pursuant to the contract, each type of service is not interrelated and is distinct as (i) customers are entitled to a series of appointments for the specific services purchased; and (ii) each service has its own price which is separately negotiable. Each type of service is considered as a promise and a separate performance obligation. Hence, there will be more than one promise for each contract entered into between the Company and the customers. The contracts are generally non-cancellable and non-refundable in the event of cancellation. All services have an expiry date of one full year from the date of the purchase but exception was granted case-by-case which may have more than one year for expiry date but this situation is mere. If there is an extension of expiry date requested by customer, the customers are required to pay additional fee for the purchase of other plans or purchase additional number of times with the same plan. Each service is typically fixed priced with no variable consideration and does not provide any post-contract service. Customers are required to pay a fixed lump sum fee in advance for the purchase of either (i) a series of services offered by the Company for one year; or (ii) a designated service with fixed number of times during one year period. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card. The fee was recognized as contract liability upon receipt and charged to revenue, net of discounts, in the consolidated statements of income and comprehensive income once used by the customers and the amount of revenue to be recognized either on (i) the price of series of services used each time; or (ii) the times used for each plan in each appointment. The unit price for customers purchasing the plan is based on number of times calculated on an effective basis, i.e. total lump sum fee paid by customers divided by total number of times purchased including any free trials offered for the plan as stipulated in the contract. The Company offers discounts, which is a common practice in the beauty industry, to customers. Discounts are negotiated separately for each promise, which are agreed and stated clearly for each promise in the contract before full payment is made by the customers. Hence, the net amount paid by customers is fixed with no variable consideration and there is no allocation involving any estimation required. The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised services (i.e. the net amount for each promise stated in the contract). The customers can renew/purchase additional times/plans upon or before the expiry of contract and any renewal and purchase by the same customer are considered a new contract separately since similar price is required to be paid by the customers as normal purchase. During the services, as the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time. We also recognize revenue for breakage based on past experience that the prepaid amounts are not expected to be used upon expiry without any renewal.

(b)	Sales of products

We also sell supplements products to customers, including (i) traditional Chinese medicines inspired supplements products, such as uterine care patches, probiotic intimate wash, and nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including time ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues, and scalp health. The Company derives its revenues from sales contracts with its customers with revenues being recognized at a point in time when control of the products are transferred to its customer at the Company’s wellness centers. Revenue is recognized based on the price paid which is fixed and net of any discount upon delivery at the counter. The sales have no right of return, no warranty and are not refundable. Product delivery is evidenced by a payment receipt record. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card.

(c)	Consultancy services

In addition, we provide traditional Chinese medicine technical training and dietary therapy training and other consultancy services to other well-established and reputable beauty salons, massage centers, and similar entities. The Company enters into a distinct contract with its customers for the provision various services including (i) training for skills on promotion of reputation of their entities and dietary therapy services; and (ii) the attendance of our tradition Chinese medicine practitioner for services, with service period from three months to six months. Pursuant to the contracts between the Company and their customers, there are various promises in one contract and each promise is distinct and is not interrelated representing separate performance obligation. Fees charged for each performance obligation are different and based on the promises provided. The service fees for training related services are fixed and stipulated in the contract while other services are not fixed but variable which depends on the actual number of working hours during dispatched period. The Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers. Typically, customers are required to pay either in advance or within 90 days from invoicing. Services provided are evidenced by the attendance records signed by both Company and the customers. These services are primarily recognized as revenues at point in time when services are provided.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

(d)	Franchise

The Company also allows franchisees to use the Company’s brand and techniques and earns license fees and service fees from franchisees. As the franchisor, the Company enters into a franchise agreement with the franchisee (i.e. the customer), which authorizes the franchisee to run the specified business under the Company’s brand, intellectual properties and techniques in the designated region. Under the franchise agreement (the contract), the Company is committed to (i) provide pre-opening service, which is to get the franchisee ready for business operation; (ii) acquire new customers for the franchisee; and (iii) authorize the franchisee to use the Company’s brands, logos and names (the “franchise license”). Under the franchise agreement, each of the above promises is considered as a separate performance obligation because the franchisee can benefit from each promise separately, and each promise has its own standalone price as indicated in the agreement. The franchise agreement is effective upon signed by both parties, and remains effective until either party gives the written termination notice to the other party.

(i)	Pre-opening service: the Company is committed to perform a series of procedures which are not individually marketable with standalone value, to assist the franchisee to get ready for operation including but not limited to identifying location, assisting for company registration and advising for the design and decoration of new store. Contract price for pre-opening service is fixed and due within five days upon signing the franchise agreement. There is no further obligation once the store was ready to open which was occurred in March 2025. Apparently, none of the criteria in ASC 606-10-25-27 is met. Therefore, revenue from the provision of pre-opening service is recognized at the point in time when the store is ready to operate. For the year ended March 31, 2025, the Company has completed pre-opening service for a franchisee and recognized US$46,708 revenue from pre-opening service when the store was ready to open in March 2025. No pre-opening service revenue was recognized for the years ended March 31, 2026 and 2024.

(ii)	New customer acquisition: the Company will help to promote the franchisee’s store and services over social media platforms in order to acquire new customers for the franchisee. Per the franchise agreement, every time the Company successfully acquire a new customer for the franchisee, the Company will charge the franchisee a fixed price for the new customer acquired, as specified in the contract, which is due immediately. As long as the franchise agreement is effective, there is no limitation on the number of new customers the Company may acquire for the franchisee. Through February 28, 2026, the referral fee was charged on a per-customer basis, and revenue from such referral services was recognized at the point in time when each new customer was successfully acquired for the franchisee, which is when the performance obligation is satisfied and the fee becomes due. Effective March 1, 2026, the Company amended its franchise agreements to replace the per-customer fee with a fixed monthly promotional fee, under which the Company provides continuous online promotion services and stands ready to do so throughout the service period, with the fee charged regardless of the volume of new customers acquired. Revenue from the fixed monthly promotional fee is therefore recognized over time on a straight-line basis over the service period. For the years ended March 31, 2026, 2025 and 2024, revenue from new customer acquisition was US$135,829, nil and nil, respectively, of which US$129,422 was recognized at a point in time and US$6,407 was recognized over time for the year ended March 31, 2026.

(iii)	Franchise license: once the pre-opening service is completed and the franchisee starts its business, the franchisee is required to pay an annual license fee for running the business using the brand name of the Company, which is due at the beginning of each year. Price for each year is fixed and clearly specified in the agreement. If the franchise agreement is terminated in the middle of a year, the license fee for that year is non-refundable. In applying ASC 606-10-55-59 to 62, the license is considered the right to access a symbolic intellectual property. Hence, revenue from franchise license is recognized ratably over each year. In case when the franchise agreement is terminated in the middle of a year, the contract price for the remaining of the year is recognized immediately upon termination as it’s non-refundable. For the years ended March 31, 2026, 2025 and 2024, the Company had no revenue from franchise license.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Operating costs and expenses

Operating expenses primarily consist of cost of sales of products, advertising and promotion expenses, salaries and related social insurance costs for operations, rentals, professional services fees, depreciation of property and equipment, bank charges, consumables, such as herbal medicines, body lotion, organic essential oils and shampoo in bulk portion, are primarily used during the course of the daily services provided by the Company to customers and other office expenses related to general operations. Advertising and promotion expenses represented the advertisements launched in Facebook and other social media platform and are charged to operating costs and expenses as they incurred. Cost of sales products represented the purchase price of the supplements products sold to customers. In situations where promotional products, such as samples and testers, are provided by the Company to its customers at the same time as a related saleable product, the cost of these promotional products are recognized as cost of sales of products at the same time as the revenue for the related product is recognized.

Other income

Interest income is mainly generated from the Company’s savings, term deposits with original term of less than three months and certificates of deposit (which fully matured during the year ended March 31, 2026), and is recognized on an accrual basis using the effective interest method.

Government subsidies are recognized as income in other income or as deferred government subsidies before conditions attached to the government subsidy are met and charged to statements of operations as other income once conditions are fulfilled. For the years ended March 31, 2026, 2025 and 2024, the Company recognized aggregate government subsidies of US$20,364, US$15,486 and US$1,398, respectively, from government of Hong Kong.

In 2024, the Company successfully applied for Technology Voucher Program (TVP) funded by the Hong Kong government’s Innovation and Technology Fund. The program aims to subsidize local enterprises to enhance their competitiveness through the use of technology services and solutions, which in turn will promote social development. An approval was received during the year ended March 31, 2026 and 2025, and the Company received an aggregate of US$20,364 and US$15,486, respectively, from Hong Kong Productivity Council with no unfulfilled conditions nor other contingencies attached to the subsidy. Accordingly, US$20,364 and US$15,486 was recognized as other income in the year of receipt, respectively.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,833.

During the years ended March 31, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were US$51,556, US$59,548 and US$58,592, respectively.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Income taxes

BVI

We are incorporated in the BVI and are not subject to tax on income or capital gains under the current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with Hong Kong’s Inland Revenue Department Ordinance. The applicable tax rate is 16.5% in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. There were no material uncertain tax positions as of March 31, 2026 and 2025. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive (loss) income

The Company presents comprehensive (loss) income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive (loss) income be reported in the consolidated financial statements. The components of comprehensive (loss) income include net (loss) income and foreign currency translation adjustment for the years presented.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, uses revenue as the profitability measure in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The following table presents summary information of the Company’s single segment for the years ended March 31, 2026, 2025 and 2024, respectively:

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Measure of profit or loss
Revenues	4,807,713	6,221,751	6,015,375

Reconciliation to income before income taxes
Operating cost and expenses
Cost of sales of products	(35,221)	(15,514)	(11,294)
Advertising and promotion expenses	(803,483)	(999,354)	(859,473)
Staff costs and employee benefits	(1,623,759)	(1,839,746)	(1,930,900)
Rental and building management expenses	(551,442)	(711,716)	(848,691)
Professional expenses	(782,448)	(173,106)	(260,224)
Depreciation	(216,074)	(263,454)	(391,704)
Bank charges	(137,746)	(210,688)	(163,710)
Consumables	(139,831)	(186,103)	(159,195)
Other general and administrative expenses*	(546,946)	(433,132)	(381,336)

Other income (expense)
Interest income	72,651	64,136	19,513
Interest expense	(15,799)	(20,874)	(26,051)
Unrealized gain from investments, net	22,621	2,621	—
Realized gain from investments	12,103	—	—
Government subsidies	20,364	15,486	1,398
Other income (expenses)	50,763	(15,140)	(214)

Income before income tax	133,466	1,435,167	1,003,494

Income tax expenses	(156,114)	(236,082)	(181,751)
Net (loss) income	(22,648)	1,199,085	821,743

	As of March 31,
	2026	2025
	US$	US$
Other segment disclosures
Total assets	9,868,667	5,355,741

*	Other general and administrative expenses included staff trainings, recruiting and referral fees, office expenses, entertainment, utilities, etc..

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2026, 2025 and 2024, there were no dilutive shares.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average exchange rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),” as subsequently clarified by ASU 2025-01, which requires public business entities to disclose in the notes to the financial statements additional information about specific expense categories, including purchases of inventory, employee compensation, depreciation and amortization. The requirements are effective for annual reporting periods beginning after December 15, 2026 (the Company’s fiscal year ending March 31, 2028) and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides an optional practical expedient that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts to measure expected credit losses on accounts receivable and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025 (the Company’s fiscal year ending March 31, 2027), including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,” which removes all references to prescriptive and sequential software development project stages and requires an entity to begin capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments are effective for annual reporting periods beginning after December 15, 2027 (the Company’s fiscal year ending March 31, 2029), including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of ASU 2025-06 to have a material impact on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of March 31,
	2026	2025
	US$	US$
Accounts receivable, gross	201,477	395,901
Less: allowance for expected credit losses	—	—
Accounts receivable, net	201,477	395,901

Accounts receivable, net as of March 31, 2026 and 2025 are aged within one year. Up to June 30, 2026, all outstanding accounts receivable balances as of March 31, 2026 were fully settled.

4. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net comprised of the following:

	As of March 31,
	2026	2025
	US$	US$
Rental and utility deposits	174,465	263,465
Prepaid rent	45,951	46,459
Prepayments to suppliers	1,542,218	—
Other receivables	2,483	1,556
Total deposits, prepayments and other receivables	1,765,117	311,480
Less: non-current portion	(354,019)	(128,290)
Current portion	1,411,098	183,190

Prepayments to suppliers as of March 31, 2026 comprised a refundable advance retainer of US$1,000,000 paid under a merger and acquisition advisory and deal sourcing agreement dated October 30, 2025, prepaid beauty website and system development costs of US$450,000, payable at US$30,000 per month under an agreement expiring in December 2026, of which US$270,000 relating to the nine months to December 2026 is classified as current and US$180,000 was classified as non-current portion, the Nasdaq annual listing fee of US$55,777 and annual directors’ and officers’ insurance premium of US$36,441. The website and system development costs are carried forward as incurred and will be recognized as an intangible asset upon completion of all functions of the website, which is expected to be completed in December 2026. The refundable advance retainer of US$1,000,000 was refunded in full to the Company on June 30, 2026 due to failure of acquisition or merger.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2026	2025
	US$	US$
Leasehold improvement	528,676	724,398
Furniture and fixtures	245,257	163,499
Machinery and equipment	426,253	242,953
Motor vehicle	251,078	253,017
Total	1,451,264	1,383,867
Less: accumulated depreciation	(844,363)	(883,814)
Net carrying value	606,901	500,053

Depreciation expenses recognized for the years ended March 31, 2026, 2025 and 2024 were US$216,074, US$263,454, and US$391,704 respectively.

As of March 31, 2026 and 2025, a motor vehicle with a carrying amount of nil and US$138,301 was under a finance lease, respectively (Note 9).

6. TRADE PAYABLES, ACCRUALS AND OTHER PAYABLES

Trade payables, accruals and other payables consist of the following:

	As of March 31,
	2026	2025
	US$	US$
Accrued staff costs and employee benefits	127,652	141,296
Accrued professional fees	158,391	43,358
Accrued advertising expenses	78,241	21,628
Trade payables	17,200	3,480
Others	33,818	36,702
Total	415,302	246,464

7. CONTRACT LIABILITIES

The movement of contract liabilities consists of the following:

	As of March 31,
	2026	2025
	US$	US$
Balance at beginning of the year	3,463,453	4,496,155
Additions	4,310,959	5,068,006
Refunded to customers during the year	(30,131)	—
Recognized as revenues during the year	(4,671,953)	(6,125,511)
Exchange realignment	(24,744)	24,803
Balance at end of year	3,047,584	3,463,453

During the years ended March 31, 2026, 2025 and 2024, revenues of US$2,618,481, US$3,631,069 and US$3,666,035, respectively, were recognized that were included in the contract liability balance at the beginning of each year.

Included in contract liabilities as of March 31, 2026 was an initial franchise fee of US$191,327 (HK$1,500,000) received from a franchisee, in respect of which no revenue had been recognized as the related performance obligations had not been satisfied. On June 5, 2026, the Company and the franchisee agreed to terminate the franchise agreement by mutual agreement, and the Company agreed to refund the initial franchise fee to the franchisee in full, without deduction or set-off. As the termination occurred after the balance sheet date, the amount continued to be presented within contract liabilities as of March 31, 2026 and no adjustment has been made to these consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. BANK BORROWINGS

Outstanding balances of bank borrowings as of March 31, 2026 and 2025 consist of the following:

	As of March 31,
	2026	2025
	US$	US$
Bank borrowings Guaranteed(i)	185,799	314,226
Short-term bank borrowings(ii),(iii)	185,799	314,226

(i)	The bank borrowings were guaranteed by Ms. Wong Kit, a Controlling Shareholder, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.
(ii)	As of March 31, 2026 and 2025, the Company had bank borrowings amounted to US$185,799 and US$314,226, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.
(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as of March 31, 2026 and 2025 are as follows:

				Weighted average interest	Balance as at March 31,
Lender	Type	Maturity date	Currency	rate	2026	2025
					US$	US$
Bank of China (Hong Kong) Limited	Term loan	December 15, 2025 with repayable on demand clause	HK$	2026: 2.945% 2025: 3.414%	—	26,358
Bank of China (Hong Kong) Limited	Term loan	November 11, 2029 with repayable on demand clause	HK$	2026: 2.888% 2025: 3.414%	69,352	87,703
Bank of China (Hong Kong) Limited	Term loan	March 25, 2029 with repayable on demand clause	HK$	2026: 2.888% 2025: 3.414%	108,295	143,469
Bank of China (Hong Kong) Limited	Term loan	May 13, 2026 with repayable on demand clause	HK$	2026: 2.896% 2025: 3.414%	8,152	56,696
					185,799	314,226

As of March 31, 2026, the contractual repayment schedule is as follows:

US$
Year ending March 31, 2027	61,505
Year ending March 31, 2028	54,728
Year ending March 31, 2029	56,428
Year ending March 31, 2030	13,138
Total bank borrowings	185,799

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for stores in Hong Kong with lease terms ranging from 2 to 3 years. As of March 31, 2025, the Company also leased a motor vehicle with a lease term of 36 months under a finance lease. The Company’s ROU assets and operating and finance lease liabilities recognized in the consolidated balances sheets consist of the following:

Operating leases

Supplemental balance sheets information related to operating leases was as follows:

	As of March 31,
	2026	2025
	US$	US$
Operating lease ROU assets
Cost	1,099,393	1,828,231
Less: accumulated amortization	(375,274)	(1,117,689)
ROU assets, net	724,119	710,542

	As of March 31,
	2026	2025
	US$	US$
Operating lease liabilities Current portion	366,660	474,739
Non-current portion	355,557	257,841
Total	722,217	732,580

During the years ended March 31, 2026, 2025 and 2024, the Company incurred lease expenses of approximately US$459,914, US$525,840 and US$723,210, respectively.

Other supplemental information about the Company’s operating leases as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Weighted average remaining lease term (years)	2.10	1.63
Weighted average discount rate (representing the incremental borrowing rates)	2.96%	3.38%

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of March 31, 2026:

12 months ending March 31,	US$
2027	381,627
2028	238,972
2029	123,461
Total lease payments	744,060
Less: imputed interests	(21,843)
Operating lease liabilities on consolidated balance sheets	722,217

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Finance lease

Supplemental balance sheet information related to finance leases was as follows:

	As of March 31,
	2026	2025
	US$	US$
Current finance lease obligation	—	13,641
Non-current portion finance lease obligation	—	100,192
Total	—	113,833

Other supplemental information about the Company’s finance leases as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Weighted average remaining lease term (years)	—	2.17
Weighted average discount rate (representing the effective explicit interest rate stipulated in the finance lease contract)	—	7.24%

During the year ended March 31, 2026, the Company early repaid the entire outstanding principal of its finance lease. Accordingly, the Company had no outstanding finance lease obligations as of March 31, 2026.

10. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name	Relationship
Ms. Wong Kit (“Ms. Wong”)	The Controlling Shareholder, chief executive officer of the Company, and director/chairwoman
Ms. Wong Ting Ting	Sister of Ms. Wong
Ms. Liu Qiong	Mother of Ms. Wong
Water F (Worldwide Hong Kong) Company Limited*	Owned by Ms. Wong (before July 9, 2025)

*	The director and shareholder of Water F (Worldwide Hong Kong) Company Limited is changed with effective from July 9, 2025 and no longer a related party of the Company since the effective date of change.

Amounts due to a related party consists of the following:

		As of March 31,
Name	Nature	2026	2025
		US$	US$
Ms. Wong Kit (“Ms. Wong”)	Amounts due to a director	(9,435)	(214,603)
		(9,435)	(214,603)

The balances with related parties are unsecured, interest free with no specific repayment terms.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

As of March 31, 2026, the balance represented funds due to Ms. Wong for the payments made on behalf of the Company for the purchase of inventories and consumables. As of March 31, 2025, the balance represented funds due to Ms. Wong for the payments made on behalf of the Company for the purchase of inventories, consumables and listing expenses.

For the year ended March 31, 2026, the Company repaid Ms. Wong of US$875,130 which was being offset by the payment made by Ms. Wong of US$671,606 for the Company’s purchases and listing expenses on behalf of the Company. For the year ended March 31, 2025, Ms. Wong received US$184,118 proceeds from customers through payment platforms on behalf of the Company, and made US$1,202,010 payments for the Company’s purchases and listing expenses on behalf of the Company.

The Company does not have significant related party transactions incurred during the years ended March 31, 2026, 2025 and 2024 except for the following:

(i)	For the years ended March 31, 2026, 2025 and 2024, staff costs, commission and employee benefits paid to Ms. Wong Ting Ting were US$1,262, US$49,783 and US$30,674, respectively, and Ms. Liu Qiong were US$16,146, US$22,550 and US$16,116, respectively. Both Ms. Wong Ting Ting and Ms. Liu Qiong are employees of the Company.

(ii)	Remuneration to senior management for the years ended March 31, 2026, 2025 and 2024 were:

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Remuneration to senior management:
Salaries and other short-term employee benefits	218,507	183,243	166,174
Payments to defined contribution pension schemes	4,613	6,324	6,860
Total	223,120	189,567	173,034

(iii)	For the years ended March 31, 2026, 2025 and 2024, Water F (Worldwide Hong Kong) Company Limited paid certain salaries of the employees of the Company on behalf of the Company, which amounted to US$51,256, US$233,800 and nil, respectively.

(iv)	For the year ended March 31, 2026, 2025 and 2024, referral fee paid to Ms. Wong Ting Ting were US$12,814, nil and nil, respectively

11. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated as a BVI business company with limited liability under the laws of the British Virgin Island on February 28, 2024. The maximum number of shares that the Company was authorized to issue was US$7,500 divided into 50,000 ordinary shares with a par value of US$0.15 each at the date of incorporation. On October 18, 2024, the shareholders of the Company approved an Amended and Restated of the Articles of Association, pursuant to which 1) the maximum number of shares that the Company was authorized to issue was re-classified from one class to two classes which are divided into 60,000,000 Class A ordinary shares, with a par value of $0.0001 each and 15,000,000 Class B ordinary shares, with a par value of $0.0001 each; 2) holders of Class A ordinary shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of the Company, while holders of Class B ordinary shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company; 3) each Class B ordinary share is convertible into one Class A ordinary share either (i) at any time by the holder thereof, or (ii) when the holder of Class B ordinary shares transfers to a third party not affiliated with such holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances; and 4) the dividend rights and other privileges including the rights for the remaining assets are the same in the event of liquidation for both Class A and Class B ordinary shares are the same. On October 18, 2024, the shareholding of the original one class ordinary share 13,338,000 in the Company was transferred to Class A ordinary shares and the proportion of their shareholdings in the Company being held by Ms. Wong and each individual shareholder remains unchanged.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. SHAREHOLDERS’ EQUITY (cont.)

On November 1, 2024, an aggregate 2,000,000 Class B ordinary shares were allotted to Ms. Wong, the Controlling Shareholder at a cash consideration of par value of $0.0001 per share.

After the transactions mentioned above, Ms. Wong, owns an aggregate of 10,350,360 Class A ordinary shares and 2,000,000 Class B ordinary shares, representing more than 90% of the total voting power of the Company.

Initial Public Offering

On October 22, 2025, the Company announced the closing of its initial public offering (“IPO”) of 1,600,000 Class A ordinary shares, US$0.0001 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$6,400,000 in gross proceeds. On October 28, 2025, the underwriters of the Company completed exercising the over-allotment of 240,000 Ordinary Shares of the Company with gross proceeds of US$960,000. In aggregate, the Company raised total net proceeds of approximately US$6.5 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing and exercise of over-allotment. During the process of IPO and over-allotment, the Company incurred an aggregate of approximately US$2.6 million for underwriting discounts and commissions and total offering expenses, among which approximately US$1.7 million offering expenses were paid just before successful listing and over-allotment and recognized as deferred offering costs. At the date of closing of IPO and over-allotment, the underwriting discounts and commissions and total offering expenses of approximately US$2.6 million were offset against the gross offering proceeds of US$7.4 million resulted in net amount of approximately US$4.8 million which was recognized in additional paid-in capital.

As a part of the Company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data for all the periods presented according to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25 due to under common control.

Subscription receivables

As of March 31, 2025, the outstanding subscription receivable balance of US$381,043 represented consideration owed by shareholders for ordinary shares of the Company already issued and outstanding. The balance was recognized as a deduction from equity in accordance with SAB Topic 4:E.

During the year ended March 31, 2026, the outstanding subscription consideration was fully settled. Accordingly, as of March 31, 2026, the subscription receivable balance was nil.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. SHAREHOLDERS’ EQUITY (cont.)

Non-controlling interests

During the year ended March 31, 2025, Ms. Wong acquired 20% of equity interest from the non-controlling shareholders and in turn Pilate acquired 20% of equity interest in Choliya from Ms. Wong. As a result, Choliya becomes a wholly-owned subsidiary of the Company accordingly. Such transaction is accounted for as an equity transaction with no gain or loss recognized under ASC 810-10-45-23.

Dividends

The board of directors of the Company and its subsidiaries did not declare any cash or non-cash dividends for the years ended March 31, 2026 and 2025.

On March 31, 2024, the board of directors of Pilate and Dream International have declared non-cash dividends of HK$4,737,472 (US$605,358) and HK$700,918 (US$89,564), respectively, to the sole shareholder, Ms. Wong, of Pilate and Dream International registered on the date of declaration to offset receivable balances owed by Ms. Wong to the Company. Management directly reduced the receivable asset account “amount due from a director” and increased the balance for “accumulated losses” in the amount corresponding to the non-cash dividends; the direct reduction of assets and equity had no effect on the Group’s result of operations or cash flows for the year ended March 31, 2024. No other consideration was included in this non-cash dividend between the Company and Ms. Wong.

12. DISAGGREGATED REVENUES

Disaggregated revenues by major categories and timing of revenue recognition for the years ended March 31, 2026, 2025 and 2024 are disclosed in the table below:

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Over time:
– Beauty, wellness and postpartum service	4,508,504	5,967,277	5,813,814
– Franchise	6,407	—	—
Subtotal – over time	4,514,911	5,967,277	5,813,814

Point in time:
– Sales of products	163,380	207,766	88,992
– Franchise	129,422	46,708	—
– Consultancy services	—	—	112,569
Subtotal – point in time	292,802	254,474	201,561
Total Revenue	4,807,713	6,221,751	6,015,375

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. TAXES

Income tax

BVI

Charming Medical and BeautyLab Group are incorporated in the BVI and are not subject to tax on income or capital gains under the current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

My Beauty, Pilate, Dream International and Choliya are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,562, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,562). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the years ended March 31, 2026, 2025 and 2024, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of income represents:

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
Hong Kong profits tax provision for the year:
Current	88,131	101,209	119,274
Deferred	67,983	134,873	62,477
Total income tax expenses	156,114	236,082	181,751

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years ended March 31,
	2026	2025	2024
	%	%	%
Statutory tax rate of British Virgin Islands	0.0	0.0	0.0
Hong Kong tax rate	16.5	16.5	16.5
Permanent difference	117.2	1.3	3.3
Tax concession (Note 1)	(16.7)	(1.4)	(1.7)
Effective tax rate	117.0	16.4	18.1

Note 1:	The tax concession by the election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. TAXES (cont.)

Deferred tax

The following table sets forth the significant components of the deferred tax assets of the Company:

	As of March 31,
	2026	2025
	US$	US$
Deferred tax assets:
Difference in depreciation basis for property and equipment
Opening balances	26,179	44,178
Addition	2,416	10,388
Utilized during the year	(23,021)	(28,619)
Exchange realignment	(107)	232
Ending balances	5,467	26,179

Net operating losses
Opening balances	51,114	166,966
Utilized during the year	(47,378)	(116,642)
Exchange realignment	(172)	790
Ending balances	3,564	51,114
Total ending balances	9,031	77,293
Less: valuation allowance	—	—
Total deferred tax assets, net	9,031	77,293

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to fully utilize the assets in the foreseeable future. For Hong Kong company who has net operating losses incurred in an accounting year, the losses can be carried forward indefinitely to offset future profits generated from the business.

14. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and certificates of deposit and accounts receivable.

Bank balances and certificates of deposit

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,041) if the bank with which an individual/a company holds its eligible deposit fails. As of March 31, 2026, cash and cash equivalents balance of US$4,699,273 were maintained at financial institutions in Hong Kong and approximately US$3,840,578 was not insured by the Hong Kong Deposit Protection Board.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. RISKS AND UNCERTAINTIES (cont.)

Accounts and other receivables

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts and other receivables are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally does not require collateral or other securities from its customers. The Company periodically evaluates the creditworthiness of an existing customer in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the customer’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as of March 31, 2026 and 2025 are aged within one year and fully collected at of report date, minimum credit risk was noted for accounts receivable. While other receivables are collected based on expected time with appropriate collection without any overdue balances as of March 31, 2026 and 2025, minimum credit risk was noted for other receivables.

Customer concentration risk

For the years ended March 31, 2026, 2025, and 2024 no customer accounts for more than 10% of our total revenue, respectively.

As of March 31, 2026, 2025, and 2024, no customer accounts for more than 10% of the total balance of accounts receivable.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings, cash and cash equivalents, certificates of deposit and trading securities. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We will continue to focus on improving operational efficiency and reducing costs so as to meet our financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for corporate offices in Hong Kong for terms of ranging from 2 to 3 years. Our commitments for minimum lease payment under these operating lease obligations as of March 31, 2026 are listed in section “Note 9 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business including the class action against the Company mentioned below. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

In December 2025, a securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors and other professional parties, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired the Company’s securities between October 21, 2025 and November 12, 2025, and alleges that the defendants made materially false and misleading statements and omissions concerning, among other things, the Company’s business, operations and prospects, and that the Company’s stock price was artificially inflated by a purported market manipulation and promotional scheme. The plaintiffs seek, among other relief, compensatory damages, costs and attorneys’ fees. The Company strongly denies any wrongdoing and intends to vigorously defend against these matters. As the lawsuit remains at a preliminary stage, the Company is currently unable to estimate the potential outcome or a range of loss, if any, associated with the resolution of the lawsuit, and accordingly no provision has been recognized in the consolidated financial statements as of March 31, 2026.

On June 12, 2026, the lead plaintiffs filed an amended complaint asserting violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and seeking damages against the Company and the other defendants. The Company intends to defend itself vigorously in the action, and its response to the amended complaint is due on August 11, 2026.

16. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2026 up through July 28, 2026, which is the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements other than disclosed elsewhere and below.

Voluntary adoption of corporate governance enhancement measures

In July 2026, the Company announced that its board of directors had approved, and the Company had voluntarily adopted, a series of corporate governance enhancement measures intended to strengthen its corporate governance and enhance the protection of its public shareholders.

On July 21, 2026, the Company entered into a lock-up agreement with Ms. Kit Wong, the Company’s Chief Executive Officer and Chairman of the Board, pursuant to which Ms. Wong agreed that, for a period of one year from the date of the agreement and subject to limited customary exceptions, she will not offer, sell or otherwise transfer or dispose of any Class A ordinary shares of the Company, or enter into any hedging arrangement with respect to such shares.

The Company also elected to no longer rely on the exemptions from Nasdaq’s corporate governance requirements available to foreign private issuers under Nasdaq Listing Rule 5615(a)(3), and intends to comply with the corporate governance requirements under the Nasdaq listing rules applicable to U.S. domestic issuers. The Company will continue to qualify as a foreign private issuer for its reporting obligations under the Securities Exchange Act of 1934.

In addition, Ms. Wong irrevocably undertook to surrender to the Company, unconditionally and for no consideration, all 2,000,000 Class B ordinary shares with a par value of US$0.0001 each held by her (each carrying twenty votes per share), representing all of the issued and outstanding Class B ordinary shares. Upon surrender, these shares will be cancelled, following which no Class B ordinary shares will remain in issue and each Class A ordinary share will carry one vote. Immediately following the surrender and cancellation of Class B ordinary shares, the Company will have 15,178,000 ordinary shares issued and outstanding, of which Ms. Wong will hold 10,350,360 ordinary shares, representing approximately 68.19% of the issued and outstanding ordinary shares and of the aggregate voting power of the Company. The Company intends to convene a meeting of shareholders to approve amendments to its memorandum and articles of association to abolish the dual-class share structure in its entirety.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. PARENT ONLY FINANCIAL STATEMENTS

The following presents condensed parent company only financial statements of Charming Medical Limited.

Condensed balance sheets

	As of March 31,
	2026	2025
	US$	US$
ASSETS
Current Assets:
Cash and cash equivalents	3,737,770	—
Deposits, prepayments and other receivables, net	1,364,434	—
Investment in funds	1,326,000	—
Amount due from subsidiaries	—	108,835
Total current assets	6,428,204	108,835
Non-current assets:
Investment in a subsidiary	500	500
Deposits, prepayments and other receivables, net	180,000	—
Deferred offering costs	—	545,359
Total non-current assets	180,500	545,859
Total assets	6,608,704	654,694
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accruals	158,391	25,000
Amount due to a shareholder	768,390	1,064,828
Amounts due to subsidiaries	2,341,579	—
Total current liabilities	3,268,360	1,089,828
TOTAL LIABILITIES	3,268,360	1,089,828

Commitments and contingencies (Note 15)

Shareholders’ equity (deficit)
Class B Ordinary shares, US$0.0001 par value, 15,000,000 shares authorized, and 2,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively	200	200
Class A Ordinary shares, US$0.0001 par value, 60,000,000 shares authorized, and 15,178,000 and 13,338,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively	1,518	1,334
Additional paid-in capital	4,784,361	—
Subscription receivables	—	(1,534)
Accumulated losses	(1,445,735)	(435,134)
Total shareholders’ equity (deficit)	3,340,344	(435,134)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,608,704	654,694

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. PARENT ONLY FINANCIAL STATEMENTS (cont.)

Condensed statements of operations

	Years ended March 31,
	2026	2025	2024
	US$	US$	US$
OTHER INCOME (EXPENSES)
Interest income	26,899	—	—
Unrealized gain from investment in funds	26,000	—	—
Other expenses	(1,512)	—	—
	51,387	—	—

OPERATING COST AND EXPENSES
Staff costs and employee benefits	(92,219)	—	—
Advertising and promotion expenses	(101,832)	—	—
Professional expenses	(772,554)	(185,134)	(250,000)
Bank charges	(890)	—	—
Other general and administrative expenses	(94,493)	—	—
	(1,061,988)	(185,134)	(250,000)
LOSS BEFORE INCOME TAX EXPENSES	(1,010,601)	(185,134)	(250,000)
Income tax expenses	—	—	—
NET LOSS	(1,010,601)	(185,134)	(250,000)

Condensed statements of cash flows

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,010,601)	(185,134)	(250,000)
Adjustments to reconcile net loss to net cash used in operating activities
Unrealized gain from investment in funds	(26,000)	—	—
Changes in operating assets and liabilities
Deposits, other receivables and prepayments	(1,544,434)	—	—
Accruals and other payables	133,391	(225,000)	250,000
Net cash used in operating activities	(2,447,644)	(410,134)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in funds	(1,300,000)	—	—
Repayment from subsidiaries	108,835	—	—
Advances to subsidiaries	—	(109,335)	—
Net cash used in investing activities	(1,191,165)	(109,335)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of offering costs related to IPO	(1,176,763)	(545,359)	—
Proceeds from issuance of shares pursuant to IPO from underwriters	6,533,660	—	—
Advances from subsidiaries	2,314,586	—	—
Advance from a director	—	1,064,828	—
Repayment to a director	(294,904)	—	—
Net cash provided by financing activities	7,376,579	519,469	—
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,737,770	—	—
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	—	—	—
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,737,770	—	—

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. PARENT ONLY FINANCIAL STATEMENTS (cont.)

(i) Basis of presentation

The Company was incorporated under the laws of the British Virgin Islands as a BVI business company with limited liability on February 28, 2024 and as a holding company.

On May 6, 2024, Beautylab was incorporated in the British Virgin Islands as a BVI business company with limited liability. On May 6, 2024, 50,000 share was allotted and issued to the Company, following which Beautylab is wholly-owned by the Company. The investment in subsidiary stated at cost of investment in Beautylab.

My Beauty, Dream International, Pilate and Choliya (collectively “Hong Kong Subsidiaries”), limited liability incorporated in Hong Kong on July 14, 2016, March 14, 2017, September 19, 2019 and March 7, 2021, are operating entities in Hong Kong, are directly or indirectly owned by Beautylab.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on April 1, 2024 and throughout the period ended March 31, 2025.

In the condensed parent-company-only financial statements, the Company’s investment in Beautylab is stated at cost included in condensed balance sheets. These condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes thereto.

(ii) Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Charming Medical Limited exceed 25% of the consolidated net assets of Charming Medical Limited. Whilst the restricted net assets of the subsidiaries of Charming Medical Limited does not exceed 25% of the consolidated net assets of Charming Medical Limited, the above condensed parent company only financial statements of Charming Medical Limited is presented for the supplementary reference.

As of March 31, 2026 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.